Form 10-K405, Exhibit 13
period 1996-12-31
SUNQUEST INFORMATION SYSTEMS INC
filed 1997-03-27
CIK 1011340

                                                                     EXHIBIT 13A


                       SUNQUEST INFORMATION SYSTEMS, INC.
         Table of Contents for Financial Section of 1996 Annual Report



Management's Discussion and Analysis of
  Financial Condition and Results of Operations                 2

Report of Independent Auditors                                 11

Consolidated Financial Statements and Notes                    12

Selected Consolidated Financial Data                           32


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

     Sunquest Information Systems, Inc. (the "Company") designs, develops, markets, installs and supports health care information systems for large and mid-sized hospitals, clinics and other facilities, including integrated delivery networks ("IDNs"). The Company was established in 1979 and became public on June 10, 1996, when it closed its initial public offering of Common Stock. A total of 3,450,000 shares were sold at a price of $16 per share, with net proceeds to the Company of $50.1 million, after deducting offering expenses. In connection with the public offering, the Company's status as an S corporation terminated and the Company became subject to federal and all applicable state income taxes. See Note 2 of Notes to Consolidated Financial Statements.

     On November 26, 1996, the Company purchased all of the outstanding stock of Antrim Corporation ("Antrim") from Antrim's parent corporation, The Compucare Company, for $5.0 million in cash in a transaction accounted for under the purchase method of accounting. In conjunction with the acquisition, the Company charged operations $3.3 million for acquired, in-process technology, which reduced pro forma net income per share for the year ended December 31, 1996 by $.23. The results of operations of Antrim have been included in the Company's financial statements since the date of acquisition.

     Established in 1982, Antrim is a leading provider of laboratory information systems for commercial and medical reference laboratories with 235 client sites installed at December 31, 1996. See Note 4 of Notes to Consolidated Financial Statements.

     At December 31, 1996, the Company had an installed customer base of more than 950 sites in the United States, Canada, Europe, Mexico and Saudi Arabia. Total revenues are derived from the licensing of software, the provision of value added services and the sale of related hardware. To date, substantially all of the Company's revenues have been derived from the sale of its laboratory information systems ("LISs") and related hardware, support and services.

     Revenues from system sales include revenues from software licenses, related hardware, relicensed software and resold software. Revenues from software licenses are generated from contracts that grant the right to use the Company's software products. Hardware revenues are generated from sales of third-party manufactured hardware which is typically sold in conjunction with the Company's software. Revenues from relicensed software and resold software are generated from the Company's licensing and sale of third-party software. Support and service revenues include revenues from installation, training and documentation related to software license revenues, miscellaneous consulting revenues and revenues associated with maintenance and support services.

     The sales cycle for the Company's clinical, repository and managed care systems is typically nine to 18 months from initial contact to contract execution, and depending upon the combination of products purchased and the client's installation schedule, an installation typically takes from eight to 12 months. The sales cycle for the Company's commercial and medical reference laboratory systems is typically six to 12 months, and an installation typically takes from nine to 12 months. Revenues from the software portion of system sales are recognized on the percentage-of-completion method in accordance with Statement of Position 91-1, "Software Revenue Recognition," based upon completion of specified milestones. Anticipated losses are recorded in the earliest period in which such losses become evident. Revenues from the hardware portion of systems sales are recognized upon shipment. Maintenance and support services are provided under multi-year renewable agreements with revenues recognized ratably over the term of the agreement. Fees for other services are recognized as the work is performed or on a percentage-of-completion basis.

     At December 31, 1996, the Company had a total contract backlog of $87.3 million, which consisted of $41.9 million of system sales and $45.4 million of support and service. At December 31, 1995, total contract backlog was $62.7 million, which consisted of $33.7 million of system sales and $29.0 million of support and service. System sales backlog consists of the unearned amounts of signed contracts which have not yet been recognized as revenues. Support and service backlog consists primarily of contracted software support for a period of 12 months. The Company is unable to predict accurately the amount of backlog it expects to fill in any particular period, since it adjusts the timing of installations to accommodate clients' needs and since installations typically require eight to 12 months to complete.

     Capitalized software development costs are stated at the lower of net amortized cost or net realizable value. The Company capitalizes software development costs incurred from the point of technological feasibility until the product is ready for general release to the public. Amortization of capitalized software costs begins when the related product is available for general release to customers and is provided for each product based on the greater of the relationship of current year revenues of the product to anticipated total revenues or the straight-line amortization of such costs over a five-year period.

Results of Operations

     The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income expressed as a percentage of total revenues.

                                                  Year Ended December 31,
                                            -------------------------------
                                               1996        1995        1994
                                            ---------    --------    ------
    Revenues:
     System sales                              55.6%       52.4%       61.3%
     Support and service                       44.4        47.6        38.7
                                            ---------    --------    ------
       Total revenues                         100.0       100.0       100.0
                                            ---------    --------    ------
    Operating expenses:
     Cost of system sales                      24.8        22.9        26.7
     Client services                           22.7        28.8        27.3
     Research and development                  12.3        14.7        12.4
     Sales and marketing                       13.5        14.2        11.1
     General and administrative                12.0        11.5        10.9
     Write-off of acquired,
      in-process technology                     4.0           -           -
                                            ---------    --------    ------
       Total operating expenses                89.3        92.1        88.4
                                            ---------    --------    ------
    Operating income                           10.7         7.9        11.6
    Other income (expense):
     Interest income                            1.6         0.7         0.5
     Interest expense                          (1.7)       (2.4)       (2.1)
     Other                                     (0.1)        0.1           -
                                            ---------    --------    ------
    Income before income taxes                 10.5         6.3        10.0
    Income tax provision:
     Current year operations                    3.4         0.1         0.1
     Change in tax status                       1.4           -           -
                                            ---------    --------    ------
    Net income                                  5.7%        6.2%        9.9%
                                            =========    ========    ======

    Pro forma data (unaudited):

     Historical income before income taxes     10.5%        6.3%       10.0%
     Pro forma income tax provision             5.5         2.7         4.3
                                            ---------    --------    ------
     Pro forma net income                       5.0%        3.6%        5.7%
                                            =========    ========    ======

Comparison of Years Ended December 31, 1996 and December 31, 1995

     Revenues. The Company's total revenues were $81.0 million in 1996 compared to $61.5 million in 1995, an increase of $19.5 million, or 31.6%. Revenues from system sales were $45.1 million in 1996 compared to $32.3 million in 1995, an increase of $12.8 million, or 39.7%. This increase was primarily attributable to increases in installations of hardware and software for existing and new customers. Revenues from support and service were $35.9 million in 1996 compared to $29.3 million in 1995, an increase of $6.7 million, or 22.8%. This increase was primarily attributable to the growth in the Company's installed customer base. Total revenues for Antrim, subsequent to the date of acquisition, were $2.2 million. Revenues from Antrim's systems sales were $718,000 and revenues from support and service were $1.4 million.

     Cost of System Sales. Cost of system sales includes the costs of computer hardware, relicensed software and resold software purchased from third parties and amortization of previously capitalized software development costs. Cost of system sales was $20.1 million in 1996 compared to $14.1 million in 1995, an increase of $6.0 million, or 42.4%. This increase was primarily attributable to increases in hardware and operating system deliveries. Amortization of previously capitalized software development costs was $2.2 million for 1996 compared to $1.7 million for 1995, an increase of $460,000, or 26.6%.

     Client Services. Client services expenses include salaries and expenses of product installation and support. Client services expenses were $18.4 million in
1996 compared to $17.8 million in 1995,  an increase of $637,000, or 3.6%.   As
a percentage of total revenues, client services expenses were 22.7% in 1996 compared to 28.8% in 1995. This dollar increase in client services expenses was primarily attributable to the addition of Antrim in the fourth quarter.

     Research and Development. Research and development expenses include salaries and expenses related to development and documentation of software systems reduced by capitalized software development costs. Research and development expenses were $10.0 million in 1996 compared to $9.0 million in 1995, an increase of $948,000, or 10.5%. As a percentage of total revenues, research and development expenses were 12.3% in 1996 compared to 14.7% in 1995. This dollar increase in research and development expenses was attributable to enhancements to the managed care system, development of a clinical documentation system and the addition of Antrim in the fourth quarter. The Company capitalized $2.8 million of its software development costs in both years.

     Sales and Marketing. Sales and marketing expenses include salaries, commissions, advertising, trade show costs, and user group costs related to the sale and marketing of the Company's systems. Sales and marketing expenses were $10.9 million in 1996 compared to $8.7 million in 1995, an increase of $2.2 million, or 24.8%. This increase was primarily attributable to increased sales and marketing staff, increased commissions resulting from a 20.0% growth in sales bookings in 1996, increased customer promotional allowances and the addition of Antrim.

     General and Administrative. General and administrative expenses include salaries and expenses for the corporate administration, finance, legal, human resources, corporate education, facilities administration and internal purchasing departments as well as depreciation, profit sharing, bonuses, insurance and capital lease amortization net of rental credit. General and administrative expenses were $9.8 million in 1996 compared to $7.1 million in 1995, an increase of $2.7 million, or 38.1%. As a percentage of total revenues, general and administrative expenses were 12.0% in 1996 compared to 11.5% in 1995. This dollar increase in general and administrative expenses was primarily attributable to increased compensation and employee benefits resulting from increased levels of operating income, accruals for sales tax liabilities, depreciation, the addition of Antrim, increased professional services costs related to the Company's public status and non-recurring expenses related to the implementation of the Company's new financial systems.

     Write-off of Acquired, In-Process Technology. As a result of the Antrim acquisition on November 26, 1996, the Company charged operations $3.3 million for acquired, in-process technology.

     Income Taxes. Income taxes were $3.9 million in 1996 compared to $73,000 in 1995, an increase of $3.8 million. This increase was attributable to the termination of the Company's S corporation status on May 30, 1996. From January 1, 1990 through May 29, 1996, the Company was treated for federal and certain state income tax purposes as an S corporation under the Internal Revenue Code of 1986, as amended, and similar state statutes. This change in tax status resulted in the Company recording an additional $1.1 million tax provision for deferred taxes associated with previously untaxed temporary differences during the second quarter ended June 30, 1996. At December 31, 1996, the Company had net operating losses of approximately $5.3 million that were generated by Antrim.
Of this amount, approximately $860,000 can be carried back to Antrim's separate company tax return for 1994. The remaining balance can be carried forward and used to offset Antrim's future taxable income. This loss carryforward is subject to limitations as to the amount and timing of its use. Accordingly, a valuation allowance of $950,000 has been provided. The minimum amount of future taxable income that would have to be generated by Antrim to realize the deferred tax asset net of the valuation allowance would be approximately $2.7 million. The Company anticipates that future taxable income will be sufficient to realize the net operating loss carryforward. See Note 1 and Note 9 of Notes to Consolidated Financial Statements.

Comparison of Years Ended December 31, 1995 and December 31, 1994

     Revenues. The Company's total revenues were $61.5 million in 1995 compared to $62.6 million in 1994, a decrease of $1.1 million, or 1.7%. Revenues from system sales were $32.3 million in 1995 compared to $38.4 million in 1994, a decrease of $6.1 million, or 16.0%. This decrease was primarily attributable to a reduction in installations of LISs, reflecting a lower level of system bookings in 1994 due to weaker industry-wide demand and longer sales cycles for LISs, changes in the Company's management and actions taken by the Company to refocus its sales and marketing efforts in response to changing hospital purchasing patterns. This decrease also reflected a shift in the Company's resources in 1995 toward the completion of a major release of its LIS and toward the installation of a clinical repository system at the Company's primary beta site. Revenues from support and service were $29.3 million in 1995 compared to $24.2 million in 1994, an increase of $5.1 million, or 20.9%. This increase was primarily attributable to growth in the Company's installed customer base. Approximately $673,000 of additional support and service revenues were attributable to support of the Tandem systems of Ameritech Knowledge Data, Inc. ("Ameritech"), pursuant to an agreement under which the Company assumed responsibility for supporting the Ameritech Tandem systems in return for the revenue from maintenance agreements in effect and the opportunity to transition Ameritech's clients to Sunquest systems. This agreement expired in December 1995 except with respect to one Ameritech client site.

     Cost of System Sales. Cost of system sales was $14.1 million in 1995 compared to $16.7 million in 1994, a decrease of $2.6 million, or 15.7%. This decrease was primarily attributable to a lower level of system installations in 1995. Amortization of previously capitalized software development costs was $1.7 million for 1995 compared to $1.8 million for 1994, a decrease of $34,000, or 1.9%.

     Client Services. Client services expenses were $17.8 million in 1995 compared to $17.1 million in 1994, an increase of $648,000, or 3.8%. As a percentage of total revenues, client services expenses were 28.8% in 1995 compared to 27.3% in 1994. This dollar increase in client services expenses was primarily attributable to additional staff dedicated to the support of the Ameritech Tandem systems and to the installation of the Company's new clinical repository systems at the Company's primary beta site.

     Research and Development.   Research and development expenses were $9.0
million in 1995 compared to $7.7 million in 1994, an increase of $1.3 million, or 16.9%. As a percentage of total revenues, research and development expenses were 14.7% in 1995 compared to 12.4% in 1994. This dollar increase in research and development expenses was primarily attributable to the Company's strategic decisions to accelerate the completion of a new release of its LIS to December 1995, to complete quality control testing of its clinical repository systems and to begin enhancements to its managed care systems. The Company capitalized $2.8 million of its software development costs in 1995 compared to $2.0 million in 1994.

     Sales and Marketing.   Sales and marketing expenses were $8.7 million in
1995 compared to $7.0 million in 1994, an increase of $1.8 million, or 25.5%. This increase was primarily attributable to increased commissions resulting from a 27.5% growth in sales bookings in 1995, increased sales efforts in the United Kingdom and Germany, the addition of personnel dedicated to establishing sales opportunities in new distribution channels, the addition of technical product demonstrators and additional advertising and mail campaigns promoting the Company's new systems.

     General and Administrative.   General and administrative expenses were $7.1
million in 1995 compared to $6.8 million in 1994, an increase of $221,000, or 3.2%. This increase was primarily attributable to the full year impact of additional staff hired in 1994, certain professional fees related to preparing the Company for a public offering and increased communication and maintenance expenses.

Liquidity and Capital Resources

     Cash provided by operating activities was $6.6 million, $5.4 million and $11.4 million in 1996, 1995 and 1994, respectively.

     As of December 31, 1996, the Company had billed trade receivables of $28.5 million. The Company maintains an allowance for doubtful accounts that it believes is adequate to cover any potential credit losses. The average collection period on trade receivables was 77 days at December 31, 1996 and 63 days at December 31, 1995. The increase in average collection period is related to the larger volume of customer contracts which require additional management attention to accelerate collections. This increase is considered to be temporary and is expected to improve prospectively through increased collection efforts.

     Cash used in investing activities was $7.7 million, $4.5 million and $7.6 million in 1996, 1995 and 1994, respectively. As part of the initial public offering in 1996, cash of $3.2 million was received in payment of notes receivable from a related party. The notes were related to the purchases by the related party of office complexes in 1991 and 1994 which were subsequently leased to the Company. On November 26, 1996, the Company purchased all of the outstanding stock of Antrim from The Compucare Company for $5.0 million in a transaction accounted for under the purchase method of accounting. See Note 4 of Notes to Consolidated Financial Statements. Approximately $3.3 million of in-process technology acquired from Antrim was charged to operations in 1996. Management estimates that approximately $750,000 will be spent in 1997 to bring the in-process technology purchased from Antrim to market. Capitalized software development costs were $2.8 million, $2.8 million and $2.0 million in 1996, 1995 and 1994, respectively. The remainder of cash used in investing activities in each period was for purchases of property and equipment, consisting primarily of computers and computer-related equipment and leasehold improvements. The purchases of property and equipment totaled $3.7 million, $2.7 million and $2.4 million in 1996, 1995 and 1994, respectively.

     At December 31, 1996, cash and cash equivalents were $31.9 million, an increase of $31.6 million from December 31, 1995. The majority of this increase was due to the Company's initial public offering of Common Stock which was completed in June 1996. Proceeds from the offering, net of related costs, were $50.1 million partially offset by S corporation distributions of $15.0 million to the Company's shareholders for the "First S Corporation Distribution" and for shareholders' tax liabilities associated with the Company's taxable earnings. The Company expects to pay the "Second S Corporation Distribution," estimated to be $3.9 million, on May 15, 1997 from internally generated funds. The estimated amount of the "Second S Corporation Distribution" was revised from the previously reported estimate of $2.3 million based on the Company's actual undistributed cumulative S corporation taxable earnings from January 1, 1996 through May 29, 1996. In addition, during 1996, 8,587 shares of the Company's Common Stock were issued for approximately $120,000 in connection with the Employee Stock Purchase Plan. At December 31, 1996, working capital was $39.1 million. At that date, the Company had no long-term debt and did not have any material commitments for capital expenditures.

     At December 31, 1996, the Company had a revolving line of credit with a bank allowing the Company to borrow up to $10.0 million. Any borrowings under the line of credit will bear interest at the bank reference rate unless the Company elects a fixed rate or certain variable rates contemplated by the agreement. All outstanding principal and interest under the line of credit is due September 30, 1997 except for any amounts outstanding under stand-by letters of credit which have a maximum maturity of 365 days. Borrowings under the line of credit are secured by all of the Company's assets. Approximately $204,000 of the line of credit is used to secure letters of credit and is not available for immediate expenditure. There were no borrowings outstanding as of December 31, 1996. See Note 8 of Notes to Consolidated Financial Statements.

     On February 7, 1997, the Company entered into a Value Added Reseller agreement with Dynamic Healthcare Technologies, Inc. ("Dynamic"). The agreement grants the Company a non-exclusive license to modify, interface, market, sublicense, support and otherwise use the Dynamic software program known as CoPath Client/Server ("CoPath") which is a computer clinical information system useful in surgical pathology, cytology and autopsy. In consideration of the Company's payment to Dynamic of $3.0 million in the aggregate as described below, the agreement gives the Company the right to sublicense CoPath to all of the customers of the Company who exist as of February 7, 1997, except those existing Dynamic customers listed in the agreement. The Company may also sublicense CoPath to new customers for an additional fee payable to Dynamic. Pursuant to the terms of this agreement, the Company made a $1.0 million cash payment with the remaining balance of $2.0 million anticipated to be paid over the next two years.

     On February 21, 1997, the Company purchased land and a building in Tucson, Arizona, for cash in the amount of $1.8 million. The Company anticipates the facility will be used for customer-related activities.

     The Company expects that continued expenditures of funds will be necessary to support its future growth and that existing cash and cash equivalents together with funds generated from operations will be sufficient to fund its operations and capital requirements over the next 12 months. In the longer term, the Company may require additional sources of liquidity to fund future growth. Such sources may include additional equity offerings or debt financings. The Company continues to be actively involved in identifying and evaluating potential acquisitions.

     To date, inflation has not had a material impact on the Company's revenues or income, and the Company does not expect inflation to have a material impact in the foreseeable future.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from non-employees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company is permitted to account for its stock incentive and stock purchase plans under previously issued accounting standards. The Company has elected to continue to measure compensation cost under Accounting Board Opinion No. 25, "Accounting for Stock Issued to Employees." In addition, the Company has complied with the pro forma requirements of SFAS No. 123 in the Company's Notes to Consolidated Financial Statements for those companies which choose not to account for the effects of stock based compensation in the financial statements under SFAS No. 123. See
Note 13 of Notes to Consolidated Financial Statements.

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Sunquest Information Systems, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Sunquest Information Systems, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunquest Information Systems, Inc. and subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
February 14, 1997

                      SUNQUEST INFORMATION SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                    December 31,
                                               1996                1995
                                        ---------------------------------
                                        (in thousands, except share data)
ASSETS
Current assets:
  Cash and cash equivalents                   $31,911             $   352
  Receivables, less allowance for
   doubtful accounts of
    $3,443  in 1996 and $1,122 in 1995         30,283              17,054
  Other receivables                               829                 339
  Loans receivable and accrued interest
   from related party                               2                 537
  Inventory                                     1,843               1,625
  Prepaid expenses and other                    1,004                 833
  Deferred tax assets                           3,940                   -
                                              -------             -------
      Total current assets                     69,812              20,740

Property and equipment, net of
 accumulated depreciation                       9,371               7,077
Capital leases from related party, net
 of accumulated depreciation                    4,888               5,680
Software development costs, net of
 accumulated amortization                       9,936               6,777
Loans receivable from related party                 -               3,116
Other receivables                               1,076                 454
Intangibles, net of accumulated
 amortization                                   1,707                   -
Other assets                                      121                  30
                                              -------             -------
      Total assets                            $96,911             $43,874
                                              =======             =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                            $ 2,833             $ 1,987
  Line of credit                                    -               1,900
  Related party note payable                        -                 380
  Current portion of long-term debt               289                 200
  Obligations under capital leases from
   related party                                  613                 511
  Obligations under capital lease                  40                   -
  Accrued compensation and related taxes        4,669               2,846
  Accrued expenses                              6,817               1,194
  Deferred revenue                             11,586               7,759
  Dividend payable                              3,900                   -
                                              -------             -------
      Total current liabilities                30,747              16,777

Obligations under capital leases from
 related party                                  5,783               6,396
Obligations under capital lease                   138                   -
Deferred income taxes                           2,076                   -
Transition costs                                1,400                   -
Commitments and Contingencies (Note 11)             -                   -

Shareholders' equity:
  Preferred stock, 15,000,000 shares
   authorized, no shares issued                     -                   -
  Common stock, no par value,
   35,000,000 shares authorized,
    15,362,587 and 11,904,000 shares
     issued and outstanding                    50,340                  57
  Other                                             -                  17
  Retained earnings                             6,334              20,645
  Foreign currency translation
   adjustment                                      93                 (18)
                                              -------             -------
      Total shareholders' equity               56,767              20,701
                                              -------             -------
      Total liabilities and
            shareholders' equity              $96,911             $43,874
                                              =======             =======
See accompanying notes.

                      SUNQUEST INFORMATION SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF INCOME

                                                Year Ended December 31,
                                             1996         1995         1994
                                        -------------------------------------
                                        (in thousands, except per share data)
   Revenues:
     System sales                            $45,059      $32,262     $38,416
     Support and service                      35,937       29,270      24,202
                                             -------      -------     -------
         Total revenues                       80,996       61,532      62,618
                                             -------      -------     -------
   Operating expenses:
     Cost of system sales                     20,056       14,085      16,711
     Client services                          18,401       17,764      17,116
     Research and development                  9,988        9,040       7,734
     Sales and marketing                      10,896        8,734       6,957
     General and administrative                9,758        7,068       6,847
     Write-off of acquired,
       in-process technology                   3,252            -           -
                                             -------      -------     -------
         Total operating expenses             72,351       56,691      55,365
                                             -------      -------     -------
   Operating income                            8,645        4,841       7,253
   Other income (expense):
     Interest income                           1,345          408         317
     Interest expense                         (1,395)      (1,465)     (1,288)
     Other                                       (98)          78          23
                                             -------      -------     -------
   Income before income taxes                  8,497        3,862       6,305
   Income tax provision:
     Current year operations                   2,755           73          91
     Change in tax status                      1,122            -           -
                                             -------      -------     -------
   Net income                                $ 4,620      $ 3,789     $ 6,214
                                             =======      =======     =======

   Pro forma data (unaudited):
     Historical income before income
      taxes                                  $ 8,497      $ 3,862     $ 6,305
     Pro forma income tax provision            4,459        1,661       2,711
                                             -------      -------     -------
     Pro forma net income                    $ 4,038      $ 2,201     $ 3,594
                                             =======      =======     =======
     Pro forma net income per common
     share                                     $0.29        $0.18       $0.30
                                             =======      =======     =======
   Weighted-average number of common
      shares outstanding                      13,919       11,904      11,904
                                             =======      =======     =======

   See accompanying notes.

                                                           SUNQUEST INFORMATION SYSTEMS,  INC.
                                                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                          Foreign
                                                                                                          Currency        Total
                                        Common Stock       Common Stock     Total Share    Retained      Translation   Shareholders'
                                     Shares     Amount   Shares     Amount     Capital     Earnings       Adjustment      Equity
                                   ----------  -------   ------     ------  -----------    --------       ----------   -------------
                                                             (in thousands, except share data)
Balance at December 31, 1993       11,904,000      $57         -      $  -       $  -        $ 18,601      $       -       $ 18,658
  S corporation distributions               -        -         -         -          -          (3,622)             -         (3,622)
  Issuance of Sunquest Europa
    Limited stock                           -        -         3         -          -               -              -             -
  Foreign currency translation
    adjustment                              -        -         -         -          -               -              1              1
  Net income                                -        -         -         -          -           6,214              -          6,214
                                   ----------  -------     -----     -----        ----         ------            ----       -------
Balance at December 31, 1994       11,904,000       57         3         -          -          21,193              1         21,251
  S corporation distributions               -        -         -         -          -          (2,877)             -         (2,877)
  Life insurance distribution               -        -         -         -          -          (1,460)             -         (1,460)
  Issuance of Sunquest Germany
    GmbH share capital                      -        -         -         -         17               -              -             17
  Foreign currency translation
    adjustment                              -        -         -         -          -               -            (19)           (19)
  Net income                                -        -         -         -          -           3,789              -          3,789
                                   ----------  -------     -----     -----        ----         ------            ----       -------
Balance at December 31, 1995       11,904,000       57         3         -         17          20,645            (18)        20,701
  S corporation distributions               -        -         -         -          -         (18,931)             -        (18,931)
  Issuance of common stock
    through public offering, net    3,450,000   50,146         -         -          -               -              -         50,146
  Transfer of outstanding stock
    of Sunquest Europa Limited
    and Sunquest Germany GmbH to
    the Company as a capital
    contribution                            -       17        (3)        -        (17)              -              -              -
  Issuance of common stock
    through Employee Stock
    Purchase Plan                       8,587      120         -         -          -               -              -            120
  Foreign currency translation
    adjustment                              -        -         -         -          -               -            111            111
  Net income                                -        -         -         -          -           4,620              -          4,620
                                   ----------  -------     -----     -----       ----          ------           ----        -------
Balance at December 31, 1996       15,362,587  $50,340         -     $   -       $  -          $6,334           $ 93        $56,767
                                   ==========  =======     =====     =====       ====          ======           ====        =======

See accompanying notes.


                                                SUNQUEST INFORMATION SYSTEMS, INC.
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Year Ended December 31,
                                                                                1996             1995           1994
                                                                              --------          -------       ---------
                                                                                           (in thousands)
Cash flows from operating activities:
  Net income                                                                  $  4,620          $ 3,789       $ 6,214
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                                5,077            4,339         4,298
    Write-off of acquired, in-process technology                                 3,252                -             -
    Loss (gain) on disposition of equipment                                        102               (1)           96
    Bad debt expense                                                               506              495           374
    Deferred revenue                                                             1,627            2,809            31
    Deferred income taxes                                                          347                -             -
    Increase in cash surrender value of life insurance                               -             (194)         (212)
  Changes in operating assets and liabilities, net of acquisition:
    Receivables                                                                 (9,860)          (3,914)        1,645
    Inventory                                                                     (107)             481        (1,004)
    Prepaid expenses and other                                                     (48)            (112)          (83)
    Other assets                                                                  (107)            (280)           (4)
    Accounts payable                                                              (245)          (1,625)          (67)
    Accrued compensation and related taxes                                       1,007              (32)          115
    Other accrued expenses                                                         463             (350)           37
                                                                              --------          -------       ---------
        Net cash provided by operating activities                                6,634            5,405        11,440
                                                                              --------          -------       ---------
Cash flows from investing activities:
  Acquisition of Antrim Corporation, net of cash acquired                       (4,493)               -             -
  Repayment (issuance) of notes receivable to related party                      3,271              940        (3,214)
  Purchase of property and equipment                                            (3,701)          (2,671)       (2,398)
  Capitalized software development costs                                        (2,785)          (2,806)       (1,993)
                                                                              --------          -------       ---------
        Net cash used in investing activities                                   (7,708)          (4,537)       (7,605)
                                                                              --------          -------       ---------
Cash flows from financing activities:
  Net (repayments) borrowings on line of credit                                 (1,900)           1,900             -
  Principal payments on debt                                                      (297)            (300)         (360)
  Principal payments on capitalized leases from related party                     (511)            (426)         (390)
  Principal payments on capitalized lease                                           (5)               -             -
  Net proceeds from issuance of stock                                           50,266               17             -
  S corporation distribution                                                   (15,031)          (2,877)       (3,622)
                                                                              --------          -------       ---------
        Net cash provided by (used in) financing activities                     32,522           (1,686)       (4,372)
                                                                              --------          -------       ---------
Foreign currency translation adjustment                                            111              (19)            1
                                                                              --------          -------       ---------
        Net increase (decrease) in cash and cash equivalents                    31,559             (837)         (536)
Cash and cash equivalents at beginning of year                                     352            1,189         1,725
                                                                              --------          -------       ---------
Cash and cash equivalents at end of year                                      $ 31,911          $   352       $ 1,189
                                                                              ========          =======       =========
Supplemental disclosure of cash flow information:
  Cash paid (received) for income taxes                                        $ 3,306          $    12       $    (7)
                                                                              ========          =======       =========
  Cash paid for interest                                                       $    92          $    82       $   122
                                                                              ========          =======       =========
Supplemental disclosure of non cash investing and financing activities:
  Capital lease from related party                                             $     -          $     -       $ 3,117
                                                                              ========          =======       =========
  Distribution of cash surrender value of insurance                            $     -          $ 1,460       $     -
                                                                              ========          =======       =========
  Debt related to acquisition of facility                                      $     -          $   380       $     -
                                                                              ========          =======       =========
  Disposal of property and equipment                                           $ 1,206          $ 4,420       $     -
                                                                              ========          =======       =========
  Dividend declared but not paid                                              $  3,900          $     -       $     -
                                                                              ========          =======       =========

See accompanying notes.

                      SUNQUEST INFORMATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1996

1.   Significant Accounting Policies

  Nature of Business

     Sunquest Information Systems, Inc. (the Company) designs, develops, markets, installs and supports health care information systems for large and mid-sized hospitals, clinics and other health care facilities in the United States, Canada, Europe, Mexico and Saudi Arabia. Total revenues are derived from the licensing of software, the provision of value added services and the sale of related hardware.

  Principles of Consolidation

     Effective with the initial public offering (Note 2), the consolidated financial statements include the accounts of the Company, Sunquest Europa Limited (Sunquest Europa) and Sunquest Germany GmbH (Sunquest Germany). Antrim Corporation (Antrim) was acquired on November 26, 1996. All transactions between the Company and Sunquest Europa, Sunquest Germany and Antrim have been eliminated in preparing the consolidated financial statements. Prior to the initial public offering, the financial statements of the Company, Sunquest Europa and Sunquest Germany were combined for presentation purposes because these entities were under common control.

  Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     Revenues for the proprietary software, training and installation portion of system sales are recognized using a percentage-of-completion method based on the achievement of specified milestones (which are determined based upon actual hours incurred related to total estimated installation hours) in accordance with Statement of Position No. 91-1, "Software Revenue Recognition." Anticipated losses are recorded in the earliest period in which such losses become evident.

     Revenues for the hardware portion of system sales are recognized upon shipment. Support and maintenance fees are recognized ratably over the contract period as the related costs are incurred. Revenues for other services are recognized as the services are rendered.

     Customer payment terms vary and are typically different from the revenues recognized. Revenues recognized in advance of billings are classified with current assets as unbilled receivables and are included in the balance sheet as receivables. Billings recognized in advance of revenues are classified with current liabilities as deferred revenue.

  Software Development Costs

     Software development costs incurred internally are expensed as research and development until the technological feasibility of the newly designed product is established. Thereafter, all software development costs are capitalized until the product is ready for general release to the public. Capitalized software development costs are stated at the lower of unamortized cost or net realizable value. Net realizable value relating to a particular software product is assessed based on anticipated gross margins applicable to sales of the product in future periods. Amortization of capitalized software development costs begins when the related product is available for general release to clients and is provided for each product based on the greater of the relationship of current year revenues of the product to anticipated total revenues or the straight-line amortization of such costs over a five-year period. Historically, the straight-line approach has produced the greater amortization amount.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

  Inventory

     Inventory consists primarily of computer hardware held for resale and is recorded at the lower of cost (first-in, first-out) or market.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation is provided principally on the straight-line basis over estimated useful lives of three or five years for equipment and software and five or seven years for furniture and fixtures. Leasehold improvements are depreciated over the estimated useful life of the asset or the term of the lease, whichever is less.

  Income Taxes

     The Company elected on January 1, 1990 to be taxed under Subchapter S of the Internal Revenue Code of 1986, as amended, and was treated as an S corporation in most of the states where business was conducted. As an S corporation, the Company's shareholders were responsible for any federal and state income taxes resulting from the Company's taxable income.

     Accordingly, the financial statements for the years ended December 31, 1995 and 1994 and the 1996 financial statements prior to the initial public offering effective date do not include a provision for federal or certain state income taxes. The unaudited pro forma income tax provision for 1996, 1995 and 1994 represents federal and the additional state income tax expense that would have been required had the Company not made the S corporation election. The S corporation election was terminated on May 30, 1996. This change in tax status, which transpired just prior to the initial public offering of the Company's stock in the second quarter of 1996, resulted in the Company recording a $1,122,000 tax provision for deferred taxes associated with previously untaxed temporary differences.

     The provisions for income taxes subsequent to the change in corporate tax status are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

   Intangibles

     Certain intangible assets were acquired in connection with the Antrim acquisition. These assets include in-process technology, assembled work force, trademark and trade names and customer-related intangibles. The in-process technology acquired of $3,252,000 was charged to operations in 1996 as the underlying products had not reached technological feasibility. The remaining intangible assets are being amortized over their remaining useful lives of five and seven years. Amortization expense related to these intangibles was $29,000 in 1996. The carrying values of intangibles will be reviewed if facts and circumstances suggest that they may be impaired.

   Impact of Recently Issued Accounting Standards

     During the first quarter of 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of this Statement did not have a material effect on the Company's financial position or results of operations.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from non-employees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company is permitted to account for its stock incentive and stock purchase plans under previously issued accounting standards. The Company has elected to continue to measure compensation cost under Accounting Board Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 13 of Notes to Consolidated Financial Statements.

2.   Initial Public Offering

     On June 10, 1996, the Company completed its initial offering of stock to the public. A total of 3,450,000 shares of Common Stock were sold for net proceeds to the Company of approximately $50,146,000, after deducting expenses of the offering of approximately $1,190,000 and underwriters' discounts and commissions of approximately $3,864,000.

     Prior to May 30, 1996, the Company was taxed as an S corporation. During the quarter ended June 30, 1996, the Company declared and paid to shareholders of record as of April 30, 1996, the "First S Corporation Distribution" of $14,500,000, which was estimated to be equal to the Company's undistributed cumulative S corporation taxable earnings from January 1, 1990 through December 31, 1995. During the six months ended June 30, 1996, the Company also made distributions of $531,000 to shareholders related to the shareholders' tax liabilities on S corporation taxable earnings. In April 1996, the Company declared, payable to shareholders of record as of April 30, 1996, the "Second S Corporation Distribution," estimated to be $3,900,000, equal to the Company's undistributed cumulative S corporation taxable earnings from January 1, 1996 through May 29, 1996. The Company expects to pay the "Second S Corporation Distribution" in full on May 15, 1997.

3.   Unaudited Pro Forma Information

  Pro Forma Net Income

     The unaudited pro forma net income for the years ended December 31, 1996, 1995 and 1994, has been computed as if the Company had been subject to federal and all applicable state income taxes based on an estimated tax rate of 43%.

  Pro Forma Net Income Per Common Share

     The pro forma net income per common share presented in the accompanying statements of income has been computed based on the weighted-average number of shares of Common Stock outstanding during the period. Common share equivalents consist of shares issuable upon exercise of stock options, that were granted during 1996. These options were not dilutive for the year ended December 31, 1996.

  Supplemental Pro Forma Net Income Per Common Share

     Supplemental pro forma net income per common share amounts have been computed giving effect to the assumed issuance, as of the beginning of the periods presented, of the number of common shares necessary to replace the equity distributed as a result of the "First S Corporation Distribution" of $14,500,000 from the proceeds of the initial public offering and were $.32, $.17 and $.28 for the years ended December 31, 1996, 1995 and 1994, respectively.

4.  Acquisition

     On November 26, 1996, the Company purchased all of the outstanding stock of Antrim from Antrim's parent corporation, The Compucare Company. Antrim is a leading provider of laboratory information systems for commercial and medical reference laboratories. The acquisition has been accounted for under the purchase method of accounting, and the results of operations of Antrim have been included in the Company's financial statements since the date of acquisition.

     Total consideration for this acquisition consisted of $5,000,000 in cash. The purchase price of Antrim has been allocated to the identifiable tangible and intangible assets acquired based on their estimated fair values. The acquired, in-process technology was immediately charged to operations as required under generally accepted accounting principles. The intangible assets have estimated remaining lives of four to seven years.

     The allocation of the purchase price is based upon the most current information available. This allocation may be adjusted prospectively as information becomes available.

                                   (in thousands)
Current and tangible assets           $ 6,475
Developed technology                    2,560
In-process technology                   3,252
Assembled work force                      416
Trademarks and trade names                647
Customer-related intangibles              673
Deferred tax asset                      2,700
Liabilities assumed                    (7,677)
Transition costs                       (3,557)
Deferred tax liability                   (489)
                                   ----------
                                      $ 5,000
                                   ==========

     Transition costs include $2,603,000 associated with the replacement of an Antrim software product with a similar Sunquest product. Approximately $2,157,000 of the total transition costs of $3,557,000 are expected to be incurred within the next year and have been included in accrued expenses on the balance sheet. The long-term portion is included in transition costs.

     The following unaudited pro forma data presents the results of operations as if the acquisition had occurred at the beginning of each period. This summary is provided for information purposes only and does not necessarily reflect the actual results that would have occurred had the acquisition been made as of those dates or of results that may occur in the future.

                                            1996      1995
                                          -------   -------
                                           (in thousands)
Total revenues                            $96,152   $82,802
Net income                                  1,784       897
Pro forma net income (loss)                 1,202      (691)
Pro forma net income (loss) per share         .09      (.06)

5. Receivables

   Receivables consist of the following:

                                             December 31,
                                          ----------------
                                            1996      1995
                                          -------   -------
                                            (in thousands)
Billed receivables                        $28,546   $13,005
Unbilled receivables                        5,180     5,171
                                          -------   -------
                                           33,726    18,176
Allowance for doubtful accounts            (3,443)   (1,122)
                                          -------   -------
Total receivables                         $30,283   $17,054
                                          =======   =======

     Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms.

     Substantially all receivables are derived from sales and related support and maintenance of the Company's clinical information systems to health care providers located throughout the United States and in certain foreign countries. Included in receivables at December 31, 1996 and 1995 are amounts due from foreign health care providers of approximately $652,000 and $951,000, respectively. Total revenues include foreign sales revenues of $1,049,000 and $1,526,000 for the years ended December 31, 1996 and 1995, respectively.

     Credit is extended on an evaluation of the customer's financial condition and generally collateral is not required. The provision for bad debt expense recognized in 1996, 1995 and 1994 was $506,000, $495,000 and $374,000,
respectively. During 1996, 1995 and 1994, $185,000, $373,000 and $226,000,
respectively, of receivables were charged against the allowance.

6.  Property and Equipment

     Property and equipment consist of the following:

                                       December 31,
                                     ----------------
                                       1996     1995
                                     -------   ------
                                       (in thousands)
Building                             $   371  $   342
Land                                      38       38
Computers and software                 9,977    7,409
Furniture and fixtures                 2,100    1,236
Leasehold improvements                 3,043    2,678
Other equipment and vehicles             273      842
                                     -------   ------
                                      15,802   12,545
Accumulated depreciation               6,431    5,468
                                     -------   ------
Total property and equipment, net    $ 9,371  $ 7,077
                                     =======  =======

     Depreciation expense for the years ended December 31, 1996, 1995 and 1994 was approximately $2,059,000, $1,819,000 and $1,847,000, respectively.


7.  Capitalized Software Development Costs

     During the years ended December 31, 1996, 1995 and 1994, the Company capitalized $2,785,000, $2,806,000 and $1,993,000, respectively, of total software development costs of $12,773,000, $11,846,000 and $9,727,000, respectively. Amortization expense related to capitalized software development costs for the years ended December 31, 1996, 1995 and 1994 was $2,188,000, $1,728,000 and $1,762,000, respectively, and accumulated amortization was $10,609,000, $8,421,000 and $6,693,000, respectively. Additionally, $5,812,000 of capitalized software development costs were acquired as part of the Antrim acquisition, of which $3,252,000 of in-process technology was immediately charged to operations.


8.  Line of Credit and Debt

    Line of Credit

     On March 8, 1996, the Company entered into a $10,000,000 line of credit agreement with the Bank of America Arizona. A portion of the line of credit was used to refinance the existing line of credit (discussed below) and current portion of long-term debt. Unless the Company elects one of the optional interest rates (the Optional Rates), the interest rate is the reference rate as announced from time to time by the Bank of America National Trust and Savings Association (the Bank of America Rate).

     At December 31, 1996, the Optional Rates and the Bank of America Rate ranged from 6.65% to 8.25%. All outstanding principal and interest under the line of credit are due September 30, 1997 except for any amounts under the line of credit outstanding under financing stand-by letters of credit which have a maximum maturity of 365 days. Amounts borrowed under the line of credit are secured by all of the Company's assets. Approximately $204,000 of the line of credit is used to secure letters of credit and is not available for immediate expenditure. The amount of letters of credit outstanding at any one time may not exceed $5,000,000.

     The new line of credit contains requirements as to minimum levels of working capital, net worth and cash flow and places certain restrictions on new debt, acquisitions, capital expenditures and loans to related parties. The agreement prohibits the payment of any capital distributions or dividends other than certain S corporation distributions in connection with the initial public offering.

     There were no borrowings outstanding as of December 31, 1996 under the new line of credit.

     The Company had a line of credit that provided working capital up to $5,000,000 based upon specified amounts of eligible accounts receivable. The line of credit required interest at an annual rate of prime plus 0.75%. At December 31, 1995, the interest rate was 9.25%. Amounts borrowed under the line of credit were secured by all of the Company's assets. At December 31, 1995, the Company had $1,900,000 outstanding under the line of credit and $3,100,000 available to borrow.

  Debt

     The $289,000 in debt outstanding at December 31, 1996 represents a note bearing interest at 10%, which matures on March 22, 1997.

     The $200,000 in debt outstanding at December 31, 1995 represents various term loans bearing interest at prime plus 0.75% in 1995, secured by all of the assets of the Company.

     The carrying amounts of the Company's borrowings approximate fair value. The fair values of the Company's borrowings (see Note 14) are estimated using discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar types of debt arrangements.

9.  Income Taxes

     The provision for income taxes, reconciliation of income tax expense and components of deferred tax assets and liabilities are set forth below.


   Provision for Income Taxes

                                           1996
                                        ---------
                                     (in thousands)
Current tax expense:
 Federal                                  $ 2,826
 State                                        704
                                        ---------
  Total current tax expense                 3,530
                                        ---------
Deferred tax expense:
 Federal                                      211
 State                                        136
                                        ---------
  Total deferred tax expense                  347
                                        ---------
  Total income tax expense                $ 3,877
                                        =========

   Reconciliation of Income Tax Expense

                                            1996       1995      1994
                                          -------    -------   -------
                                                (in thousands)
Income tax provision at the
 statutory rate                           $ 2,974    $ 1,352   $ 2,207
Increases (decreases):
 State income taxes                           680        351       574
 Deferred taxes attributable to
  conversion from S corporation             1,122          -         -
 Write-off of acquired, in-process
  technology                                1,138          -         -
 Taxes absorbed by the shareholders
  of the Company prior to
  conversion from S corporation            (1,725)    (1,630)   (2,690)
 Other                                       (312)         -         -
                                          -------    -------   -------
Total income tax expense                  $ 3,877    $    73   $    91
                                          =======    =======   =======


     Components of Deferred Tax Assets and Liabilities at December 31, 1996

                                       1996
                                     --------
                                  (in thousands)
Deferred tax assets:
 Net operating loss carryforwards      $1,988
 Accrued expenses                       1,330
 Bad debt allowance                     1,319
 Vacation and compensation
  accruals                              1,073
 Capital leases                           807
 Deferred revenue                         699
 Contract loss reserves                   332
                                     --------
   Total deferred tax assets            7,548
                                     --------
Deferred tax liabilities:
 Book basis in excess of tax basis:
  Software development                  2,977
  Acquired intangibles                  1,587
  Fixed assets                            139
  Other                                    31
                                     --------
   Total deferred tax liabilities       4,734
                                     --------
Less: valuation allowance                (950)
                                     --------
   Net deferred tax assets             $1,864
                                     ========

     The Company has net operating losses of approximately $5,300,000 that were generated by Antrim prior to its affiliation with the Company. Of this amount, approximately $860,000 can be carried back to Antrim's separate company tax return for 1994. The remaining balance can be carried forward and used to offset Antrim's future taxable income. The loss carryforward is subject to limitations as to the amount and timing of its use. Accordingly, a valuation allowance of $950,000 has been provided against the tax benefit of $1,988,000. The valuation allowance will be allocated to goodwill in the event the full benefit of the net operating loss is realized. The net operating loss carryforward will expire in the years 2010 and 2011.


10.  Leases

     The Company leases two buildings from Any Travel, Inc. (Any Travel), an affiliated entity, under capital leases. The affiliation is through common ownership of the Company and Any Travel. The Company also leases certain buildings and equipment from third parties under noncancelable lease arrangements that may be adjusted for increases in maintenance and insurance costs and the consumer price index. These capital and operating leases expire in various years through May 2004 and may be renewed for periods ranging from one to five years.

     Amortization of leased assets is included in depreciation and amortization expense.

     Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1996:


                                               Capital  Operating
                                               Leases    Leases
                                              --------  ---------
                                                 (in thousands)

1997                                           $ 1,876     $  507
1998                                             1,876        387
1999                                             1,842        127
2000                                             1,809         99
2001                                             1,809         47
Thereafter                                       2,285          -
                                               -------     ------
Total minimum lease payments                    11,497     $1,167
                                                           ======
Amounts representing interest                    4,923
                                               -------
Present value of net minimum lease payments
  (including current portion of $653,000)      $ 6,574
                                               =======

     At December 31, 1996, aggregate future minimum rental payments to be received under noncancelable subleases were approximately $411,000.

     Rental expense for the years ended December 31, 1996, 1995 and 1994 was approximately $474,000, $318,000 and $248,000, respectively.


11.  Commitments and Contingencies

     Any Travel had approximately $3,241,000 of mortgage term debt outstanding to a third party at December 31, 1996. The Company has guaranteed the payment of all principal and interest under the mortgage note. The guaranty agreement prohibits the payment of any dividends other than certain S corporation distributions in connection with the initial public offering. Payments under the mortgage note are due in monthly installments through July 1, 1997, at which time Any Travel may extend the final maturity to July 1, 2002. The mortgage note is secured by land and a building with a net book value of approximately $4,460,000 at December 31, 1996.

     The Company has granted liens on all of its assets to a vendor to secure amounts due for purchases of hardware and other equipment.

12.  Related Party Transactions

     The Company had the following notes receivable from Any Travel at December 31, 1995:

                                                 1995
                                           ---------------
                                           (in thousands)
Note receivable, due in monthly
  installments of $49,012 including
  interest at 8.5% through May 2001            $2,515
Note receivable, due in monthly
  installments of $18,743 including
  interest at 8.0% through July 2002            1,130
                                               ------
Total                                           3,645
Less amount due in one year                       529
                                               ------
Long-term portion                              $3,116
                                               ======

     The current portion of notes receivable from a related party included approximately $8,000 of accrued interest at December 31, 1995. A portion of the "First S Corporation Distribution" was contributed by shareholders to the capital of Any Travel and in July 1996 was used by Any Travel to repay the above notes.

     During 1996, 1995 and 1994, the Company received management fees from an affiliate of $240,000, $240,000 and $140,000, respectively.

     As of September 1, 1995, the Company purchased land and a building from related parties for $380,000. The purchase was financed through the issuance of a 7.0% demand note to the affiliate from whom the related parties had borrowed the money to purchase the property. This note was paid in full in March 1996.

     On May 30, 1996, all of the outstanding stock of Sunquest Europa and Sunquest Germany was transferred to the Company by certain of its shareholders as a capital contribution.

     The fair values of the financial instruments that were outstanding at December 31, 1995 (see Note 14) were estimated using discounted cash flow analysis at current market interest rates for such assets.

13.  Employee Benefit Plans

  Profit Sharing Plan

     The Company has a Profit Sharing Plan covering substantially all of its employees. Employees who have both attained age 21 and completed 1,000 or more hours of service in a twelve-month period are eligible to participate. Under provisions of the plan, participants may contribute up to 12% of their eligible compensation to the plan and the Company can make discretionary contributions to the plan. The Company incurred expenses of approximately $729,000, $337,000 and $631,000 for the years ended December 31, 1996, 1995 and 1994, respectively, related to this plan.

  Employee Stock Purchase Plan

     On March 25, 1996, the Board of Directors adopted and the shareholders approved the Employee Stock Purchase Plan, which authorizes the sale of up to 450,000 shares of Common Stock to participating employees of the Company and its subsidiaries. The plan is open to all employees of the Company and its subsidiaries who are regularly scheduled to work more than 20 hours per week and have completed at least one year of service, except those who own shares possessing 5% or more of the total combined voting power or value of all outstanding shares of all classes of equity securities of the Company.
Employees may designate up to 10% of their base pay, but not less than $10 per pay period, for the purchase of Common Stock. Offerings under the plan commence on the first day of each calendar quarter and end on the last day of the same calendar quarter. The first offering under the plan commenced July 1, 1996 and terminated September 30, 1996. The purchase price is equal to 90% of the last sale price of the Common Stock, as reported on the National Association of Security Dealer's, Inc. (Nasdaq) Automated Quotation System, on the commencement date of the offering. No fractional shares of Common Stock are issued. Any remaining balance in the participant's account is used in the next offering, unless the participant elects otherwise or the account is otherwise refunded. During 1996, 8,587 shares of Common Stock were issued under the plan for an aggregate purchase price of $120,000.

  Stock Incentive Plan

     On March 25, 1996, the Board of Directors adopted and the shareholders approved the Stock Incentive Plan of 1996, which authorizes the issuance of up to 2,500,000 shares of Common Stock pursuant to stock options or other awards granted to employees and other eligible persons. Options granted allow the optionees to purchase shares of the Company's Common Stock at prices not less than the fair market value of the stock at the date of grant. All options granted have ten year terms and become exercisable as specified in the stock option agreements. The plan will expire in March 2006.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No.
123. The fair value for these options was estimated at the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996: risk-free interest rate of 6.52%; dividend yield of 0%;

volatility factor of the expected market price of the Company's Common Stock of .62; and a weighted-average expected life of the options of 4.9 years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows (in thousands, except per share data):


                                   1996
                                 -------
Pro forma net income              $3,469
Pro forma net income per share       .25

     Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing modules do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     A summary of the Company's stock option activity and related information for the year ended December 31, 1996 follows:


                                                           1996
                                               -----------------------------
                                               Options      Weighted-Average
                                               (000's)       Exercise Price
                                               -------      ----------------
Outstanding-beginning of year                        -           $    -
Granted                                            821           $15.95
Exercised                                            -           $    -
Forfeited                                          (77)          $16.00
                                               -------
Outstanding-end of year                            744           $15.95
                                               =======

Exercisable at end of year                           -                -

Weighted-average fair value of options
 granted during the year                         $9.28


     Exercise prices for options outstanding as of December 31, 1996 were $14.875 and $16.000. The weighted-average remaining contractual life of those options is 9.4 years.

14.  Fair Value of Financial Instruments

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1995 were as follows:


                              1996               1995
                      --------------------------------------
                        Carrying   Fair    Carrying   Fair
                         Amount    Value    Amount    Value
                      ----------  -------  --------  -------
                                   (in thousands)
Cash and cash
  equivalents            $31,911  $31,911   $   352  $   352
Accounts receivable       30,283   30,283    17,054   17,054
Notes receivable
  from related party           -        -     3,645    3,592
Other receivables          1,905    1,905       793      793
Accounts payable           2,833    2,833     1,987    1,987
Line of credit                 -        -     1,900    1,900
Term debt                    289      289       200      200
Related party debt             -        -       380      380


15.  Shareholders' Equity

     On March 25, 1996, the Board of Directors amended and restated the Articles of Incorporation of the Company to, among other things, convert the Class A Common Stock (10,000,000 shares authorized) and Class B Common Stock (5,000,000 shares authorized) into a single class of Common Stock, no par value, with 35,000,000 shares authorized. The Amended and Restated Articles of Incorporation also authorize the issuance of up to 15,000,000 shares of Preferred Stock. The issued and outstanding shares at December 31, 1995 have been adjusted to reflect these changes.

     On March 25, 1996, the Board of Directors approved a 1780.3836-for-1 split of the Common Stock. All share amounts have been retroactively adjusted to reflect this split.

16.  Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the years ended December 31, 1996 and 1995 appear below:


                                                                             1st       2nd      3rd      4th
                                                                           Quarter   Quarter  Quarter  Quarter    Total
                                                                          --------   -------  -------  -------   -------
                                                                            (in thousands, except per share amounts)
1996
Total revenues                                                             $16,717   $19,922  $19,302  $25,055   $80,996
Operating expenses (1)                                                      15,040    16,419   16,649   24,243    72,351
Operating income (1)                                                         1,677     3,503    2,653      812     8,645
Net income (loss) (1)                                                        1,535     1,939    1,741     (595)    4,620
Pro forma net income (loss) (1), (2), (3)                                      893     1,999    1,741     (595)    4,038
Pro forma net income (loss) per
  common share (1), (2), (3), (4)                                            $0.08     $0.15    $0.11   ($0.04)    $0.29
Weighted-average number of
  common shares outstanding                                                 11,904    13,054   15,356   15,361    13,919

1995
Total revenues                                                             $13,564   $15,156  $15,766  $17,046   $61,532
Operating expenses                                                          14,209    13,619   14,588   14,275    56,691
Operating (loss) income                                                       (645)    1,537    1,178    2,771     4,841
Net (loss) income                                                             (858)    1,215      948    2,484     3,789
Pro forma net (loss) income (2)                                               (499)      706      552    1,442     2,201
Pro forma net (loss) income per
  common share (2), (4)                                                     ($0.04)    $0.06    $0.05    $0.12     $0.18
Weighted-average number of
  common shares outstanding                                                 11,904    11,904   11,904   11,904    11,904

__________________
(1) Fourth quarter results of operations include a $3,252,000 charge related to the Antrim acquisition.
(2) The pro forma net income (loss) and pro forma net income (loss) per common share has been computed as if the Company had been subject to federal and all applicable state income taxes.
(3) Actual for the third and fourth quarters.
(4) Individual quarterly pro forma net income (loss) per common share does not equal the year-end amount due to changes in the number of common shares outstanding during the year.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the five years ended December 31, 1996, should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included herein. The balance sheet data as of December 31, 1996, 1995 and 1994 and the statement of income data for each of the four years in the period ended December 31, 1996 have been derived from the Company's Consolidated Financial Statements, which have been audited (except for pro forma data) by Ernst & Young LLP, independent auditors. The balance sheet data as of December 31, 1993 and 1992 and the statement of income data for the year ended December 31, 1992 have been derived from unaudited financial statements.

                                                                         Year Ended December 31,
                                                            -------------------------------------------------
                                                               1996       1995      1994      1993      1992
                                                            -------------------------------------------------
                                                                 (in thousands, except per share amounts)
Statement of Income Data:
Revenues:
  System sales                                                $45,059   $32,262   $38,416   $43,142   $44,821
  Support and service                                          35,937    29,270    24,202    20,317    13,149
                                                              -------   -------   -------   -------   -------
      Total revenues                                           80,996    61,532    62,618    63,459    57,970
                                                              -------   -------   -------   -------   -------
Operating expenses:
  Cost of system sales                                         20,056    14,085    16,711    21,820    19,875
  Client services                                              18,401    17,764    17,116    16,349    14,229
  Research and development                                      9,988     9,040     7,734     6,958     6,055
  Sales and marketing                                          10,896     8,734     6,957     6,554     4,298
  General and administration                                    9,758     7,068     6,847     6,909     7,102
  Write-off of acquired, in-process
     technology (1)                                             3,252         -         -         -         -
                                                              -------   -------   -------   -------   -------
      Total operating expenses                                 72,351    56,691    55,365    58,590    51,559
                                                              -------   -------   -------   -------   -------
Operating income                                                8,645     4,841     7,253     4,869     6,411
Other income (expense):
  Interest income                                               1,345       408       317       163       465
  Interest expense                                             (1,395)   (1,465)   (1,288)     (881)   (1,054)
  Other                                                           (98)       78        23       767      (442)
  Abandonment of leasehold                                          -         -         -         -      (703)
                                                              -------   -------   -------   -------   -------
Income before income taxes                                      8,497     3,862     6,305     4,918     4,677
Income tax provision:
  Current year operations                                       2,755        73        91        76         -
  Change in tax status                                          1,122         -         -         -         -
                                                              -------   -------   -------   -------   -------
Net income                                                    $ 4,620   $ 3,789   $ 6,214   $ 4,842   $ 4,677
                                                              =======   =======   =======   =======   =======
Pro forma data: (2)
  Historical income before income taxes                       $ 8,497   $ 3,862   $ 6,305   $ 4,918   $ 4,677
  Pro forma income tax provision                                4,459     1,661     2,711     2,115     2,011
                                                              -------   -------   -------   -------   -------
  Pro forma net income                                        $ 4,038   $ 2,201   $ 3,594   $ 2,803   $ 2,666
                                                              =======   =======   =======   =======   =======
  Pro forma net income per common share                         $0.29     $0.18     $0.30     $0.24     $0.22
                                                              =======   =======   =======   =======   =======
Weighted-average number of common
  shares outstanding                                           13,919    11,904    11,904    11,904    11,904
                                                              =======   =======   =======   =======   =======

Balance Sheet Data (at end of period):
Cash and cash equivalents                                     $31,911   $   352   $ 1,189   $ 1,725   $ 1,208
Working capital                                                39,065     3,963     5,078     6,223     3,324
Total assets                                                   96,911    43,874    42,068    36,992    33,842
Long-term debt, obligations under capital
  leases from related party and obligations
  under capital lease, net of current portion                   5,921     6,396     7,107     4,832     5,466
Total shareholders' equity                                     56,767    20,701    21,251    18,658    16,032

----------------------
(1) In conjunction with the Antrim acquisition, the Company charged operations $3.3 million for acquired, in-process technology.
(2) Pro form data has been computed as if the Company had been subject to federal and all applicable state income taxes.