Form 10-K405, Exhibit 13
period 1997-12-31
SUNQUEST INFORMATION SYSTEMS INC
filed 1998-03-30
CIK 1011340

                                                      Exhibit 13B


               SUNQUEST INFORMATION SYSTEMS, INC.
  Table of Contents for Financial Section of 1997 Annual Report



Management's Discussion and Analysis                          2

Report of Independent Auditors                               13

Consolidated Financial Statements and Notes                  14

Selected Consolidated Financial Data                         37

              MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview
--------

     Sunquest Information Systems, Inc. (the "Company") designs, develops, markets, installs and supports health care information systems for large and mid-sized hospitals, clinics and other facilities, including integrated delivery networks ("IDNs"). The Company was established in 1979 and became a public company on June 10, 1996, when it closed its initial offering to the public of Common Stock.

     On November 26, 1996, the Company purchased all of the outstanding stock of Antrim Corporation ("Antrim") from Antrim's parent corporation, The Compucare Company, for $5.0 million in cash in a transaction accounted for under the purchase method of accounting. In conjunction with the acquisition, the Company charged operations $3.3 million for acquired, in-process technology, which reduced pro forma basic net income per share for the year ended December 31, 1996 by $.23. The results of operations of Antrim have been included in the Company's financial statements since the date of acquisition.

     On August 29, 1997, MSC Acquisition, Inc., a newly formed subsidiary of the Company, purchased certain inpatient pharmacy software systems comprising the PreciseCare Medication Management System ("PreciseCare") from Medintell Systems Corporation ("Medintell"), for $1.4 million in cash and the assumption of certain obligations and transition costs. MSC Acquisition, Inc. was subsequently renamed "Sunquest Pharmacy Information Systems, Inc." ("Sunquest Pharmacy") and the product was renamed "FlexiMed." The addition of pharmacy systems is an important component in the Company's strategy to be a "best-of-suite vendor" in enterprise clinical departmental systems. In conjunction with the purchase of the PreciseCare software, the Company charged operations $1.3 million for acquired, in-process technology. The after-tax effect of this charge to operations was to reduce net income by $1.1 million, or $.07 per share. In addition, the Company and ValueRx Inc., an affiliate of Medintell, have entered into a marketing arrangement with respect to PreciseCare.

     On November 26, 1997, Sunquest Pharmacy entered into a Software License Agreement ("Agreement") with MEDITrust Healthcare Services, Inc. ("Meditrust") for an outpatient pharmacy system for $750,000 in cash. The Agreement grants the Company a perpetual, fully paid-up, worldwide, non-exclusive license to modify, interface, market, sublicense, support, copy and otherwise use the software, including the source code and object code. The Company plans to continue to develop and to market these pharmacy systems through Sunquest Pharmacy.

     At December 31, 1997, the Company had an installed customer base of more than 1,060 sites in the United
States, Canada, Europe, Mexico and Saudi Arabia. Total revenues are derived from the licensing of software, the provision of value-added services and the sale of related hardware. To date, substantially all of the Company's revenues have been derived from the sale of its laboratory information systems ("LISs") and related hardware, support and services.

     During the third quarter of 1997, the Company reduced the carrying value of IntelliCare software development costs by $1.5 million. The adjustment was related to certain modules incorporated into the Company's IntelliCare suite of products that had not generated sufficient sales to justify continued capitalization. During the fourth quarter of 1997, the Company decided to discontinue the sale of its IntelliCare suite of products as an enterprise-wide computerized patient record solution and to discontinue the development of a nurse clinical documentation system. In connection with the discontinuation of such products, the Company charged operations $890,000. The Company plans to refocus its technology and development efforts on the integration of its suite of laboratory, radiology and pharmacy information systems, the Clinical Event Manager rules-based alerts system and the Laboratory Data Network system for medical laboratory consortia. The after-tax effect of both the third and fourth quarter charges to operations was a reduction to net income of $1.5 million, or $.10 per share.

     Net income for 1997 and pro forma net income for 1996 and 1995 was $2.8 million, $4.0 million and $2.2 million, respectively. Basic earnings per share were $.18 in 1997. Pro forma basic earnings per share were $.29 in 1996, and $.18 in 1995. The after-tax effect of the previously described charges to operations on basic earnings per share was:

                                         Year Ended December 31,
                                     ------------------------------
                                       1997        1996      1995
                                     --------    --------  --------
Income and pro forma income per
  share excluding charges to
  operations                          $  .35      $  .52    $  .18
Acquired, in-process technology,
  net of tax                            (.07)       (.23)        -
Capitalized software development
  cost adjustments, net of tax
  provision                             (.10)          -         -
                                      ------      ------    ------
                                      $  .18      $  .29    $  .18
                                      ======      ======    ======

     Revenues from system sales include revenues from software licenses, related hardware, relicensed software and resold software. Revenues from software licenses are generated from contracts that grant the right to use the Company's software products. Hardware revenues are generated from sales of third-party manufactured hardware which is typically sold in conjunction with the Company's software. Revenues from relicensed software and resold software are generated from the Company's licensing and sale of third-party software. Support and service revenues include revenues from installation, training and documentation related to software license revenues, consulting revenues, custom programming revenues and revenues associated with maintenance and support services.

     The sales cycle for the Company's LISs is typically nine to 18 months from initial contact to contract execution, and depending upon the combination of products purchased and the client's installation schedule, an installation typically takes from eight to 12 months. The sales cycle for the Company's commercial and medical reference laboratory systems is typically six to 12 months, and an installation typically takes from nine to 12 months. Revenues from the software portion of system sales are recognized on the percentage-of-completion method and are determined based upon actual hours incurred related to total estimated installation hours in accordance with Statement of Position ("SOP") 91-1, "Software Revenue Recognition." Anticipated losses are recorded in the earliest period in which such losses become evident. Revenues from the hardware portion of systems sales are recognized upon shipment. Maintenance and support services are provided under multi-year renewable agreements with revenues recognized ratably over the term of the agreement. Fees for other services are recognized as the work is performed or on a percentage-of-completion basis.

     At December 31, 1997, the Company had a total contract backlog of $99.5 million, which consisted of $49.3 million of system sales and $50.2 million of support and service. At December 31, 1996, total contract backlog was $87.3 million, which consisted of $41.9 million of system sales and $45.4 million of support and service. System sales backlog consists of the unearned amounts of signed contracts which have not yet been recognized as revenues. Support and service backlog consists primarily of contracted software support for a period of 12 months. The Company is unable to predict accurately the amount of backlog it expects to fill in any particular period, since it adjusts the timing of installations to accommodate clients' needs and since installations typically require eight to 12 months to complete.

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


Year 2000 Compliance
--------------------

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's software programs, whether sold as products of the Company or used internally, may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Based on a recent assessment, the Company believes that the current releases of its products are all year 2000 compliant.
The Company plans to have all clients converted to year 2000 compliant versions of its products by September 1999. Pursuant to contract terms, clients are obligated to cooperate with the Company in the installation of system enhancements, including the current year 2000 compliant versions.

     In addition, the Company has determined that only a small portion of software programs developed by other vendors and utilized internally will require upgrades to new versions to properly utilize dates beyond December 31, 1999. After reviewing the plans of these vendors, the Company believes that the upgrades to such software programs will be completed by the end of 1998. The cost of year 2000 compliant software related to systems developed by other vendors and used internally is included in maintenance agreements. The Company believes that consulting costs incurred in accomplishing the installation of year 2000 compliant software will be immaterial.


Results of Operations
---------------------

     The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income expressed as a percentage of total revenues.


                               Year Ended December 31,
                             ---------------------------
                              1997      1996      1995
                             -------   -------   -------
Revenues:
  System sales                 51.6 %    55.6 %    52.4 %
  Support and service          48.4      44.4      47.6
                              -----     -----     -----
    Total revenues            100.0     100.0     100.0
                              -----     -----     -----
Operating expenses:
  Cost of system sales         25.4      24.8      22.9
  Client services              26.8      22.7      28.8
  Research and development     12.9      12.3      14.7
  Sales and marketing          13.7      13.5      14.2
  General and administrative   12.1      12.0      11.5
  Capitalized software
    development cost
    adjustments                 2.4         -         -
  Acquired, in-process
    technology                  1.2       4.0         -
                              -----     -----     -----
     Total operating expenses  94.5      89.3      92.1
                              -----     -----     -----
Operating income                5.5      10.7       7.9
Other income (expense):
  Interest income               1.1       1.6       0.7
  Interest expense             (1.2)     (1.7)     (2.4)
  Other                        (0.3)     (0.1)      0.1
                              -----     -----     -----
Income before income taxes      5.1      10.5       6.3
Income tax provision:
  Current year operations       2.4       3.4       0.1
  Change in tax status            -       1.4         -
                              -----     -----     -----
Net income                      2.7  %    5.7 %     6.2 %
                              =====     =====     =====

Pro forma data (unaudited):
  Historical income
    before income taxes           -  %   10.5 %     6.3 %
  Pro forma income tax
    provision                     -       5.5       2.7
                              -----     -----     -----
  Pro forma net income            -  %    5.0 %     3.6 %
                              =====     =====     =====

Comparison of Years Ended December 31, 1997 and December 31, 1996

     Revenues. The Company's total revenues were $102.3 million in 1997 compared to $81.0 million in 1996, an increase of $21.3 million, or 26.3%. Revenues from system sales were $52.8 million in 1997 compared to $45.1 million in 1996, an increase of $7.7 million, or 17.1%. This increase was primarily attributable to the addition of Antrim, increases in installations of hardware for existing customers and increases in installations of software for existing and new customers. Revenues from support and service were $49.6 million in 1997 compared to $35.9 million in 1996, an increase of $13.6 million, or 38.0%. This increase was primarily attributable to the addition of Antrim, the Company's increased installed customer base, and increases in consulting and custom services.

     Cost of System Sales. Cost of system sales includes the costs of computer hardware, relicensed software and resold software purchased from third parties and amortization of previously capitalized software development costs. Cost of system sales was $26.0 million in 1997 compared to $20.1 million in 1996, an increase of $6.0 million, or 29.7%. As a percentage of total revenues, cost of system sales was 25.4% in 1997 compared to 24.8% in 1996. The dollar increase was primarily attributable to the addition of Antrim and increases in hardware and operating system deliveries. Amortization of previously capitalized software development costs was $3.6 million for 1997 compared to $2.2 million for 1996, an increase of $1.4 million, or 65.4%. This increase in amortization was primarily attributable to the addition of Antrim and to the licensing of third-party software.

     Client Services. Client services expenses include salaries and expenses of product installation and support. Client services expenses were $27.4 million in 1997 compared to $18.4 million in 1996, an increase of $9.0 million, or 49.1%. As a percentage of total revenues, client services expenses were 26.8% in 1997 compared to 22.7% in 1996. The dollar increase in client services expenses was primarily attributable to the addition of Antrim, additional staff dedicated to the support and installation of the Company's systems and additional staff dedicated to providing consulting services to customers.

     Research and Development. Research and development expenses include salaries and expenses related to development and documentation of software systems reduced by capitalized software development costs. Research and development expenses were $13.2 million in 1997 compared to $10.0 million in 1996, an increase of $3.3 million, or 32.6%. As a percentage of total revenues, research and development expenses were 12.9% in 1997 compared to 12.3% in 1996. The dollar increase in research and development expenses was attributable to additional staff dedicated to the development of new releases of the LIS systems, the addition of Antrim, development costs related to the new pharmacy products and to additional staff dedicated to the evaluation and development of new technologies. The Company capitalized $3.7 million of its software development costs in 1997 compared to $2.8 million in 1996, an increase of $877,000, or 31.5%. This increase in capitalized software development costs was primarily attributable to the addition of Antrim's product lines.

     Sales and Marketing. Sales and marketing expenses include salaries, commissions, advertising, trade show costs, and user group costs related to the sale and marketing of the Company's systems. Sales and marketing expenses were $14.0 million in 1997 compared to $10.9 million in 1996, an increase of $3.1 million, or 28.6%. As a percentage of total revenues, sales and marketing expenses were 13.7% in 1997 compared to 13.5% in 1996. The dollar increase was primarily attributable to the addition of Antrim, increased sales and marketing staff, increased commissions resulting from a 28.6% growth in sales bookings in 1997 and increased advertising and promotional allowances.

     General and Administrative. General and administrative expenses include salaries and expenses for the corporate administration, finance, legal, human resources, corporate education, facilities administration, internal systems and internal purchasing departments as well as depreciation, profit sharing, variable executive compensation, insurance and capital lease amortization net of rental credit. General and administrative expenses were $12.3 million in 1997 compared to $9.8 million in 1996, an increase of $2.6 million, or 26.5%. As a percentage of total revenues, general and administrative expenses were 12.1% in 1997 compared to 12.0% in 1996. The dollar increase was primarily attributable to the addition of Antrim, increased depreciation expense resulting from additions of property and equipment, the addition of Sunquest Pharmacy and additional employees and increased professional service costs related to the Company's public status. These increases were partially offset by decreased variable compensation relating to operating income below expectations and increased rental income received from leasing a portion of the building the Company purchased in February 1997.

     Transition Costs. For the year ended December 31, 1997, the Company paid previously accrued transition costs established at the time of the acquisition of Antrim of $1.9 million as compared to $109,000 paid in 1996. These costs were primarily associated with replacing certain Antrim software products with Sunquest products and employee costs and professional services related to the acquisition. In 1997, the Company also paid transition costs related to the purchase of the PreciseCare pharmacy software systems of $217,000. These costs were also primarily associated with employee costs and professional services related to the purchase.

     Income Taxes. Income taxes were $2.5 million in 1997 compared to $3.9 million in 1996, a decrease of $1.4 million, or 35.7%. This decrease was primarily attributable to lower taxable income in 1997 compared to 1996. At December 31, 1997, the Company had an operating loss for tax purposes of approximately $4.0 million that was generated by Antrim. Of this amount, approximately $440,000 can be carried back to Antrim's separate company tax return for 1994 and approximately $3.3 million can be carried forward and used to offset Antrim's future taxable income. The remaining balance can be carried forward and used to offset future consolidated taxable income. This loss carryforward is subject to limitations as to the amount and timing of its use. Accordingly, a valuation allowance of $950,000 has been provided. The minimum amount of future taxable income that would have to be generated by Antrim to realize the deferred tax asset net of the valuation allowance would be approximately $1.4 million. The Company anticipates that future taxable income will be sufficient to realize the net operating loss carryforward. See Note 1 and Note 11 of Notes to Consolidated Financial Statements.

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

     Cost of System Sales. Cost of system sales was $20.1 million in 1996 compared to $14.1 million in 1995, an increase of $6.0 million, or 42.4%. As a percentage of total revenues, cost of system sales was 24.8% in 1996 compared to 22.9% in 1995. The dollar increase was primarily attributable to increases in hardware and operating system deliveries. Amortization of previously capitalized software development costs was $2.2 million for 1996 compared to $1.7 million for 1995, an increase of $460,000, or 26.6%.

     Client Services. Client services expenses were $18.4 million in 1996 compared to $17.8 million in 1995, an increase of $637,000, or 3.6%. As a percentage of total revenues, client services expenses were 22.7% in 1996 compared to 28.8% in 1995. The dollar increase in client services expenses was primarily attributable to the addition of Antrim in the fourth quarter.

     Research and Development. Research and development expenses were $10.0 million in 1996 compared to $9.0 million in 1995, an increase of $948,000, or 10.5%. As a percentage of total revenues, research and development expenses were 12.3% in 1996 compared to 14.7% in 1995. The dollar increase in research and development expenses was attributable to enhancements to the managed care system, development of a clinical documentation system and the addition of Antrim in the fourth quarter. The Company capitalized $2.8 million of its software development costs in both years.

     Sales and Marketing. Sales and marketing expenses were $10.9 million in 1996 compared to $8.7 million in 1995, an increase of $2.2 million, or 24.8%. As a percentage of total revenues, sales and marketing expenses were 13.5% in 1996 compared to 14.2% in 1995. The dollar increase was primarily attributable to increased sales and marketing staff, increased commissions resulting from a 20.0% growth in sales bookings in 1996, increased customer promotional allowances and the addition of Antrim.

     General and Administrative. General and administrative expenses were $9.8 million in 1996 compared to $7.1 million in 1995, an increase of $2.7 million, or 38.1%. As a percentage of total revenues, general and administrative expenses were 12.0% in 1996 compared to 11.5% in 1995. The dollar increase in general and administrative expenses was primarily attributable to increased variable compensation and employee benefits resulting from increased levels of operating income, accruals for sales tax liabilities, depreciation, the addition of Antrim, increased professional services costs related to the Company's public status and non-recurring expenses related to the implementation of the Company's new financial systems.

     Acquired, In-Process Technology. As a result of the Antrim acquisition on November 26, 1996, the Company charged operations
$3.3 million for  acquired, in-process technology.

     Income Taxes. Income taxes were $3.9 million in 1996 compared to $73,000 in 1995, an increase of $3.8 million. This increase was attributable to the termination of the Company's S corporation status on May 30, 1996. From January 1, 1990 through May 29, 1996, the Company was treated for federal and certain state income tax purposes as an S corporation under the Internal Revenue Code of 1986, as amended, and similar state statutes. This change in tax status resulted in the Company recording an additional $1.1 million tax provision during the second quarter ended June 30, 1996 for deferred taxes associated with previously untaxed temporary differences. At December 31, 1996, the Company had net operating losses of approximately $5.3 million that were generated by Antrim. This loss carryforward is subject to limitations as to the amount and timing of its use. Accordingly, a valuation allowance of $950,000 was provided.


Liquidity and Capital Resources
-------------------------------

     At December 31, 1997, the Company had cash and cash equivalents of $23.7 million compared to $31.9 million at December 31, 1996, a decrease of $8.2 million. Cash provided by operating activities was $11.2 million, $6.6 million and $5.4 million in 1997, 1996 and 1995, respectively.

     As of December 31, 1997, the Company had net trade receivables of $36.5 million which consisted of $27.9 million in net billed trade receivables and $8.6 million in unbilled trade receivables. See Note 7 of Notes to Consolidated Financial
Statements. At December 31, 1996, the Company had net trade receivables of $30.3 million which consisted of $25.1 million in net billed trade receivables and $5.2 million in unbilled trade receivables. Net trade receivables have increased by $6.3 million since December 31, 1996, with $3.4 million related to the unbilled portion. The unbilled receivables represent revenue that has been recognized in accordance with the percentage-of-completion accounting method, but which has not yet been billed to customers under contractual milestone billings. The Company believes that this increase in unbilled receivables is primarily a result of the timing of system sales and installations in the year. The Company maintains an allowance for doubtful accounts that it believes is adequate to cover potential credit losses.
The average collection period on net billed trade receivables was 91 days at December 31, 1997 and 77 days at December 31, 1996.
The increase in average collection period, a rolling twelve-month average, is primarily the result of resource constraints in collections staffing which was corrected during the fourth quarter. Days sales outstanding ("DSO") was 129 at December 31, 1997 compared to 152 at September 30, 1997 and 109 at December 31, 1996.

     Cash used in investing activities was $14.8 million, $7.7 million and $4.5 million in 1997, 1996 and 1995, respectively. Purchases of software, property and equipment during 1997 totaled $6.3 million. Of this amount, $1.4 million was used to purchase the PreciseCare software and $1.8 million was used on February 21, 1997 to purchase land and a building located in Tucson, Arizona, which is currently being leased to third parties but will eventually be used for customer-related activities. The remaining $3.1 million was used primarily for computers and computer-related equipment and office equipment. Capitalized software development costs totaled $5.4 million. Of this amount, $1.0 million was related to the initial payment under the Value Added Reseller ("VAR") agreement of February 7, 1997 with Dynamic Healthcare Technologies, Inc. ("Dynamic") for the license of a software program known as CoPath Client/Server ("CoPath").
CoPath is a computer clinical information system used in surgical pathology, cytology and autopsy. Pursuant to the terms of this agreement, the remaining balance of $2.0 million is due to be paid by February 1999. In addition, on November 26, 1997 Sunquest Pharmacy entered into a software license agreement with Meditrust for an outpatient pharmacy system for $750,000 in cash. The agreement grants the Company a perpetual, fully paid-up, worldwide, non-exclusive license to modify, interface, market, sublicense, support, copy and otherwise use the software, including the source code and object code. Costs related to acquisitions totaled $3.1 million. Of this amount, $2.9 million was related to Antrim and was primarily associated with sales taxes, replacing certain Antrim software products with Sunquest products and employee costs and professional services related to the acquisition. In addition, the Company also paid transition costs related to the purchase of the PreciseCare software of $217,000. These costs were also primarily associated with employee costs and professional services related to the purchase.

     Cash (used in) provided by financing activities was ($4.5) million, $32.5 million and ($1.7) million in 1997, 1996 and 1995, respectively. During 1997, the Company paid the "Second S Corporation Distribution," of $3.6 million which was based on the Company's actual undistributed cumulative S corporation taxable earnings from January 1, 1996 through May 29, 1996. In addition, the Company made principal payments on long-term debt and capital leases of $289,000 and $694,000, respectively. Also during 1997, the Company issued 13,375 shares of Common Stock with net proceeds of approximately $134,000 in connection with the Employee Stock Purchase Plan.

     At December 31, 1997, working capital was $38.1 million, a decrease of $975,000 from December 31, 1996.

     At December 31, 1997, the Company had a revolving line of credit with a bank allowing the Company to borrow up to $10.0 million. Any borrowings under the line of credit will bear interest at the bank reference rate unless the Company elects a fixed rate or certain variable rates contemplated by the agreement. All outstanding principal and interest under the line of credit is due April 30, 1999 except for any amounts outstanding under standby letters of credit which have a maximum maturity of 365 days. Borrowings under the line of credit are secured by all of the Company's assets. Approximately
$204,000 of the line of credit is used to secure letters of credit and is not available for immediate expenditure. There were no borrowings outstanding as of December 31, 1997. See Note 10 of Notes to Consolidated Financial Statements.

     Other than the $2.0 million related to the VAR agreement with Dynamic, the Company currently has no significant commitments for capital expenditures. Of the $2.0 million payable to Dynamic, $1.0 million was due in February 1998 and $1.0 million is a long-term obligation. The $1.0 million payment due in February 1998 is currently being withheld pending satisfaction of obligations under the contract. The Company anticipates that this payment will be made during the first quarter of 1998. The Company continues to be actively involved in identifying and evaluating potential acquisitions which may result in the future expenditure of funds.

     Management believes that existing cash and cash equivalents, cash available under its revolving line of credit and funds generated from operations will be sufficient to meet operating requirements for at least the next twelve months.

     To date, inflation has not had a material impact on the Company's revenues or income, and the Company does not expect inflation to have a material impact in the foreseeable future.


New Accounting Standards
------------------------

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Under the new provisions for calculating earnings per share, the dilutive effect of stock options has been excluded in the determination of "basic" earnings per share and only included in "diluted" earnings per share. All net income or pro forma net income per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS No. 128 requirements. See Note 3 of Notes to Consolidated Financial Statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which requires businesses to disclose comprehensive income and its components in general purpose financial statements with reclassification of prior period financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and its adoption is not expected to have a material impact on the Company's disclosures.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company is currently evaluating the effects, if any, the adoption of this pronouncement will have on the disclosure of its historical data.

     In October 1997, the American Institute of Certified Public Accountants issued SOP 97-2, "Software Revenue Recognition," revising certain aspects of SOP 91-1. SOP 97-2 will become effective for transactions occurring in years beginning after December 15, 1997. The Company does not expect that SOP 97-2 will materially affect its revenue recognition policies with respect to software license fees which are recognized as part of the Company's overall software contracts and are determined based upon actual hours incurred related to total estimated installation hours in accordance with SOP No. 91-1.

Forward-Looking Statements
--------------------------

     This report, and other reports and communications to shareholders, contains forward-looking statements, including statements which contain words such as "will," "expects," "believes," "plans," "anticipates" and words of similar impact. Certain risk factors, including but not limited to dependence on LIS products, competition in the marketplace, purchase and installation decisions of customers, pricing decisions of competitors and development risks and uncertainties could cause actual results to differ materially from such forward-looking statements. These and other risks are detailed in the Company's Securities and Exchange Commission filings.

                 REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Sunquest Information Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Sunquest Information Systems, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunquest Information Systems, Inc. and subsidiaries at December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



                                            /s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 13, 1998

                     SUNQUEST INFORMATION SYSTEMS, INC.
                        CONSOLIDATED BALANCE SHEETS

                                              December 31,
                                          --------------------
                                            1997        1996
                                          --------    --------
                                    (in thousands, except share data)
                ASSETS
Current assets:
  Cash and cash equivalents                $23,692     $31,911
  Receivables, less allowance for
    doubtful accounts of $1,952
    in 1997 and $3,443 in 1996              36,547      30,283
  Other receivables                            392         829
  Inventory                                    665       1,843
  Prepaid expenses and other                 1,109       1,006
  Deferred tax assets                        1,898       3,940
                                           -------     -------
      Total current assets                  64,303      69,812

Property and equipment, net of
  accumulated depreciation                  11,513       9,371
Capital leases from related party, net
  of accumulated depreciation                4,096       4,888
Software development costs, net of
  accumulated amortization                  12,252       9,936
Other receivables                              195       1,076
Deferred tax assets                            346           -
Intangibles, net of accumulated
  amortization                               1,392       1,707
Other assets                                    76         121
                                           -------     -------
      Total assets                         $94,173     $96,911
                                           =======     =======

 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                         $ 3,401     $ 2,833
  Current portion of long-term debt              -         289
  Obligations under capital leases,
    primarily from related party               800         653
  Accrued compensation and related
    taxes                                    4,523       4,669
  Accrued expenses                           4,957       6,817
  Deferred revenue                          11,519      11,586
  Deferred income taxes                         13           -
  Dividend payable                               -       3,900
  Other liabilities                          1,000           -
                                           -------     -------
      Total current liabilities             26,213      30,747

Obligations under capital leases,
  primarily from related party               5,080       5,921
Deferred income taxes                        1,167       2,076
Transition costs                               891       1,400
Other liabilities                            1,000           -
Commitments and contingencies (Note 13)          -           -
Shareholders' equity:
  Preferred stock, 15,000,000 shares
    authorized, no shares issued                 -           -
  Common stock, no par value,
    35,000,000 shares authorized,
    15,375,962 and 15,362,587 shares
    issued and outstanding                  50,474      50,340
  Retained earnings                          9,403       6,334
  Foreign currency translation
    adjustment                                 (55)         93
                                           -------     -------
      Total shareholders' equity            59,822      56,767
                                           -------     -------
      Total liabilities and
        shareholders' equity               $94,173     $96,911
                                           =======     =======

See accompanying notes.

                     SUNQUEST INFORMATION SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF INCOME


                                          Year Ended December 31,
                                     --------------------------------
                                       1997        1996        1995
                                     --------    --------    --------
                                   (in thousands, except per share data)
Revenues:
  System sales                       $ 52,761     $45,059     $32,262
  Support and service                  49,576      35,937      29,270
                                     --------     -------     -------
    Total revenues                    102,337      80,996      61,532
                                     --------     -------     -------
Operating expenses:
  Cost of system sales                 26,015      20,056      14,085
  Client services                      27,438      18,401      17,764
  Research and development             13,244       9,988       9,040
  Sales and marketing                  14,007      10,896       8,734
  General and administrative           12,343       9,758       7,068
  Capitalized software
    development cost adjustments        2,419           -           -
  Acquired, in-process technology       1,211       3,252           -
                                     --------     -------     -------
    Total operating expenses           96,677      72,351      56,691
                                     --------     -------     -------
Operating income                        5,660       8,645       4,841
Other income (expense):
  Interest income                       1,154       1,345         408
  Interest expense                     (1,237)     (1,395)     (1,465)
  Other                                  (316)        (98)         78
                                     --------     -------     -------
Income before income taxes              5,261       8,497       3,862
Income tax provision:
  Current year operations               2,491       2,755          73
  Change in tax status                      -       1,122           -
                                     --------     -------     -------
Net income                           $  2,770     $ 4,620     $ 3,789
                                     ========     =======     =======

Pro forma data (unaudited):
  Historical income
    before income taxes              $      -     $ 8,497     $ 3,862
  Pro forma income tax provision            -       4,459       1,661
                                     --------     -------     -------
  Pro forma net income               $      -     $ 4,038     $ 2,201
                                     ========     =======     =======

Net income per common share:
  Basic and diluted                  $    .18     $   .29     $   .18
                                     ========     =======     =======

Weighted-average number
  of common shares outstanding:
  Basic                                15,369      13,919      11,904
                                     ========     =======     =======
  Diluted                              15,428      13,919      11,904
                                     ========     =======     =======


See accompanying notes.

                     SUNQUEST INFORMATION SYSTEMS, INC.
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                     Foreign
                                                                              Total                  Currency         Total
                                      Common Stock         Common Stock       Share     Retained    Translation   Shareholders'
                                    Shares     Amount    Shares    Amount    Capital    Earnings    Adjustment       Equity
                                  ----------  --------  --------  --------  ---------  ----------  ------------  ---------------
                                                        (in thousands, except share data)
Balance at December 31, 1994      11,904,000   $    57         3     $   -        $ -     $21,193          $  1          $21,251
  S corporation distributions              -         -         -         -          -      (2,877)            -           (2,877)
  Life insurance distribution              -         -         -         -          -      (1,460)            -           (1,460)
  Issuance of Sunquest Germany
    GmbH share capital                     -         -         -         -         17           -             -               17
  Foreign currency translation
    adjustment                             -         -         -         -          -           -           (19)             (19)
  Net income                               -         -         -         -          -       3,789             -            3,789
                                  ----------   -------       ---     -----        ---     -------          ----          -------
Balance at December 31, 1995      11,904,000        57         3         -         17      20,645           (18)          20,701
  S corporation distributions              -         -         -         -          -     (18,931)            -          (18,931)
  Issuance of common stock
    through public offering, net   3,450,000    50,146         -         -          -           -             -           50,146
  Transfer of outstanding
    stock of Sunquest Europa
    Limited and Sunquest
    Germany GmbH to the Company
    as a capital contribution              -        17        (3)        -        (17)          -             -                -
  Issuance of common stock
    through Employee Stock
    Purchase Plan                      8,587       120         -         -          -           -             -              120
  Foreign currency
    translation adjustment                 -         -         -         -          -           -           111              111
  Net income                               -         -         -         -          -       4,620             -            4,620
                                  ----------   -------       ---     -----        ---     -------          ----          -------
Balance at December 31, 1996      15,362,587    50,340         -         -          -       6,334            93           56,767
  S corporation distribution
    adjustment                             -         -         -         -          -         299             -              299
  Issuance of common stock
    through Employee Stock
    Purchase Plan, net                13,375       134         -         -          -           -             -              134
  Foreign currency
    translation adjustment                 -         -         -         -          -           -          (148)            (148)
  Net income                               -         -         -         -          -       2,770             -            2,770
                                  ----------   -------       ---     -----        ---     -------          ----          -------
Balance at December 31, 1997      15,375,962   $50,474         -     $   -        $ -     $ 9,403          ($55)         $59,822
                                  ==========   =======       ===     =====        ===     =======          ====          =======

See accompanying notes.

                    SUNQUEST INFORMATION SYSTEMS, INC.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Year Ended December 31,
                                                  ---------------------------------
                                                    1997        1996        1995
                                                  ---------   ---------   ---------
                                                            (in thousands)
Cash flows from operating activities:
  Net income                                       $  2,770    $  4,620    $  3,789
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Depreciation and amortization                     7,773       5,077       4,339
    Capitalized software development
      cost adjustments                                2,419           -           -
    Acquired, in-process technology                   1,211       3,252           -
    Loss (gain) on disposition of equipment              10         102          (1)
    Bad debt expense                                  1,125         506         495
    Deferred revenue                                   (395)      1,627       2,809
    Deferred income taxes                             1,087         347           -
    Increase in cash surrender value
      of life insurance                                   -           -        (194)
  Changes in operating assets and
    liabilities, net of acquisitions:
    Receivables                                      (6,822)     (9,860)     (3,914)
    Inventory                                         1,178        (107)        481
    Prepaid expenses and other                         (118)        (48)       (112)
    Other assets                                      1,347        (107)       (280)
    Accounts payable                                    568        (245)     (1,625)
    Accrued compensation and related taxes             (160)      1,007         (32)
    Other accrued expenses                             (771)        463        (350)
                                                   --------    --------    --------
        Net cash provided by operating activities    11,222       6,634       5,405
                                                   --------    --------    --------
Cash flows from investing activities:
  Acquisition of Antrim Corporation,
    net of cash acquired                                 13      (4,493)          -
  Purchase of PreciseCare Pharmacy System            (1,410)          -           -
  Repayment of notes receivable to related party          -       3,271         940
  Purchase of property and equipment                 (4,931)     (3,701)     (2,671)
  Costs related to acquisitions                      (3,103)          -           -
  Capitalized software development costs             (5,412)     (2,785)     (2,806)
                                                   --------    --------    --------
        Net cash used in investing activities       (14,843)     (7,708)     (4,537)
                                                   --------    --------    --------
Cash flows from financing activities:
  Net (repayments) borrowings on line of credit           -      (1,900)      1,900
  Principal payments on debt                           (289)       (297)       (300)
  Principal payments on capitalized
    leases, primarily from related party               (694)       (516)       (426)
  Net proceeds from issuance of stock                   134      50,266          17
  S corporation distribution                         (3,601)    (15,031)     (2,877)
                                                   --------    --------    --------
        Net cash (used in) provided
          by financing activities                    (4,450)     32,522      (1,686)
                                                   --------    --------    --------
Foreign currency translation adjustment                (148)        111         (19)
                                                   --------    --------    --------
        Net (decrease) increase in
          cash and cash equivalents                  (8,219)     31,559        (837)
Cash and cash equivalents at beginning of year       31,911         352       1,189
                                                   --------    --------    --------
Cash and cash equivalents at end of year           $ 23,692    $ 31,911    $    352
                                                   ========    ========    ========

Supplemental disclosure of cash flow information:
  Cash paid for income taxes                       $  2,325    $  3,306    $     12
                                                   ========    ========    ========
  Cash paid for interest                           $     53    $     92    $     82
                                                   ========    ========    ========

Supplemental disclosure of non cash investing
  and financing activities:
  Disposal of property and equipment               $  2,543    $  1,206    $  4,420
                                                   ========    ========    ========
  Debt related to Dynamic Agreement                $  2,000    $      -    $      -
                                                   ========    ========    ========
  Capitalized software development
    cost adjustments                               $  3,542    $      -    $      -
                                                   ========    ========    ========
  Dividend declared but not paid                   $      -    $  3,900    $      -
                                                   ========    ========    ========
  Distribution of cash surrender
    value of insurance                             $      -    $      -    $  1,460
                                                   ========    ========    ========
  Debt related to acquisition of facility          $      -    $      -    $    380
                                                   ========    ========    ========


See accompanying notes.

          SUNQUEST INFORMATION SYSTEMS, INC.
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   December 31, 1997

1.   Significant Accounting Policies
------------------------------------

     Nature of Business

     Sunquest Information Systems, Inc. ("the Company") designs, develops, markets, installs and supports health care information systems for large and mid-sized hospitals, clinics and other health care facilities in the United States, Canada, Europe, Mexico and Saudi
Arabia. Total revenues are derived from the licensing of software, the provision of value-added services and the sale of related hardware.

     Principles of Consolidation

     Effective with the initial public offering (Note 2), the consolidated financial statements include the accounts of the Company, Sunquest Europa Limited
("Sunquest Europa") and Sunquest Germany GmbH
("Sunquest Germany"). Antrim Corporation ("Antrim") was acquired on November 26, 1996. On August 29, 1997, the Company purchased the PreciseCare Medication
Management System ("PreciseCare") and formed a wholly owned subsidiary, Sunquest Pharmacy Information
Systems, Inc. ("Sunquest Pharmacy"). All transactions between the Company and Sunquest Europa, Sunquest
Germany, Antrim and Sunquest Pharmacy have been eliminated in preparing the consolidated financial statements. Prior to the initial public offering, the financial statements of the Company, Sunquest Europa and Sunquest Germany were combined for presentation purposes because these entities were under common control.

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

     Revenue Recognition

     Revenues for the proprietary software, training and installation portion of system sales are recognized using the percentage-of-completion method and are determined based upon actual hours incurred related to total estimated installation hours in accordance with Statement of Position ("SOP") No. 91-1, "Software

Revenue Recognition." Anticipated losses are recorded in the earliest period in which such losses become evident.

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

     Accordingly, the financial statements for the year ended December 31, 1995 and the 1996 financial statements prior to the initial public offering effective date do not include a provision for federal or certain state income taxes. The unaudited pro forma income tax provision for 1996 and 1995 represents federal and the additional state income tax expense that would have been required had the Company not made the S corporation election. The S corporation election was terminated on May 30, 1996. This change in tax status, which transpired just prior to the initial public offering of the Company's stock in the second quarter of 1996, resulted in the Company recording a $1,122,000 tax provision for deferred taxes associated with previously untaxed temporary differences.

     The provisions for income taxes subsequent to the change in corporate tax status are accounted for in accordance with Statement of Financial Accounting
Standards No. 109, "Accounting for Income Taxes."

     Intangibles

     Certain intangible assets were acquired in connection with the purchase of the PreciseCare software and the acquisition of Antrim. These assets include in-process technology related to the purchase of the PreciseCare software and the Antrim acquisition, and assembled work force, trademark and trade names and customer-related intangibles related to the Antrim acquisition. The in-process technology acquired of $1,265,000 related to the purchase of the PreciseCare software in 1997 and the in-process technology acquired of $3,252,000 related to the Antrim acquisition in 1996 were charged to operations as the underlying products had not reached technological feasibility. The remaining intangible assets related to the Antrim acquisition are being amortized over their remaining useful lives of five and seven years. Amortization expense related to these intangibles for the years ended December 31, 1997 and 1996 was $266,000 and
$29,000, respectively, and accumulated amortization was $295,000 and $29,000, respectively.

     Stock-Based Compensation

     In 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting
Standards No. 123, "Accounting for Stock-Based
Compensation" ("SFAS No. 123"). SFAS No. 123 permits the Company to continue accounting for stock-based compensation as set forth in Accounting Principles
Board Opinion No. 25, "Accounting for Stock Issued to
Employees" ("APB Opinion No. 25"), provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock-based compensation under APB Opinion
No. 25 and has provided the required pro forma disclosures.

     Impact of Recently Issued Accounting Standards

     In February 1997, the Financial Accounting
Standards Board issued Statement of Financial
Accounting Standards No. 128, "Earnings Per Share"
("SFAS No. 128"). Under the new provisions for calculating earnings per share, the dilutive effect of stock options has been excluded in the determination of "basic" earnings per share and only included in "diluted" earnings per share. All net income or pro forma net income per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS No. 128 requirements. See Note 3 of
Notes to Consolidated Financial Statements.

     In June 1997, the Financial Accounting Standards
Board issued Statement of Financial Accounting
Standards No. 130, "Reporting Comprehensive Income"
("SFAS No. 130"), which requires businesses to disclose comprehensive income and its components in general purpose financial statements with reclassification of prior period financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and its adoption is not expected to have a material impact on the Company's disclosures.

     In June 1997, the Financial Accounting Standards
Board issued Statement of Financial Accounting
Standards No. 131, "Disclosures about Segments of an
Enterprise and Related Information" ("SFAS No. 131"), which redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company is currently evaluating the effects, if any, the adoption of this pronouncement will have on the disclosure of its historical data.

     In October 1997, the American Institute of Certified
Public Accountants issued SOP 97-2, "Software Revenue
Recognition," revising certain aspects of SOP 91-1.  SOP
97-2 will become effective for transactions occurring in years beginning after December 15, 1997. The Company does not expect that SOP 97-2 will materially affect its revenue recognition policies with respect to software license fees which are recognized as part of the Company's overall software contracts and are determined based upon actual hours incurred related to total estimated installation hours in accordance with SOP No.
91-1.

2.   Initial Public Offering
----------------------------

     On June 10, 1996, the Company completed its initial offering of stock to the public. A total of 3,450,000 shares of Common Stock were sold for net proceeds to the Company of approximately $50,146,000, after deducting expenses of the offering of approximately $1,190,000 and underwriters' discounts and commissions of approximately $3,864,000.

     Prior to May 30, 1996, the Company was taxed as an S corporation. During the quarter ended June 30, 1996, the Company declared and paid to shareholders of record as of April 30, 1996, the "First S Corporation
Distribution" of $14,500,000, which was estimated to be equal to the Company's undistributed cumulative S corporation taxable earnings from January 1, 1990 through December 31, 1995. During the six months ended
June 30, 1996, the Company also made distributions of $531,000 to shareholders related to the shareholders' tax liabilities on S corporation taxable earnings. In
April 1996, the Company declared, payable to shareholders of record as of April 30, 1996, the "Second S Corporation Distribution," estimated to be
$3,900,000, equal to the Company's undistributed cumulative S corporation taxable earnings from January
1, 1996 through May 29, 1996.  The estimated "Second S
Corporation Distribution" was reduced by approximately
$299,000 when the actual calculations of S corporation distributions were finalized. The Company paid the adjusted "Second S Corporation Distribution" of
$3,601,000 in full on May 14, 1997.

3.   Net Income Per Share
-------------------------

     The following table sets forth the computation of basic and diluted net income per share:

                                          1997        1996        1995
                                       ----------  ----------  ----------
Numerator for basic and
diluted net income per share:
  Net income and pro forma net income  $2,770,000  $4,038,000  $2,201,000
                                       ==========  ==========  ==========

Denominator:
  Denominator for basic net
    income and pro forma net income
    per share -- weighted-average
    shares                             15,368,771  13,918,693  11,904,000
  Effect of diluted securities:
    Stock options                          59,553         116           -
                                       ----------  ----------  ----------
  Denominator for diluted
    net income and pro forma net
    income per share -- adjusted
    weighted-average shares            15,428,324  13,918,809  11,904,000
                                       ==========  ==========  ==========
Basic net income and pro forma
  net income per share                       $.18        $.29        $.18
                                       ==========  ==========  ==========
Diluted net income and pro forma
  net income per share                       $.18        $.29        $.18
                                       ==========  ==========  ==========

4.   Unaudited Pro Forma Information
------------------------------------

     Pro Forma Net Income

     The unaudited pro forma net income for the years ended December 31, 1996 and 1995, has been computed as if the Company had been subject to federal and all applicable state income taxes based on an estimated tax rate of 43%.


5.   Purchase of Inpatient Pharmacy System
------------------------------------------

     On August 29, 1997, MSC Acquisition, Inc., a newly formed subsidiary of the Company, purchased certain inpatient pharmacy software systems comprising the PreciseCare Medication Management System
("PreciseCare") from Medintell Systems Corporation
("Medintell"). MSC Acquisition, Inc. was subsequently renamed "Sunquest Pharmacy Information Systems, Inc."
The Company plans to continue development, add outpatient functionality and market the PreciseCare software (now called "FlexiMed") through this wholly owned subsidiary.

     Total consideration for the purchase of the PreciseCare software consisted of $1,410,000 in cash and $1,167,000 of assumed obligations and transition costs. The acquired, in-process technology of $1,265,000 was immediately charged to operations reducing after-tax income for the twelve months ended
December 31, 1997 by $1,113,000, or $.07 per share.

     The allocation of the purchase price is based upon the most current information available.

          (in thousands)
          ---------------------
          Tangible assets              $   297
          Developed technology           1,015
          In-process technology          1,265
          Liabilities assumed           (1,041)
          Deferred revenue                (126)
                                       -------
            Cash paid                  $ 1,410
                                       =======

6.  Acquisition
---------------

     During the fourth quarter of 1996, the Company purchased all of the outstanding stock of Antrim from Antrim's parent corporation, The Compucare Company.
Antrim is a leading provider of laboratory information systems for commercial and medical reference laboratories. The acquisition has been accounted for under the purchase method of accounting, and the results of operations of Antrim have been included in the Company's financial statements since the date of acquisition.

     Total consideration for this acquisition consisted of $5,000,000 in cash and certain assumed liabilities and transition obligations. The purchase price of Antrim has been allocated to the identifiable tangible and intangible assets acquired based on their estimated fair values. The acquired, in-process technology was immediately charged to operations. The intangible assets had estimated remaining lives of four to seven years.

     The allocation of the purchase price was revised during the fourth quarter of 1997 based upon more current information. The impact of these revisions on the Company's financial position and results of operations were insignificant.

       (in thousands)
       ---------------------------
       Current and tangible assets    $  7,045
       Developed technology              2,487
       In-process technology             3,197
       Assembled work force                404
       Trademarks and trade names          628
       Customer-related intangibles        654
       Deferred tax asset                3,057
       Liabilities assumed              (7,157)
       Transition costs                 (5,315)
                                      --------
         Cash paid                    $  5,000
                                      ========

     Transition costs are primarily composed of replacing certain Antrim software products with Sunquest products and employee costs and professional services related to the acquisition. Approximately
$1,945,000 of the total transition costs of $5,315,000 were incurred during 1997. At December 31, 1997, the
Company had approximately $3,261,000 of transition costs remaining on its balance sheet, primarily related to replacing certain Antrim software products with Sunquest products. Of this amount, approximately
$2,662,000 is expected to be incurred within the next year and has been included in accrued expenses. The long-term portion is included in transition costs.

     The following unaudited pro forma data presents the results of operations as if the acquisition had occurred at the beginning of each period. This summary is provided for information purposes only and does not necessarily reflect the actual results that would have occurred had the acquisition been made as of those dates or of results that may occur in the future.


                                        1996        1995
                                      --------    --------
                                         (in thousands)
Total revenues                         $96,152     $82,802
Net income                               1,799         943
Pro forma net income (loss)              1,217        (645)
Pro forma basic and diluted net
  income (loss) per share                  .09        (.05)

7.   Receivables
----------------

     Receivables consist of the following:

                                          December 31,
                                      --------------------
                                        1997        1996
                                      --------    --------
                                          (in thousands)
Billed receivables                     $29,900     $28,546
Unbilled receivables                     8,599       5,180
                                       -------     -------
                                        38,499      33,726
Allowance for doubtful accounts         (1,952)     (3,443)
                                       -------     -------
  Total receivables                    $36,547     $30,283
                                       =======     =======

     Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms.

     Substantially all receivables are derived from sales and related support and maintenance of the Company's clinical information systems to health care providers located throughout the United States and in certain foreign countries. Included in receivables at December 31, 1997 and 1996 are amounts due from foreign health care providers of approximately $1,586,000 and $652,000, respectively. Total revenues include foreign sales revenues of $1,612,000 and $1,049,000 for the years ended December 31, 1997 and 1996, respectively.

     Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The provision for bad debt expense recognized in 1997, 1996 and 1995 was $1,125,000,
$506,000 and $495,000, respectively.  During 1997, 1996
and 1995, $2,616,000, $185,000 and $373,000,
respectively, of receivables were charged against the allowance.

     This substantial charge against the allowance in 1997 was primarily due to writing off Antrim's receivables that had been recorded as a valuation reserve at the time of the acquisition.

8.  Property and Equipment
--------------------------

     Property and equipment consist of the following:

                                          December 31,
                                      --------------------
                                        1997        1996
                                      --------    --------
                                         (in thousands)
Building                               $ 2,000     $   371
Land                                       257          38
Computers and software                  10,536       9,977
Furniture and fixtures                   1,815       2,100
Leasehold improvements                   3,610       3,043
Other equipment and vehicles               286         273
                                       -------     -------
                                        18,504      15,802
Accumulated depreciation                (6,991)     (6,431)
                                       -------     -------
  Total property and equipment, net    $11,513     $ 9,371
                                       =======     =======

     Depreciation expense for the years ended December
31, 1997, 1996 and 1995 was approximately $3,005,000,
$2,059,000 and $1,819,000, respectively.

9.  Capitalized Software Development Costs
------------------------------------------

     During the years ended December 31, 1997, 1996 and
1995, the Company capitalized $3,662,000, $2,785,000
and $2,806,000, respectively, of total software development costs of $16,906,000, $12,773,000 and
$11,846,000, respectively. Amortization expense related to capitalized software development costs for the years ended December 31, 1997, 1996 and 1995 was $3,619,000, $2,188,000 and $1,728,000, respectively, and accumulated amortization was $13,105,000,
$10,609,000 and $8,421,000, respectively.

     Additionally, $5,812,000 of capitalized software development costs were acquired as part of the Antrim acquisition in 1996, of which $3,252,000 of in-process technology was immediately charged to operations and $2,280,000 of capitalized software development costs were acquired as part of the purchase of the PreciseCare software in 1997, of which $1,265,000 of in-process technology was immediately charged to operations. On November 26, 1997, Sunquest Pharmacy entered into a Software License Agreement ("Agreement") with MEDITrust Healthcare Services, Inc. ("Meditrust") for an outpatient pharmacy system for $750,000 in cash, which was also included in capitalized software development costs. The Agreement grants the Company a perpetual, fully paid-up, worldwide, non-exclusive license to modify, interface, market, sublicense, support, copy and otherwise use the software, including the source code and object code.

     Also, during the third and fourth quarters of 1997, the Company reduced the carrying value of IntelliCare software development costs by $1,529,000 and $890,000, respectively. The third quarter adjustment was related to certain modules incorporated into the Company's IntelliCare suite of products that had not generated sufficient sales to justify continued capitalization. The fourth quarter adjustment was related to the Company's decision to discontinue the sale of the IntelliCare suite of products as an enterprise-wide computerized patient record solution and to discontinue the development of a nurse clinical documentation system. The Company plans to refocus its technology and development efforts on the integration of its suite of laboratory, radiology and pharmacy information systems, the Clinical Event Manager rules-based alerts system and the Laboratory Data Network system for medical laboratory consortia.

     Pursuant to the February 1997 Value Added Reseller agreement with Dynamic Healthcare Technologies, Inc.
("Dynamic"), the Company's payment and obligation to Dynamic of $3.0 million, which is included in capitalized software development costs, gives the Company the right to sublicense CoPath to all of the customers of the Company as of February 7, 1997, except those Dynamic customers listed in the agreement. The
Company may also sublicense CoPath to new customers for an additional fee payable to Dynamic.

10.  Line of Credit
-------------------

     Line of Credit

     On December 30, 1997, the Company entered into a
$10,000,000 line of credit agreement with the Bank of America National Trust and Savings Association ("Bank of America"). Unless the Company elects one of the optional interest rates (the "Optional Rates"), the interest rate is the reference rate as announced from time to time by the Bank of America (the "Bank of America Rate").

     At December 31, 1997, the Optional Rates and the
Bank of America Rate ranged from 6.8% to 8.5%. All outstanding principal and interest under the line of credit are due April 30, 1999 except for any amounts under the line of credit outstanding under financing standby letters of credit which have a maximum maturity of 365 days. Amounts borrowed under the line of credit are secured by all of the Company's assets. Approximately
$204,000 of the line of credit is used to secure letters of credit and is not available for immediate expenditure.
The amount of letters of credit outstanding at any one time may not exceed $5,000,000.

     The line of credit contains requirements as to minimum levels of working capital, net worth and cash flow and places certain restrictions on new debt, acquisitions, capital expenditures and loans to related parties. The agreement prohibits the payment of any capital distributions or dividends.

     There were no borrowings outstanding as of December 31, 1997 and 1996 under the line of credit in effect at those dates.

11.  Income Taxes
-----------------

     The provision for income taxes, reconciliation of income tax expense and components of deferred tax assets and liabilities are set forth below.

     Provision for Income Taxes

                            1997        1996
                          --------    --------
                              (in thousands)
Current tax expense:
  Federal                   $1,107      $1,928
  State                        297         480
                            ------      ------
    Total current tax
      expense                1,404       2,408
                            ------      ------
Deferred tax expense:
  Federal                    1,057         211
  State                         30         136
  Change in tax status           -       1,122
                            ------      ------
    Total deferred tax
      expense                1,087       1,469
                            ------      ------
    Total income tax
      expense               $2,491      $3,877
                            ======      ======

     Reconciliation of Income Tax Expense

                            1997        1996        1995
                          --------    --------    --------
                                   (in thousands)
Income tax provision at
  the statutory rate       $ 1,871     $ 2,974     $ 1,352
Increases (decreases):
  State income taxes           185         680         351
  Deferred taxes
    attributable to
    conversion from S
    corporation                  -       1,122           -
  Acquired, in-process
    technology                 500       1,138           -
  Taxes absorbed by the
    shareholders of the
    Company prior to
    conversion from S
    corporation                  -      (1,725)     (1,630)
  Other                        (65)       (312)          -
                           -------     -------     -------
    Total income tax
      expense              $ 2,491     $ 3,877     $    73
                           =======     =======     =======

     Components of Deferred Tax Assets and Liabilities

                                  December 31,
                              --------------------
                                1997        1996
                              --------    --------
                                  (in thousands)
Deferred tax assets:
  Net operating loss           $ 1,389     $ 1,988
    carryforwards acquired
  Transition costs accruals      1,238       1,176
  Capital leases                   867         807
  Vacation and compensation
    accruals                       754       1,073
  Bad debt allowance               737       1,319
  Sales tax reserves               562         370
  Deferred revenue                 437         699
  Accrued expenses                  29         116
  Other                             20           -
                               -------     -------
      Total deferred tax
        assets                   6,033       7,548
                               -------     -------

Deferred tax liabilities:
  Book basis in excess
    of tax basis:
    Software development         3,308       2,977
    Acquired intangibles           527       1,587
    Fixed assets                   184         139
    Other                            -          31
                               -------     -------
      Total deferred tax
        liabilities              4,019       4,734
                               -------     -------
Less: valuation allowance         (950)       (950)
                               -------     -------
      Net deferred tax assets  $ 1,064     $ 1,864
                               =======     =======

     The Company has net operating losses of
approximately $4,000,000 that were generated by Antrim.
Of this amount, approximately $440,000 can be carried back to Antrim's separate company tax return for 1994.
Approximately $3,300,000 can be carried forward and used to offset Antrim's future taxable income. The remaining $260,000 can be carried forward and used to offset future consolidated taxable income. The loss carryforward is subject to limitations as to the amount and timing of its use. Accordingly, a valuation allowance of $950,000 has been provided against the tax benefit of $1,389,000. The valuation allowance will be treated as a reduction to goodwill and other Antrim intangibles in the event the full benefit of the net operating loss is realized. The net operating loss carryforward will expire in the years 2010 and 2011.

12.  Leases
-----------

     The Company leases two buildings from Any Travel, Inc. ("Any Travel"), an affiliated entity, under capital leases. The affiliation is through common ownership of the Company and Any Travel. The Company also leases certain buildings and equipment from third parties under noncancelable lease arrangements that may be adjusted for increases in maintenance and insurance costs and the consumer price index. These capital and operating leases expire in various years through May
2004 and may be renewed for periods ranging from one to five years.

     Amortization of leased assets of $883,000 is included in depreciation and amortization expense.

     Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at December
31, 1997:

                               Capital     Operating
                               Leases       Leases
                              ---------    ---------
                                  (in thousands)
1998                            $ 1,876     $ 1,059
1999                              1,842         820
2000                              1,809         825
2001                              1,809         355
2002                              1,214           -
Thereafter                        1,052           -
                                -------     -------
Total minimum lease payments      9,602     $ 3,059
                                            =======
Amounts representing interest     3,722
                                -------
  Present value of net minimum
    lease payments (including
    current portion of $800)    $ 5,880
                                =======

     At December 31, 1997, aggregate future minimum rental payments to be received under noncancelable leases and subleases were approximately $1,363,000.

     Rental expense for the years ended December 31, 1997, 1996 and 1995 was approximately $1,158,000,
$474,000 and $318,000, respectively.

13.  Commitments and Contingencies
----------------------------------

     The Company has granted liens on all of its assets to a vendor to secure amounts due for purchases of hardware and other equipment.

14.  Related Party Transactions
-------------------------------

     During 1996 and 1995, the Company received management fees from an affiliate of $240,000 per year.
In December 1996, the affiliate sold its assets and discontinued business. The Company did not receive any management fees from this affiliate during 1997.

     As of September 1, 1995, the Company purchased land and a building from related parties for $380,000.
The purchase was financed through the issuance of a 7.0% demand note to the affiliate from whom the related parties had borrowed the money to purchase the property. This note was paid in full in March 1996.

15.  Employee Benefit Plans
---------------------------

     Profit Sharing Plan

     The Company has a Profit Sharing Plan covering substantially all of its employees. Under provisions of the plan, participants may contribute up to 12% of their eligible compensation to the plan and the Company can make discretionary contributions to the plan.
Effective January 1, 1998, the Company will match 100% of up to the first 3% of employee contributions and the vesting period was reduced from five years to three years. The Company incurred expenses of approximately
$704,000, $729,000 and $337,000 for the years ended
December 31, 1997, 1996 and 1995, respectively, related to this plan.

     Employee Stock Purchase Plan

     The Employee Stock Purchase Plan authorizes the sale of up to 450,000 shares of Common Stock to substantially all employees of the Company and its subsidiaries. Offerings under the plan commence on the first day of each calendar quarter and end on the last day of the same calendar quarter at a purchase price that is equal to 90% of the last sale price of the Common Stock, as reported on the National Association of Security Dealers, Inc. Automated Quotation System
("Nasdaq"), on the commencement date of the offering.
During 1997 and 1996, 13,375 and 8,587 shares,
respectively, of Common Stock were issued under the plan for net proceeds to the Company of $134,000 and $120,000, respectively. The weighted-average fair value of shares sold under the Employee Stock Purchase
Plan was $2.79 in 1997 and $4.03 in 1996. These fair values were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rate of 5.00%; dividend yield of 0%;
volatility factor of the expected market price of the Company's Common Stock of .62 and .79; and a weighted-average expected life of the options of .25 years.

     Stock Incentive Plan

     The Stock Incentive Plan of 1996 authorizes the issuance of up to 2,500,000 shares of Common Stock pursuant to stock options or other awards granted to employees and other eligible persons at prices not less than the fair market value of the stock at the date of grant. All options granted have ten-year terms and become exercisable as specified in the stock option agreements. The plan will expire in March 2006.

     The Company has complied with the pro forma requirements of SFAS No. 123 for those companies which choose not to account for the effects of stock- based compensation in the financial statements under SFAS No.
123. The fair value of these options was estimated at the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rate of 6.54% and 6.52%; dividend yield of 0%;
volatility factor of the expected market price of the Company's Common Stock of .61 and .62; and a weighted-average expected life of the options of 4.1 and 4.9 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's options under the Employee Stock Purchase Plan and the Stock Incentive
Plan have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-
Scholes option valuation model does not necessarily provide a reliable measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The
Company's pro forma information follows:

(in thousands, except per share data)       1997         1996
                                          --------     --------
Net income - as reported                    $2,770       $4,038
Pro forma net income                         1,393        3,469
Net income per share - as reported:
  Basic and diluted                            .18          .29
Pro forma net income per share:
  Basic and diluted                            .09          .25

     A summary of the Company's stock option activity and related information for the years ended December
31, 1997 and 1996 follows:

                                                  Weighted-Average
                                     Options       Exercise Price
                                   -----------   ------------------
Balance -- December 31, 1995               -         $     -
Granted                              821,217         $ 15.95
Exercised                                  -         $     -
Forfeited                            (77,656)        $ 16.00
                                   ---------
Balance -- December 31, 1996         743,561         $ 15.95
Granted                            1,409,593         $ 10.85
Exercised                                  -         $     -
Forfeited                           (985,550)        $ 15.11
                                   ---------
Balance -- December 31, 1997       1,167,604         $ 10.50
                                   =========
Exercisable at December 31, 1997      51,240         $ 10.50
                                   =========
Exercisable at December 31, 1996           -         $     -
                                   =========
Reserved for Future Options        1,332,396
                                   =========

     The weighted-average fair value of options granted during 1997 and 1996 was $5.72 and $9.28, respectively.

     Exercise prices for options outstanding as of December 31, 1997 ranged from $7.8750 to $15.1875. The weighted-average remaining contractual life of those options is 8.92 years.

     On April 3, 1997, the Compensation Committee of the Board of Directors modified the exercise price applicable to outstanding options to purchase 800,282 shares of Common Stock which had been granted under the Stock Incentive Plan of 1996. As a result of such modification, the exercise prices of such options were reduced to $10.50 per share, the average of the high and low reported trading prices of the Common Stock on April 3, 1997.

16.  Fair Value of Financial Instruments
----------------------------------------

     The carrying amounts of the Company's financial instruments approximate the fair values at December 31, 1997 and 1996.

17.  Shareholders' Equity
-------------------------

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

18.  Quarterly Financial Data (Unaudited)
-----------------------------------------

Summarized quarterly financial data for the years ended December 31, 1997 and 1996, appear below:

                                    1st        2nd        3rd       4th
                                  Quarter    Quarter    Quarter    Quarter     Total
                                 ---------  ---------  ---------  ---------  ---------
                                        (in thousands, except per share amounts)
1997
Total revenues                     $24,607    $27,980    $24,271    $25,479   $102,337
Operating expenses <F1>             22,415     24,366     24,168     25,728     96,677
Operating income (loss) <F1>         2,192      3,614        103       (249)     5,660
Net income (loss)  <F1>              1,303      2,120       (268)      (385)     2,770
Net income (loss) per
  common share <F1>, <F2>, <F3>
  Basic and diluted                   $.08       $.14      ($.02)     ($.03)      $.18
Weighted-average number of
common shares outstanding:
  Basic                             15,364     15,365     15,372     15,375     15,369
  Diluted                           15,364     15,432     15,372     15,375     15,428

1996
Total revenues                     $16,717    $19,922    $19,302    $25,055    $80,996
Operating expenses <F4>             15,040     16,419     16,649     24,243     72,351
Operating income <F4>                1,677      3,503      2,653        812      8,645
Net income (loss) <F4>               1,535      1,939      1,741       (595)     4,620
Pro forma net income
  (loss) <F2>, <F4>, <F5>, <F6>        893      1,999      1,741       (595)     4,038
Pro forma net income (loss) per
  common share <F2>, <F3>,
  <F4>, <F5>, <F6>
  Basic and diluted                   $.08       $.15       $.11      ($.04)      $.29
Weighted-average number of
  common shares outstanding:
  Basic                             11,904     13,054     15,356     15,361     13,919
  Diluted                           11,904     13,054     15,356     15,361     13,919


<F1>  Third quarter results of operations include a charge of $1,265,000
      ($1,113,000 after-tax) related to the purchase of the PreciseCare software and a charge of $1,529,000 ($917,000 after-tax) related to the reduction in the carrying value of IntelliCare software development costs. Fourth quarter results of operations include a charge of $890,000 ($534,000 after-tax) related to the reduction in the carrying value of IntelliCare software development costs.
<F2>  Individual quarterly net income (loss) and pro forma net income (loss)
      per common share may not equal the year-end amount due to changes in the number of common shares outstanding during the year.
<F3>  The 1996 and first three quarters of 1997 pro forma net income (loss)
      and net income (loss) per share amounts have been restated to comply with SFAS No. 128, "Earnings Per Share."
<F4>  Fourth quarter results of operations include a $3,252,000 charge related to the Antrim acquisition.
<F5>  The pro forma net income (loss) and pro forma net income (loss) per common share has been computed as if the Company had been subject to federal and all applicable state income taxes.
<F6>  Actual for the third and fourth quarters.


                   SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the five years ended December 31, 1997, should be read in conjunction with "Management's Discussion and Analysis" and the Consolidated Financial Statements and Notes thereto included herein. The balance sheet data as of December 31, 1997, 1996, 1995 and 1994 and the statement of income data for each of the five years in the period ended December 31, 1997 have been derived from the Company's Consolidated Financial Statements, which have been audited (except for pro forma data) by Ernst & Young LLP, independent auditors.
The balance sheet data as of December 31, 1993 has been derived from unaudited financial statements. The pro forma net income per share amounts prior to 1997 have been restated as required to comply with SFAS No. 128, "Earnings Per Share." For further discussion of net income per share and the impact of SFAS No. 128, see Note 1 of Notes to Consolidated Financial Statements.


                                                     Year Ended December 31,
                                         ------------------------------------------------
                                           1997      1996      1995      1994      1993
                                         --------  --------  --------  --------  --------
                                             (in thousands, except per share amounts)
Statement of Income Data:
Revenues:
  System sales                           $ 52,761   $45,059   $32,262   $38,416   $43,142
  Support and service                      49,576    35,937    29,270    24,202    20,317
                                         --------   -------   -------   -------   -------
    Total revenues                        102,337    80,996    61,532    62,618    63,459
                                         --------   -------   -------   -------   -------
Operating expenses:
  Cost of system sales                     26,015    20,056    14,085    16,711    21,820
  Client services                          27,438    18,401    17,764    17,116    16,349
  Research and development                 13,244     9,988     9,040     7,734     6,958
  Sales and marketing                      14,007    10,896     8,734     6,957     6,554
  General and administrative               12,343     9,758     7,068     6,847     6,909
  Capitalized software development
    cost adjustments <F1>                   2,419         -         -         -         -
  Acquired, in-process
    technology <F2>                         1,211     3,252         -         -         -
                                         --------   -------   -------   -------   -------
    Total operating expenses               96,677    72,351    56,691    55,365    58,590
                                         --------   -------   -------   -------   -------
Operating income                            5,660     8,645     4,841     7,253     4,869
Other income (expense):
  Interest income                           1,154     1,345       408       317       163
  Interest expense                         (1,237)   (1,395)   (1,465)   (1,288)     (881)
  Other                                      (316)      (98)       78        23       767
                                         --------   -------   -------   -------   -------
Income before income taxes                  5,261     8,497     3,862     6,305     4,918
Income tax provision:
  Current year operations                   2,491     2,755        73        91        76
  Change in tax status                          -     1,122         -         -         -
                                         --------   -------   -------   -------   -------
Net income                               $  2,770   $ 4,620   $ 3,789   $ 6,214   $ 4,842
                                         ========   =======   =======   =======   =======
Pro forma data (unaudited): <F3>
  Historical income before
    income taxes                         $      -   $ 8,497   $ 3,862   $ 6,305   $ 4,918
  Pro forma income tax provision                -     4,459     1,661     2,711     2,115
                                         --------   -------   -------   -------   -------
  Pro forma net income                   $      -   $ 4,038   $ 2,201   $ 3,594   $ 2,803
                                         ========   =======   =======   =======   =======
Net income per common share: <F3>
  Basic and diluted                          $.18      $.29      $.18      $.30      $.24
                                         ========   =======   =======   =======   =======
Weighted-average number of
  common shares outstanding:
  Basic                                    15,369    13,919    11,904    11,904    11,904
                                         ========   =======   =======   =======   =======
  Diluted                                  15,428    13,919    11,904    11,904    11,904
                                         ========   =======   =======   =======   =======

Balance Sheet Data (at end of period):
Cash and cash equivalents                 $23,692   $31,911   $   352   $ 1,189   $ 1,725
Working capital                            38,090    39,065     3,963     5,078     6,223
Total assets                               94,173    96,911    43,874    42,068    36,992
Long-term debt and obligations under
  capital leases, primarily from
  related party, net of current portion     6,080     5,921     6,396     7,107     4,832
Total shareholders' equity                 59,822    56,767    20,701    21,251    18,658


<F1>  In 1997, the Company charged operations $2,419,000 related to the reduction in the carrying value of IntelliCare software development costs.
<F2>  In 1997, the Company charged operations $1,265,000 for acquired, in-
      process technology in conjunction with the purchase of the PreciseCare software. In 1996, the Company charged operations $3,252,000 for acquired, in-process technology in conjunction with the Antrim acquisition.
<F3>  Pro form data for the years prior to 1997 has been computed as if the
      Company had been subject to federal and all applicable state income taxes.
