Form 10-K405, Exhibit 13
period 1998-12-31
SUNQUEST INFORMATION SYSTEMS INC
filed 1999-03-30
CIK 1011340

                                                            Exhibit 13.1


               SUNQUEST INFORMATION SYSTEMS, INC.
  Table of Contents for Financial Section of 1998 Annual Report



Management's Discussion and Analysis               1

Report of Independent Auditors                    13

Consolidated Financial Statements and Notes       14

Selected Consolidated Financial Data              34

              MANAGEMENT'S DISCUSSION AND ANALYSIS


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

     At December 31, 1998, the Company had an installed customer base of more than 1,140 sites in the United States, Canada, United Kingdom, Mexico, Saudi Arabia, Ireland and Denmark. Total revenues are derived from the licensing of software, the provision of value-added services and the sale of related hardware. To date, the majority of the Company's revenues have been derived from the sale of its laboratory information systems ("LISs") and related hardware, support and services.

     On November 26, 1996, the Company purchased all of the outstanding stock of Antrim Corporation ("Antrim") from Antrim's parent corporation, The Compucare Company, for $5.0 million in cash in a transaction accounted for under the purchase method of accounting. The results of operations of Antrim have been included in the Company's financial statements since the date of acquisition. See Note 1 of Notes to Consolidated Financial Statements.

     On August 29, 1997, MSC Acquisition, Inc., a newly formed subsidiary of the Company, purchased certain inpatient pharmacy software systems comprising the PreciseCare Medication Management System ("PreciseCare") from Medintell Systems Corporation ("Medintell"), for $1.4 million in cash and the assumption of certain obligations and transition costs. MSC Acquisition, Inc. was subsequently renamed "Sunquest Pharmacy Information Systems, Inc." ("Sunquest Pharmacy") and the product was renamed "FlexiMed." The addition of pharmacy systems is an important component in the Company's strategy to be a "best-of-suite vendor" in enterprise clinical departmental systems. See Note 1 of Notes to Consolidated Financial Statements.

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

     During 1997, the Company decided to refocus its technology and development efforts on the integration of its suite of laboratory, radiology and pharmacy systems, the Clinical Event
Manager rules-based alerts system and the Laboratory Data Network system for medical laboratory consortia. The Company reduced the carrying value of IntelliCare software development costs by $2.4 million. The after-tax effect was a reduction to net income of $1.5 million, or $.10 per diluted share. See Note 7 of Notes to Consolidated Financial Statements.

     During the quarter ended June 30, 1998, the Company sold the assets comprising its Managed Care Manager Payor ("MCM") software product line to Monument Systems, Inc. ("Monument") for approximately $1.1 million. Monument assumed the existing contracts and future support of customer installations. The pre-tax gain resulting from the sale, after associated write-offs, was approximately $404,000. The after-tax gain was approximately $238,000, or $.02 per diluted share. The sale of the MCM product line is consistent with the Company's strategy to focus on its clinical suite of products.

     Net income for 1998 and 1997 and pro forma net income for 1996 was $8.3 million, $2.8 million and $4.0 million, respectively. Diluted net income per share was $.54 in 1998 and $.18 in 1997, and pro forma diluted net income per share was $.29 in 1996. The effect of the previously described charges to operations and gain on sale of assets on diluted net income per share follows:

                                        Year Ended December 31,
                                       --------------------------
                                         1998     1997     1996
                                       -------- -------- --------
Diluted net income and pro forma net
  income per share excluding gain on
  sale of assets and charges to
  operations                              $.52   $  .35   $  .52
Gain on sale of assets                     .02        -        -
Acquired, in-process technology, net         -     (.07)    (.23)
  of tax
Capitalized software development
  cost adjustments, net of tax
  provision                                  -     (.10)       -
                                          ----   ------   ------
                                          $.54   $  .18   $  .29
                                          ====   ======   ======

     Revenues from system sales include revenues from software licenses, related hardware, relicensed software and resold software. Revenues from software licenses are generated from contracts that grant the right to use the Company's software products. Hardware revenues are generated from sales of third-party manufactured hardware which is typically sold in conjunction with the Company's software. Revenues from relicensed software and resold software are generated from the Company's licensing and sale of third-party software. Support and service revenues include revenues from installation, training and documentation related to software license revenues, consulting revenues, custom-programming revenues and revenues associated with maintenance and support services.

     The sales cycle for the Company's LISs is typically nine to 18 months from initial contact to contract execution, and depending upon the combination of products purchased and the client's installation schedule, an installation typically takes from eight to 15 months. The sales cycle for the Company's commercial and medical reference laboratory systems is typically six to 12 months, and an installation typically takes from nine to 12 months. Revenues from the software portion of system sales are recognized on the percentage-of-completion method and are determined based upon actual hours incurred related to total estimated installation hours in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," and SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," as amended. Anticipated losses are recorded in the earliest period in which such losses become evident. Revenues from the hardware portion of system sales are recognized upon shipment. Maintenance and support services are provided under multi-year renewable agreements with revenues recognized ratably over the term of the agreement. Fees for other services are recognized as the work is performed or on a percentage-of-completion basis.

     At December 31, 1998, the Company had a total contract backlog of $122.0 million, which consisted of $61.1 million of system sales and $60.9 million of support and services. At December 31, 1997, total contract backlog was $99.5 million, which consisted of $49.3 million of system sales and $50.2 million of support and services. System sales backlog consists of the unearned amounts of signed contracts which have not yet been recognized as revenues. Support and service backlog consists primarily of contracted software support for a period of 12 months. The Company is unable to predict accurately the amount of backlog it expects to fill in any particular period, since it adjusts the timing of installations to accommodate clients' needs and since installations typically require eight to 15 months to complete.

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

     Based on a current assessment, the Company believes that virtually all of the current releases of its products are Year 2000 compliant, and with respect to those that are not, the Company anticipates releasing Year 2000 compliant versions by the end of the first quarter of 1999. The Company plans to release a Year 2000 compliant version of its IntelliCare software in October of 1999 for the one customer using the IntelliCare system. The Company believes that the costs incurred to make its products Year 2000 compliant will be immaterial. The Company plans to have all clients converted to Year 2000 compliant versions of its products by October 1999. Pursuant to contract terms, clients are obligated to cooperate with the Company in the installation of system enhancements, including the current Year 2000 compliant versions. As of December 31, 1998, approximately 94% of the Company's clients were using or installing Year 2000 compliant versions of its products.

     The Company is also assessing the Year 2000 readiness of its third-party suppliers and business partners. Although the Company believes that these third-party suppliers and business partners are taking appropriate action to ensure that their products are, or will be, Year 2000 compliant, failure by such suppliers and business partners to adequately address their Year 2000 readiness could affect the Company's business. The Company continues to review the Year 2000 readiness of its third-party suppliers and business partners.

     Although the Company expects all of its products and systems to be Year 2000 compliant and all clients to have installed Year 2000 compliant versions of its products before December 31, 1999, it cannot predict with complete accuracy the outcome of its Year 2000 program. If its Year 2000 program is not successful or if the systems of suppliers and clients material to the Company fail or malfunction in the Year 2000, the Company's business, financial condition or results of operations may be adversely affected.

     The Company has determined that a portion of software programs developed by other vendors and utilized internally will require upgrades to new versions to properly utilize dates beyond December 31, 1999. After reviewing the plans of these vendors, the Company believes that the upgrades to such software programs will be completed by the fourth quarter of 1999. The cost of Year 2000 compliant software related to systems developed by other vendors and used internally is included in the related software maintenance agreements. The Company believes that consulting costs incurred in accomplishing the installation of Year 2000 compliant software will be immaterial.

     Efforts by clients to address their Year 2000 issues may absorb a significant portion of their information technology budgets in the near term and may cause them to either delay or accelerate the purchase and implementation of new applications and systems. While these purchasing decisions may increase demand for certain of the Company's products and services, including its Year 2000 offerings, it could also decrease demand for other offerings. The outcome of these purchasing decisions could affect the Company's revenues or change its revenue patterns.

Results of Operations

     The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income expressed as a percentage of total revenues.


                                 Year Ended December 31,
                              ----------------------------
                                1998      1997      1996
                              --------  --------  --------
Revenues:
  System sales                  50.1 %    51.6 %    55.6 %
  Support and service           49.9      48.4      44.4
                               -----     -----     -----
    Total revenues             100.0     100.0     100.0
                               -----     -----     -----
Operating expenses:
  Cost of system sales          22.7      25.4      24.8
  Client services               27.3      26.8      22.7
  Research and development      12.7      12.9      12.3
  Sales and marketing           14.5      13.7      13.5
  General and administrative    11.7      12.1      12.0
  Gain on sale of assets        (0.3)        -         -
  Capitalized software
    development cost
    adjustments                    -       2.4         -
  Acquired, in-process
    technology                     -       1.2       4.0
                               -----     -----     -----
    Total operating expenses    88.6      94.5      89.3
                               -----     -----     -----
Operating income                11.4       5.5      10.7
Other income (expense):
  Interest income                1.1       1.1       1.6
  Interest expense              (0.9)     (1.2)     (1.7)
  Other                            -      (0.3)     (0.1)
                               -----     -----     -----
Income before income taxes      11.6       5.1      10.5
Income tax provision:
  Current year operations        4.7       2.4       3.4
  Change in tax status             -         -       1.4
                               -----     -----     -----
Net income                       6.9 %     2.7 %     5.7 %
                               =====     =====     =====

Pro forma data (unaudited):
  Historical income
    before income taxes            - %       - %    10.5 %
  Pro forma income tax
    provision                      -         -       5.5
                               -----     -----     -----
  Pro forma net income             - %       - %     5.0 %
                               =====     =====     =====

Comparison of Years Ended December 31, 1998 and December 31, 1997

     Revenues. The Company's total revenues were $120.8 million in 1998 compared to $102.3 million in 1997, an increase of $18.4 million, or 18.0%. Revenues from system sales were $60.6 million in 1998 compared to $52.8 million in 1997, an increase of $7.8 million, or 14.8%. This increase was attributable to an increase in installations of software and hardware to existing customers. Revenues from support and service were $60.2 million in 1998 compared to $49.6 million in 1997, an increase of $10.7 million, or 21.5%. This increase was primarily attributable to the Company's increased installed customer base and other services for existing customers.

     Cost of System Sales. Cost of system sales includes the costs of computer hardware, relicensed software and resold software purchased from third parties and amortization of previously capitalized software development costs. Cost of system sales was $27.4 million in 1998 compared to $26.0 million in 1997, an increase of $1.4 million, or 5.4%. As a percentage of total revenues, cost of system sales was 22.7% in 1998 compared to 25.4% in 1997. The dollar increase was primarily attributable to an increase in deliveries of resold operating systems. Amortization of previously capitalized software development costs was $3.4 million for 1998 compared to $3.6 million for 1997, a decrease of $255,000, or 7.0%. The decrease in amortization was primarily attributable to the reduction in carrying value of IntelliCare software in 1997 and decreased amortization related to the clinical laboratory product, partially offset by increased amortization of the Company's pharmacy and reference laboratory products.

     Client Services. Client services expenses include salaries and expenses of product installation, support and consulting. Client services expenses were $32.9 million in 1998 compared to $27.4 million in 1997, an increase of $5.5 million, or 20.1%. As a percentage of total revenues, client services expenses were 27.3% in 1998 compared to 26.8% in 1997. The dollar increase in client services expenses was primarily attributable to additional staff and outside consultants dedicated to support and installation of the Company's systems and to providing consulting services to customers.

     Research and Development. Research and development expenses include salaries and expenses related to development and documentation of software systems reduced by capitalized software development costs. Research and development expenses were $15.3 million in 1998 compared to $13.2 million in 1997, an increase of $2.1 million, or 15.6%. As a percentage of total revenues, research and development expenses were 12.7% in 1998 compared to 12.9% in 1997. The dollar increase in research and development expenses was primarily attributable to increased staff dedicated to the development, enhancement and documentation of the Company's clinical laboratory, reference laboratory and pharmacy systems partially offset by decreased expenses and capitalization related to the IntelliCare suite of products and the MCM product line. The Company capitalized $3.1 million of its software development costs in 1998 compared to $3.7 million in 1997, a decrease of $514,000, or 14.0%. The decrease in capitalized software development costs was primarily attributable to the discontinuation of development related to IntelliCare and the MCM software product lines, partially offset by increased capitalization for the clinical laboratory and pharmacy products.

     Sales and Marketing. Sales and marketing expenses include salaries, commissions, advertising, trade show costs, and user group costs related to the sale and marketing of the Company's systems. Sales and marketing expenses were $17.6 million in 1998 compared to $14.0 million in 1997, an increase of $3.5 million, or 25.3%. As a percentage of total revenues, sales and marketing expenses were 14.5% in 1998 compared to 13.7% in 1997. The dollar increase was primarily attributable to increases in commissions resulting from a 21.5% growth in sales bookings in 1998, additional sales staff and related travel costs for new products and the European market.

     General and Administrative. General and administrative expenses include salaries and expenses for the corporate administration, finance, legal, human resources, corporate education, facilities administration, internal systems and internal purchasing departments as well as depreciation, profit sharing, variable executive compensation, insurance and capital lease amortization net of rental credit. General and administrative expenses were $14.2 million in 1998 compared to $12.3 million in 1997, an increase of $1.9 million, or 15.0%. As a percentage of total revenues, general and administrative expenses were 11.7% in 1998 compared to 12.1% in 1997. The dollar increase was primarily attributable to increases related to depreciation expense resulting from additions of property and equipment, additional employees, variable compensation, the addition of Sunquest Pharmacy and contributions to the Company's Profit Sharing Plan partially offset by decreased sales tax accruals.

     Transition Costs. For the year ended December 31, 1998, the Company paid previously accrued transition costs established at the time of the acquisition of Antrim of $1.5 million as compared to $1.9 million paid in 1997. These costs were primarily associated with replacing certain Antrim software products with Sunquest products and employee-related costs. At December 31, 1998, $1.8 million remains accrued for these costs which will substantially cover the remaining transition and be paid during the next operating period. In 1998, the Company also paid transition costs related to the purchase of the PreciseCare pharmacy software systems of $163,000 compared to $217,000 paid in 1997. These costs were primarily employee-related costs and professional services related to the purchase.

     Income Taxes. Income taxes were $5.7 million in 1998 compared to $2.5 million in 1997, an increase of $3.2 million, or 129.6%. This increase was primarily attributable to higher taxable income in 1998 compared to 1997 partially offset by a 6.5% decrease in the Company's effective tax rate. The decrease in the effective tax rate is primarily the result of no acquired, in-process technology being charged to operations during 1998.
At December 31, 1998, the Company had an operating loss for tax purposes of approximately $3.3 million that was generated by Antrim. This amount can be carried forward and used to offset
Antrim's future taxable income. This loss carry forward is subject to limitations as to the amount and timing of its use.
Accordingly, a valuation allowance of $950,000 has been provided.
The minimum amount of future taxable income that would have to be generated by Antrim to realize the loss carry forward of $3.3 million, tax-effected at $1.3 million and net of the $950,000 valuation allowance, would be approximately $840,000. The
Company anticipates that future taxable
income will be sufficient to realize the net operating loss carry forward. See Note 9 of Notes to Consolidated Financial Statements.


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

     Research and Development. Research and development expenses were $13.2 million in 1997 compared to $10.0 million in 1996, an increase of $3.3 million, or 32.6%. As a percentage of total revenues, research and development expenses were 12.9% in 1997 compared to 12.3% in 1996. The dollar increase in research and development expenses was attributable to additional staff dedicated to the development of new releases of the laboratory systems, the addition of Antrim, development costs related to the new pharmacy products and to additional staff dedicated to the evaluation and development of new technologies. The Company capitalized $3.7 million of its software development costs in 1997 compared to $2.8 million in 1996, an increase of $877,000, or 31.5%. This increase in capitalized software development costs was primarily attributable to the addition of Antrim's product lines.

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


Liquidity and Capital Resources

     At December 31, 1998, the Company had cash, cash equivalents and short-term investments of $34.3 million, which consisted of cash of $7.0 million and short-term investments of $27.3 million. This compares to cash and cash equivalents of $23.7 million at December 31, 1997, an increase of $10.6 million. Cash provided by operating activities was $18.8 million, $11.2 million and $6.6 million in 1998, 1997 and 1996, respectively.

     As of December 31, 1998, the Company had net trade receivables of $40.3 million which consisted of $25.0 million in net billed trade receivables and $15.3 million in unbilled trade receivables. See Note 5 of Notes to Consolidated Financial
Statements. At December 31, 1997, the Company had net trade receivables of $36.5 million which consisted of $27.9 million in net billed trade receivables and $8.6 million in unbilled trade receivables. Net trade receivables have increased by $3.8 million since December 31, 1997, with $6.7 million related to the unbilled portion partially offset by a decrease in net billed trade receivables of $2.9 million. The unbilled receivables represent revenue that has been recognized in accordance with the percentage-of-completion accounting method, but which has not yet been billed to customers under contractual milestone billings. The Company believes that this increase in unbilled receivables is primarily a result of increased revenues and the timing of system sales and installations in the year. Generally, the unbilled amounts will be billed and collected within the following twelve months. The Company maintains an allowance for doubtful accounts that it believes is adequate to cover potential credit losses. The average collection period, a rolling twelve-month average, on net billed trade receivables was 69 days at December 31, 1998 compared to 91 days at December 31, 1997. Days sales outstanding ("DSO") was 112 at December 31, 1998 compared to 103 at September 30, 1998 and 129 at December 31, 1997.

     Cash used in investing activities was $34.7 million, $14.8 million and $7.7 million in 1998, 1997 and 1996, respectively. During 1998, purchases of investments totaled $89.6 million and proceeds from the maturity or sale of investments totaled $62.3 million. Capitalized software development costs totaled $4.1 million. Of this amount, $1.0 million was related to the second payment under the Value Added Reseller ("VAR") agreement with Dynamic Healthcare Technologies, Inc. ("Dynamic") for the license of a software program known as CoPath Plus ("CoPath"). CoPath is a computer clinical information system used in surgical pathology, cytology and autopsy. Purchases of property and equipment totaled $2.6 million and consisted primarily of purchases of computers, computer-related equipment, computer software, office equipment and leasehold improvements. Costs related to acquisitions totaled $1.9 million. Of this amount, approximately $1.5 million was related to the payment of previously accrued transition costs established at the time of the acquisition of Antrim and was primarily associated with replacing certain Antrim software products with Sunquest products and employee-related costs. In addition, the Company also paid transition costs related to the purchase of the PreciseCare software of approximately $163,000. These costs were primarily employee-related costs and professional services related to the purchase. The proceeds from the sale of assets consisted of $1.1 million from the sale of the MCM software product line to Monument.

     Cash used in financing activities was $658,000 in 1998 and $4.5 million in 1997. Cash provided by financing activities was $32.5 million in 1996. During 1998, the Company made principal payments on capital leases of $800,000. In addition, the Company issued 18,498 shares of Common Stock with net proceeds of approximately $142,000 in connection with the Employee Stock Purchase Plan.

     At December 31, 1998, working capital was $48.5 million, an increase of $10.4 million from December 31, 1997.

     At December 31, 1998, the Company had a revolving line of credit with a bank allowing the Company to borrow up to $10.0 million. Any borrowings under the line of credit will bear interest at the bank reference rate unless the Company elects a fixed rate or certain variable rates contemplated by the agreement. All outstanding principal and interest under the line of credit is due April 30, 1999 except for any amounts outstanding under standby letters of credit which have a maximum maturity of 365 days. Borrowings under the line of credit are secured by all of the Company's assets. Approximately $440,000 of the line of credit is used to secure letters of credit and is not available for immediate expenditure. There were no borrowings outstanding as of December 31, 1998. See Note 8 of Notes to Consolidated Financial Statements.

     Other than the final payment of $1.0 million due in the first quarter of 1999 related to the VAR agreement with Dynamic, the Company has no significant purchase commitments at this time. The Company continues to be actively involved in identifying and evaluating potential acquisitions, which may result in the future expenditure of funds.

     Management believes that existing cash, cash equivalents, short-term investments, cash available under its revolving line of credit and funds generated from operations will be sufficient to meet operating requirements for at least the next twelve months.

     To date, inflation has not had a material impact on the Company's revenues or income, and the Company does not expect inflation to have a material impact in the foreseeable future.


New Accounting Standards

     In October 1997, the Accounting Standards Executive
Committee ("AcSEC") of the American Institute of Certified Public
Accountants ("AICPA") issued SOP 97-2, "Software Revenue
Recognition." The AcSEC amended this Statement of Position twice during 1998. The Company's revenue recognition policy is in compliance with SOP 97-2, as subsequently amended.

     As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which requires businesses to disclose comprehensive income and its components in general purpose financial statements with reclassification of prior period financial statements. The adoption of SFAS No. 130 had no significant impact on the Company's financial statements.

     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires companies to capitalize qualifying computer software costs incurred during the application development stage. SOP 98-1 is effective for fiscal years beginning after December 15, 1998 and permits early adoption.
The Company adopted SOP 98-1 in the first quarter of 1998. The adoption had no impact on net income, as the Company's policy was materially consistent with the requirements of SOP 98-1.

     As of December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The adoption of SFAS No. 131 had no impact on the Company's disclosure of its historical data.

     Statements of Financial Accounting Standards No. 132,
"Employers' Disclosures about Pensions and Other Postretirement
Benefits," and No. 133, "Accounting for Derivative Instruments and Hedging Activities," currently have no impact on the Company's financial statements.

Forward-Looking Statements

     This report, and other reports and communications to shareholders, contains forward-looking statements, including statements which contain words such as "will," "expects," "believes," "plans," "anticipates" and words of similar impact. Certain risk factors, including but not limited to dependence on LIS products, competition in the marketplace, year 2000 readiness of the Company's products and of other vendors' products utilized by the Company, purchase and installation decisions of customers, pricing decisions of competitors, changes in regulatory requirements, and product status and development risks and uncertainties could cause actual results to differ materially from such forward-looking statements. These and other risks are detailed in the Company's Securities and Exchange Commission filings.

REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Sunquest Information Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Sunquest Information Systems, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunquest Information Systems, Inc. and subsidiaries at December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



                                            /s/ Ernst & Young LLP
                                            ---------------------

Pittsburgh, Pennsylvania
February 5, 1999

               Sunquest Information Systems, Inc.
                   Consolidated Balance Sheets

                                             December 31,
                                        ----------------------
                                          1998          1997
                                        --------      --------
                                   (in thousands, except share data)
                ASSETS
Current assets:
  Cash and cash equivalents               $7,057      $23,692
  Short-term investments                  27,283            -
  Receivables, less allowance for
    doubtful accounts of
    $2,045 in 1998 and $1,952 in 1997     40,302       36,547
  Other receivables                          314          392
  Inventory                                  566          665
  Prepaid expenses and other               1,227        1,109
  Deferred tax assets                      1,473        1,898
                                        --------      -------
      Total current assets                78,222       64,303

Property and equipment, net of
  accumulated depreciation                10,246       11,513
Capital leases from related party, net
  of accumulated amortization              3,304        4,096
Software development costs, net of
  accumulated amortization                11,146       12,252
Other receivables                            114          195
Deferred tax assets                            -          346
Intangibles, net of accumulated
  amortization                             1,136        1,392
Other assets                                  76           76
                                        --------      -------
      Total assets                      $104,244      $94,173
                                        ========      =======

 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                        $3,721       $3,401
  Obligations under capital leases,
    primarily from related party             917          800
  Accrued compensation and related
    taxes                                  4,599        4,523
  Accrued expenses                         6,141        4,957
  Deferred revenue                        13,266       11,519
  Deferred income taxes                      115           13
  Other liabilities                        1,000        1,000
                                        --------      -------
      Total current liabilities           29,759       26,213

Obligations under capital leases,
  primarily from related party             4,163        5,080
Deferred income taxes                      2,128        1,167
Transition costs                               -          891
Other liabilities                              -        1,000
Commitments and contingencies (Note 11)        -            -
Shareholders' equity:
  Preferred stock, 15,000,000 shares
    authorized, no shares issued               -            -
  Common stock, no par value,
    35,000,000 shares authorized,
    15,394,460 and 15,375,962 shares
    issued and outstanding                50,616       50,474
  Retained earnings                       17,692        9,403
  Accumulated other comprehensive loss      (114)         (55)
                                        --------      -------
      Total shareholders' equity          68,194       59,822
                                        --------      -------
          Total liabilities and
            shareholders' equity        $104,244      $94,173
                                        ========      =======

See accompanying notes.

               Sunquest Information Systems, Inc.
   Consolidated Statements of Income and Comprehensive Income


                                        Year Ended December 31,
                                     ----------------------------
                                       1998      1997      1996
                                     --------  --------  --------
                                 (in thousands, except per share data)
Revenues:
  System sales                        $60,549   $52,761   $45,059
  Support and service                  60,226    49,576    35,937
                                     --------  --------   -------
    Total revenues                    120,775   102,337    80,996
                                     --------  --------   -------
Operating expenses:
  Cost of system sales                 27,424    26,015    20,056
  Client services                      32,945    27,438    18,401
  Research and development             15,309    13,244     9,988
  Sales and marketing                  17,556    14,007    10,896
  General and administrative           14,196    12,343     9,758
  Gain on sale of assets                 (404)        -         -
  Capitalized software
    development cost adjustments            -     2,419         -
  Acquired, in-process technology           -     1,211     3,252
                                     --------  --------   -------
    Total operating expenses          107,026    96,677    72,351
                                     --------  --------   -------
Operating income                       13,749     5,660     8,645
Other income (expense):
  Interest income                       1,348     1,154     1,345
  Interest expense                     (1,090)   (1,237)   (1,395)
  Other                                     2      (316)      (98)
                                     --------  --------   -------
Income before income taxes             14,009     5,261     8,497
Income tax provision:
  Current year operations               5,720     2,491     2,755
  Change in tax status                      -         -     1,122
                                     --------  --------   -------
Net income                              8,289     2,770     4,620

Other comprehensive (loss)
  income, net of tax:
  Foreign currency translation            (64)     (148)      111
    adjustment
  Unrealized gain on
    securities available-for-sale           5         -         -
                                     --------  --------   -------
Comprehensive income                   $8,230    $2,622    $4,731
                                     ========  ========   =======

Pro forma data (unaudited):
  Historical income before
    income taxes                       $    -    $    -    $8,497
  Pro forma income tax
    provision                               -         -     4,459
                                     --------  --------   -------
  Pro forma net income                 $    -    $    -    $4,038
                                     ========  ========   =======

Net income per common share:
  Basic and diluted                      $.54      $.18      $.29
                                     ========  ========   =======

Weighted-average number of
  common shares outstanding:
  Basic                                15,383    15,369    13,919
                                     ========  ========   =======
  Diluted                              15,404    15,428    13,919
                                     ========  ========   =======

See accompanying notes.

                                       Sunquest Information Systems, Inc.
                                Consolidated Statements of Shareholders' Equity

                                                                                             Accumulated
                                                                                                Other        Total
                               Common Stock          Common Stock      Total Share Retained Comprehensive Shareholders'
                             Shares     Amount     Shares      Amount    Capital   Earnings (Loss) Income    Equity
                           ---------- ---------- ---------- ---------- ----------- -------- ------------- -------------
                                                         (in thousands, except share data)
Balance at
 December 31, 1995         11,904,000  $      57          3      $   -       $  17 $ 20,645        $  (18)     $ 20,701
 S corporation
  distributions                     -          -          -          -           -  (18,931)            -       (18,931)
 Issuance of common
   stock through public
   offering, net            3,450,000     50,146          -          -           -        -             -        50,146
 Transfer of outstanding
   stock of Sunquest Europa
   Limited and Sunquest
   Germany GmbH to the
   Company as a capital
   contribution                     -         17         (3)         -         (17)       -             -             -
 Issuance of common stock
   through Employee Stock
   Purchase Plan                8,587        120          -          -           -        -             -           120
 Foreign currency
   translation adjustment           -          -          -          -           -        -           111           111
 Net income                         -          -          -          -           -    4,620             -         4,620
                           ----------   --------    -------     ------       ----- --------        ------      --------
Balance at
 December 31, 1996         15,362,587     50,340          -          -           -    6,334            93        56,767
 S corporation
   distribution adjustment          -          -          -          -           -      299             -           299
 Issuance of common stock
   through Employee Stock
   Purchase Plan, net          13,375        134          -          -           -        -             -           134
 Foreign currency
   translation adjustment           -          -          -          -           -        -          (148)         (148)
 Net income                         -          -          -          -           -    2,770             -         2,770
                           ----------   --------    -------     ------       ----- --------        ------      --------
Balance at
 December 31, 1997         15,375,962     50,474          -          -           -    9,403           (55)       59,822
 Issuance of common stock
   through Employee Stock
   Purchase Plan, net          18,498        142          -          -           -        -             -           142
 Foreign currency
   translation adjustment           -          -          -          -           -        -           (64)          (64)
 Net change in unrealized
   gain on securities
   available-for-sale               -          -          -          -           -        -             5             5
 Net income                         -          -          -          -           -    8,289             -         8,289
                           ----------   --------    -------     ------       ----- --------        ------      --------
Balance at
 December 31, 1998         15,394,460   $ 50,616          -      $   -       $   - $ 17,692         $(114)     $ 68,194
                           ==========   ========    =======     ======       ===== ========        ======      ========

See accompanying notes.

               Sunquest Information Systems, Inc.
              Consolidated Statements of Cash Flows


                                                      Year Ended December 31,
                                                    ----------------------------
                                                      1998      1997      1996
                                                    --------  --------  --------
                                                           (in thousands)
Cash flows from operating activities:
  Net income                                          $8,289    $2,770    $4,620
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                      8,108     7,773     5,077
    Capitalized software development
      cost adjustments                                     -     2,419         -
    Acquired, in-process technology                        -     1,211     3,252
    Loss on disposition of equipment                       -        10       102
    Bad debt expense                                     670     1,125       506
    Deferred revenue                                   1,811      (395)    1,627
    Deferred income taxes                              1,830     1,087       347
    Gain on sale of assets                              (404)        -         -
  Changes in operating assets and
    liabilities, net of acquisitions:
    Receivables                                       (4,831)   (6,822)   (9,860)
    Inventory                                             27     1,178      (107)
    Prepaid expenses and other                          (118)     (118)      (48)
    Other assets                                         159     1,347      (107)
    Accounts payable                                     320       568      (245)
    Accrued compensation and related taxes                76      (160)    1,007
    Other accrued expenses                             2,896      (771)      463
                                                     -------   -------   -------
        Net cash provided by operating activities     18,833    11,222     6,634
                                                     -------   -------   -------

Cash flows from investing activities:
  Acquisition of Antrim Corporation,
    net of cash acquired                                   -        13    (4,493)
  Purchase of PreciseCare Pharmacy System                  -    (1,410)        -
  Repayment of notes receivable to related party           -         -     3,271
  Purchase of property and equipment                  (2,559)   (4,931)   (3,701)
  Costs related to acquisitions                       (1,894)   (3,103)        -
  Capitalized software development costs              (4,148)   (5,412)   (2,785)
  Purchase of investments                            (89,594)        -         -
  Proceeds from sale or maturity of investments       62,319         -         -
  Proceeds from sale of assets                         1,130         -         -
                                                     -------   -------   -------
        Net cash used in investing activities        (34,746)  (14,843)   (7,708)
                                                     -------   -------   -------

Cash flows from financing activities:
  Net repayments on line of credit                         -         -    (1,900)
  Principal payments on debt                               -      (289)     (297)
  Principal payments on capitalized leases,
    primarily from related party                        (800)     (694)     (516)
  Net proceeds from issuance of stock                    142       134    50,266
  S corporation distribution                               -    (3,601)  (15,031)
                                                     -------   -------   -------
        Net cash (used in) provided
          by financing activities                       (658)   (4,450)   32,522
                                                     -------   -------   -------
Foreign currency translation adjustment                  (64)     (148)      111
                                                     -------   -------   -------
        Net (decrease) increase in
          cash and cash equivalents                  (16,635)   (8,219)   31,559
Cash and cash equivalents at beginning of year        23,692    31,911       352
                                                     -------   -------   -------
Cash and cash equivalents at end of year              $7,057   $23,692   $31,911
                                                     =======   =======   =======

Supplemental disclosure of cash flow information:
  Cash paid for income taxes                          $2,550    $2,325    $3,306
  Cash paid for interest                              $   15    $   53    $   92

Supplemental disclosure of non cash investing and
  financing activities:
  Disposal of property and equipment                  $3,768    $2,543    $1,206
  Debt related to Dynamic Agreement                   $    -    $2,000    $    -
  Capitalized software development cost adjustments   $    -    $3,542    $    -
  Dividend declared but not paid                      $    -    $    -    $3,900


See accompanying notes.

               SUNQUEST INFORMATION SYSTEMS,  INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1998

1.   Significant Accounting Policies
------------------------------------

     Nature of Business

     Sunquest Information Systems, Inc. ("the Company") designs, develops, markets, installs and supports health care information systems for large and mid-sized hospitals, clinics and other health care facilities in the United States, Canada, United Kingdom, Mexico, Saudi Arabia, Ireland and Denmark. Total revenues are derived from the licensing of software, the provision of value-added services and the sale of related hardware. To date, the Company has derived the majority of its revenues from sales of laboratory information systems ("LISs") and related implementation and support services in the United States. The Company expects that it will continue to derive a significant portion of its total revenues for the foreseeable future from sales of LISs and related implementation and support services.

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

     Revenue Recognition

     Revenues for the proprietary software, training and installation portion of system sales are recognized using the percentage-of-completion method and are determined based upon actual hours incurred related to total estimated installation hours in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," and SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," as amended. Anticipated losses are recorded in the earliest period in which such losses become evident.

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

      Investment Securities

     The Company accounts for investment securities based on Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS No. 115"). SFAS No. 115 provides the accounting and reporting requirements for investments in securities that have readily determinable fair values and for all investments in debt securities. At December 31, 1998, all of the Company's investments in debt securities have been classified as available-for-sale securities. Available-for-sale securities are carried at fair value with net unrealized gains and losses on such securities, net of tax, reported as a component of shareholders' equity and associated changes as an element of comprehensive income. See Note 3 of Notes to Consolidated Financial Statements.

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

     Income Taxes

     The Company elected on January 1, 1990 to be taxed under Subchapter S of the Internal Revenue Code of 1986, as amended, and was treated as an S corporation in states where Sunquest was qualified to do business. As an S corporation, the Company's shareholders were responsible for any federal and state income taxes resulting from the Company's taxable income.

     Accordingly, the 1996 financial statements prior to the initial public offering effective date do not include a provision for federal or certain state income taxes. The unaudited pro forma income tax provision for 1996 represents federal and the additional state income tax expense that would have been required had the Company not made the S corporation election at an estimated 43% tax rate. The S corporation election was terminated on May 30, 1996. This change in tax status, which transpired just prior to the initial public offering of the Company's stock in the second quarter of 1996, resulted in the Company recording a $1,122,000 tax provision for deferred taxes associated with previously untaxed temporary differences.

      Intangibles/Acquisitions

     Certain intangible assets were acquired in connection with the purchase of the PreciseCare software and the acquisition of Antrim. These acquisitions were accounted for as purchases. Total consideration for PreciseCare and Antrim was $1,410,000 and $5,000,000, respectively, plus assumed obligations in both acquisitions. These assets include in-process technology related to the purchase of the PreciseCare software and the Antrim acquisition, and assembled work force, trademark and trade names and customer-related intangibles related to the Antrim acquisition. The in-process technology acquired of $1,265,000, or $.07 per diluted share, related to the purchase of the PreciseCare software in the third quarter of 1997 and the in-process technology acquired of $3,252,000, or $.23 per diluted share, related to the Antrim acquisition in the fourth quarter of 1996 were charged to operations as the underlying products had not reached technological feasibility. The remaining intangible assets related to the Antrim acquisition are being amortized over their remaining useful lives of five and seven years. Amortization expense related to these intangibles for the years ended December 31, 1998, 1997 and 1996 was $256,000, $266,000 and
$29,000, respectively, and accumulated amortization was $551,000, $295,000 and $29,000, respectively.

     The following unaudited pro forma data presents the results of operations as if the Antrim acquisition had occurred on January 1, 1996. This summary is provided for information purposes only and does not necessarily reflect the actual results that would have occurred had the acquisition been made on that date or of results that may occur in the future.

                                        1996
                                   --------------
                                   (in thousands)
Total revenues                        $96,152
Net income                              1,799
Pro forma net income                    1,217
Pro forma basic and diluted net           .09
income per share

      Stock-Based Compensation

     In 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 permits the Company to continue accounting for stock-based compensation as set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25 and has provided the required pro forma disclosures. See Note 13 of Notes to Consolidated Financial Statements.

      Impact of Recently Issued Accounting Standards

     In October 1997, the Accounting Standards Executive
Committee ("AcSEC") of the American Institute of Certified Public Accountants issued SOP 97-2, "Software Revenue Recognition." The AcSEC amended this Statement of Position twice during 1998. The Company's revenue recognition policy is in compliance with SOP 97-2, as subsequently amended.

     As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which requires businesses to disclose comprehensive income and its components in general purpose financial statements with reclassification of prior period financial statements. The adoption of SFAS No. 130 had no significant impact on the Company's financial statements.

     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of
Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires companies to capitalize qualifying computer software costs incurred during the application development stage. SOP 98-1 is effective for fiscal years beginning after December 15, 1998 and permits early adoption. The Company adopted SOP 98-1 in the first quarter of

1998. The adoption had no impact on net income, as the Company's policy was materially consistent with the requirements of SOP 98-1.

     As of December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The adoption of SFAS No. 131 had no impact on the Company's disclosure of its historical data.

     Statements of Financial Accounting Standards No. 132,
"Employers' Disclosures about Pensions and Other Postretirement
Benefits," and No. 133, "Accounting for Derivative Instruments and Hedging Activities," currently have no impact on the Company's financial statements.


2.   Initial Public Offering
----------------------------

     On June 10, 1996, the Company completed its initial offering of stock to the public. A total of 3,450,000 shares of Common
Stock were sold for net proceeds to the Company of approximately
$50,146,000, after deducting expenses of the offering of approximately $1,190,000 and underwriters' discounts and commissions of approximately $3,864,000. Distributions of previously taxed S corporation earnings of $15,031,000 and $3,601,000 were made in 1996 and 1997, respectively, in connection with going public.


3.   Investments
----------------

     The following is a summary of securities available-for-sale at December 31, 1998:

                                          Gross
                                       Unrealized    Estimated
                            Cost          Gain       Fair Value
                          ---------  --------------  ----------
                                    (in thousands)
Tax-exempt Municipals       $20,269          $    8     $20,277
Short-term Demand Notes       7,006               -       7,006
                            -------          ------     -------
  Total                     $27,275          $    8     $27,283
                            =======          ======     =======

     At December 31, 1998, unrealized gains totaled $8,413 and are reflected, net of tax, in shareholders' equity and comprehensive income.

     The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are shown below.

                                       Estimated
                         Cost          Fair Value
                       --------        ----------
                            (in thousands)
Within one year         $ 9,175           $ 9,183
One to five years         2,400             2,400
Five to ten years         4,000             4,000
Over ten years           11,700            11,700
                        -------           -------
  Total                 $27,275           $27,283
                        =======           =======


4.   Net Income Per Share
-------------------------

     The following table sets forth the computation of basic and diluted net income per share:

                                           Year Ended December 31,
                                   ---------------------------------------
                                      1998          1997           1996
Numerator for basic and            ----------    ----------     ----------
  diluted net income per share:
  Net income and pro
  forma net income                 $8,289,000    $2,770,000     $4,038,000
                                   ==========    ==========     ==========

Denominator:
Denominator for basic net
  income and pro forma net
  income per share --
  weighted-average shares          15,382,508    15,368,771     13,918,693
Effect of diluted securities:
  Stock options                        21,950        59,553            116
                                   ----------    ----------     ----------
Denominator for diluted
  net income and pro forma
  net income per share --
  adjusted weighted-
  average shares                   15,404,458    15,428,324     13,918,809
                                   ==========    ==========     ==========

Basic net income and pro
  forma net income per share             $.54          $.18           $.29
                                         ====          ====           ====
Diluted net income and pro
  forma net income per share             $.54          $.18           $.29
                                         ====          ====           ====


     Options to purchase 920,473, 22,775 and 707,454 shares of common stock were outstanding at December 31, 1998, 1997 and 1996, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

5.   Receivables
----------------

     Receivables consist of the following:

                                     December 31,
                                  ------------------
                                    1998      1997
                                  --------  --------
                                    (in thousands)
Billed receivables                 $27,062   $29,900
Unbilled receivables                15,285     8,599
                                   -------   -------
                                    42,347    38,499
Allowance for doubtful accounts     (2,045)   (1,952)
                                   -------   -------
  Total receivables                $40,302   $36,547
                                   =======   =======


     Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms.

     Substantially all receivables are derived from sales and related support and maintenance of the Company's clinical information systems to health care providers located throughout the United States and in certain foreign countries. Included in receivables at December 31, 1998 and 1997 are amounts due from European health care providers of approximately $1,478,000 and $1,586,000, respectively. Total revenues include European revenues of $1,312,000 and $1,612,000 for the years ended December 31, 1998 and 1997, respectively.

     Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required.
The provision for bad debt expense recognized in 1998, 1997 and 1996 was $670,000, $1,125,000 and $506,000, respectively. During
1998, 1997 and 1996, $577,000, $2,616,000 and $185,000,
respectively, of receivables were charged against the allowance.

     The substantial charge against the allowance in 1997 was primarily due to writing off Antrim's receivables that had been reduced by a valuation reserve at the time of the acquisition.

6.  Property and Equipment
--------------------------

     Property and equipment consist of the following:

                                          December 31,
                                      -------------------
                                        1998       1997
                                      --------   --------
                                         (in thousands)
Building                               $ 2,000    $ 2,000
Land                                       257        257
Computers and software                   9,355     10,536
Furniture and fixtures                   1,379      1,815
Leasehold improvements                   3,865      3,610
Other equipment and vehicles               262        286
                                       -------    -------
                                        17,118     18,504
Accumulated depreciation                (6,872)    (6,991)
                                       -------    -------
  Total property and equipment, net    $10,246    $11,513
                                       =======    =======

     Depreciation expense for the years ended December 31, 1998, 1997 and 1996 was approximately $3,605,000, $3,005,000 and
$2,059,000, respectively.


7.  Capitalized Software Development Costs
------------------------------------------

     During the years ended December 31, 1998, 1997 and 1996, the Company capitalized $3,148,000, $3,662,000 and $2,785,000, respectively, of total software development costs of $18,457,000, $16,906,000 and $12,773,000, respectively. Amortization expense related to capitalized software development costs for the years ended December 31, 1998, 1997 and 1996 was $3,364,000, $3,619,000
and $2,188,000, respectively, and accumulated amortization was $16,350,000, $13,105,000 and $10,609,000, respectively.

     During the third and fourth quarters of 1997, the Company reduced the carrying value of IntelliCare software development costs by $1,529,000 and $890,000, respectively. The third quarter adjustment was related to certain modules incorporated into the Company's IntelliCare suite of products that had not generated sufficient sales to justify continued capitalization. The fourth quarter adjustment was related to the Company's decision to discontinue the sale of the IntelliCare suite of products as an enterprise-wide computerized patient record solution and to discontinue the development of a nurse clinical documentation system. The after-tax effect of both the third and fourth quarter charges to operations was a reduction to net income of $1,451,000, or $.10 per diluted share.

8.  Line of Credit
------------------

     On December 30, 1997, the Company entered into a $10,000,000 line of credit agreement with the Bank of America National Trust and Savings Association ("Bank of America"). Unless the Company elects one of the optional interest rates (the "Optional Rates"), the interest rate is the reference rate as announced from time to time by the Bank of America (the "Bank of America Rate").

     At December 31, 1998, the Optional Rates and the Bank of America Rate ranged from 6.213% to 7.750%. All outstanding principal and interest under the line of credit are due April 30, 1999 except for any amounts under the line of credit outstanding under financing standby letters of credit which have a maximum maturity of 365 days. Amounts borrowed under the line of credit are secured by all of the Company's assets. Approximately $440,000 of the line of credit is used to secure letters of credit and is not available for immediate expenditure. The amount of letters of credit outstanding at any one time may not exceed $5,000,000.

     The line of credit contains requirements as to minimum levels of working capital, net worth and cash flow and places certain restrictions on new debt, acquisitions, capital expenditures and loans to related parties. The agreement prohibits the payment of any capital distributions or dividends.

     There were no borrowings outstanding as of December 31, 1998 and 1997 under the line of credit.


9.  Income Taxes
----------------

     The provision for income taxes, reconciliation of income tax expense and components of deferred tax assets and liabilities are set forth below.

     Provision for Income Taxes

                                        Year Ended December 31,
                                      ----------------------------
                                        1998      1997      1996
                                      --------  --------  --------
                                             (in thousands)
Current tax expense:
  Federal                               $3,223    $1,107    $1,928
  State                                    813       297       480
                                        ------    ------    ------
      Total current tax expense          4,036     1,404     2,408
                                        ------    ------    ------
Deferred tax expense:
  Federal                                1,449     1,057       211
  State                                    235        30       136
  Change in tax status                       -         -     1,122
                                        ------    ------    ------
      Total deferred tax expense         1,684     1,087     1,469
                                        ------    ------    ------
      Total income tax expense          $5,720    $2,491    $3,877
                                        ======    ======    ======

     Reconciliation of Income Tax Expense

                                          Year Ended December 31,
                                       ----------------------------
                                         1998      1997      1996
                                       --------  --------  --------
                                              (in thousands)
Income tax provision at the
  statutory rate                         $4,763    $1,871    $2,974
Increases (decreases):
  State income taxes                        647       185       680
  Foreign taxes                             105         -         -
  Deferred taxes attributable to
    conversion from S corporation             -         -     1,122
  Acquired, in-process technology             -       500     1,138
  Taxes absorbed by the shareholders
     of the Company prior to
     conversion from S corporation            -         -    (1,725)
  Other                                     205       (65)     (312)
                                         ------    ------    ------
        Total income tax expense         $5,720    $2,491    $3,877
                                         ======    ======    ======


     Components of Deferred Tax Assets and Liabilities

                                                December 31,
                                            --------------------
                                              1998        1997
                                            --------    --------
                                               (in thousands)
Deferred tax assets:
  Net operating loss carry forwards acquired  $1,282      $1,389
  Transition costs accruals                      840       1,238
  Capital leases                                 673         867
  Vacation and compensation accruals             570         754
  Bad debt allowance                             663         737
  Deferred revenue                               195         437
  Accrued expenses                                25          29
  Other                                          693         582
                                              ------      ------
      Total deferred tax assets                4,941       6,033
                                              ------      ------
Deferred tax liabilities:
   Book basis in excess of tax basis:
    Software development                       3,732       3,308
    Acquired intangibles                         438         527
    Fixed assets                                 493         184
    Other                                         98           -
                                              ------      ------
      Total deferred tax liabilities           4,761       4,019
                                              ------      ------
Less: valuation allowance                       (950)       (950)
                                              ------      ------
      Net deferred tax (liabilities) assets    ($770)     $1,064
                                              ======      ======

     The Company has net operating losses of approximately $3,300,000 that were generated by Antrim. This amount can be carried forward and used to offset Antrim's future taxable income. The loss carry forward is subject to limitations as to the amount and timing of its use. Accordingly, a valuation allowance of $950,000 has been provided. The minimum amount of future taxable income that would have to be generated by Antrim to realize the loss carry forward of $3,300,000, tax-effected at $1,282,000 and net of the $950,000 valuation allowance, would be approximately $840,000. The valuation allowance will be treated as a reduction to goodwill and other Antrim intangibles in the event the full benefit of the net operating loss is realized. The net operating loss carry forward will expire in the years 2010 and 2011.


10.  Leases
-----------

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

     Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1998:

                                  Capital      Operating
                                  Leases        Leases
                                -----------  -------------
                                      (in thousands)
1999                                $2,099         $1,144
2000                                 2,066            902
2001                                 2,066            435
2002                                 1,378            100
2003                                   885            108
Thereafter                             295              -
                                    ------         ------
Total minimum lease payments         8,789         $2,689
                                                   ======
Amounts representing interest        3,709
                                    ------
  Present value of net minimum
    lease payments (including
    current portion of $917)        $5,080
                                    ======

     At December 31, 1998, aggregate future minimum rental payments to be received under noncancelable leases and subleases were approximately $1,210,000.

     Rental expense for the years ended December 31, 1998, 1997 and 1996 was approximately $1,227,000, $1,158,000 and $474,000, respectively.


11.  Commitments and Contingencies
----------------------------------

     The Company has granted liens on all of its assets to a vendor to secure amounts due for purchases of hardware and other equipment.


12.  Related Party Transactions
-------------------------------

     During 1996, the Company received management fees from an affiliate of $240,000. In December 1996, the affiliate sold its assets and discontinued business. The Company did not receive any management fees from this affiliate during 1998 and 1997.

     As of September 1, 1995, the Company purchased land and a building from related parties for $380,000. The purchase was financed through the issuance of a 7.0% demand note to the affiliate from whom the related parties had borrowed the money to purchase the property. This note was paid in full in March 1996.


13.  Employee Benefit Plans
---------------------------

     Profit Sharing Plan

     The Company has a Profit Sharing Plan covering substantially all of its employees. Under provisions of the plan, participants may contribute up to 12% of their eligible compensation to the plan and the Company can make discretionary contributions to the plan. Effective January 1, 1998, the Company began matching 100% of up to the first 3% of employee contributions and the vesting period was reduced from five years to three years. Matching contributions were $912,000 in 1998. The Company incurred expenses of approximately $704,000 and $729,000 for the years ended December 31, 1997 and 1996, respectively, related to this plan.

     Employee Stock Purchase Plan

     The Employee Stock Purchase Plan authorizes the sale of up to 450,000 shares of Common Stock to substantially all employees of the Company and its subsidiaries. Offerings under the plan commence on the first day of each calendar quarter and end on the last day of the same calendar quarter at a purchase price that is equal to 90% of the last sale price of the Common Stock, as reported on the National Association of Security Dealers, Inc. Automated Quotation System ("Nasdaq"), on the commencement date of the offering. During 1998, 1997 and 1996, 18,498, 13,375 and
8,587 shares, respectively, of Common Stock were issued under the plan for net proceeds to the Company of $142,000, $134,000 and $120,000, respectively. The weighted-average fair value of shares sold under the Employee Stock Purchase Plan was

$2.08 in 1998, $2.79 in 1997 and $4.03 in 1996.  These fair values were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rate of 5.06%, 5.00% and 5.00%;
dividend yield of 0%; volatility factor of the expected market price of the Company's Common Stock of .62, .62 and .79; and a weighted-average expected life of the options of .25 years.

     Stock Incentive Plan

     The Stock Incentive Plan of 1996, as amended, authorizes the issuance of up to 3,800,000 shares of Common Stock pursuant to stock options or other awards granted to employees and other eligible persons at prices not less than the fair market value of the stock at the date of grant. All options granted have ten-year terms and become exercisable as specified in the stock option agreements. The plan will expire in March 2006.

     The Company has complied with the pro forma requirements of SFAS No. 123 for those companies which choose not to account for the effects of stock-based compensation in the financial statements under SFAS No. 123. The fair value of these options was estimated at the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rate of 5.24%, 6.54% and 6.52%; dividend yield of 0%; volatility factor of the expected market price of the Company's Common Stock of .64, .61 and .62; and a weighted-average expected life of the options of 4.3, 4.1 and 4.9 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's options under the Employee Stock Purchase Plan and the Stock Incentive Plan of 1996, as amended, have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes option valuation model does not necessarily provide a reliable measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

                                       Year Ended December 31,
                                     ----------------------------
                                       1998      1997      1996
                                     --------  --------  --------
                                 (in  thousands, except per share data)
Net income - as reported               $8,289    $2,770    $4,038
Pro forma net income                    7,105     1,393     3,469
Net income per share - as reported:
  Basic and diluted                       .54       .18       .29
Pro forma net income per share:
  Basic and diluted                       .46       .09       .25


     A summary of the Company's stock option activity and related information for the years ended December 31, 1998, 1997 and 1996 follows:

                                                Weighted-Average
                                    Options      Exercise Price
                                  -----------   ----------------
Balance - December 31, 1995                 -        $     -
Granted                               821,217        $ 15.95
Exercised                                   -        $     -
Forfeited                             (77,656)       $ 16.00
                                   ----------
Balance - December 31, 1996           743,561        $ 15.95
Granted                             1,409,593        $ 10.85
Exercised                                   -        $     -
Forfeited                            (985,550)       $ 15.11
                                   ----------
Balance - December  31, 1997        1,167,604        $ 10.50
Granted                               303,760        $ 10.42
Exercised                                   -        $     -
Forfeited                            (320,731)       $ 10.71
                                   ----------
Balance - December  31, 1998        1,150,633        $ 10.42
                                   ==========
Exercisable at December 31, 1998      284,201        $ 10.12
                                   ==========
Exercisable at December 31, 1997       51,240        $ 10.50
                                   ==========
Exercisable at December 31, 1996            -        $     -
                                   ==========
Reserved for Future Options         2,649,367
                                   ==========

     The weighted-average fair value of options granted during 1998, 1997 and 1996 was $5.67, $5.72 and $9.28, respectively.

     Exercise prices for options outstanding as of December 31, 1998 ranged from $7.1875 to $15.1875. The weighted-average remaining contractual life of those options is 8.25 years.

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


14.  Fair Value of Financial Instruments
----------------------------------------

     The carrying amounts of the Company's financial instruments approximate the fair values at December 31, 1998 and 1997.

15.  Quarterly Financial Data (Unaudited)
------------------------------------------

Summarized quarterly financial data for the years ended December 31, 1998 and 1997, appear below:

                                  1st      2nd      3rd      4th
                                Quarter  Quarter  Quarter  Quarter    Total
                                -------  -------  -------  -------  --------
                                  (in thousands, except per share amounts)
1998
Total revenues                  $28,614  $27,697  $32,200  $32,264  $120,775
Operating expenses <F1>          26,936   24,888   28,098   27,104   107,026
Operating income <F1>             1,678    2,809    4,102    5,160    13,749
Net income <F1>                     927    1,790    2,438    3,134     8,289
Net income per common share <F1>
  Basic and diluted                $.06     $.12     $.16     $.20      $.54
Weighted-average number of
  common shares outstanding:
  Basic                          15,376   15,381   15,385   15,389    15,383
  Diluted                        15,394   15,393   15,401   15,429    15,404

1997
Total revenues                  $24,607  $27,980  $24,271  $25,479  $102,337
Operating expenses <F2>          22,415   24,366   24,168   25,728    96,677
Operating income (loss) <F2>      2,192    3,614      103     (249)    5,660
Net income (loss) <F2>            1,303    2,120     (268)    (385)    2,770
Net income (loss) per common
  share <F2>, <F3>
  Basic and diluted                $.08     $.14    ($.02)   ($.03)     $.18
Weighted-average number of
  common shares outstanding:
  Basic                          15,364   15,365   15,372   15,375    15,369
  Diluted                        15,364   15,432   15,372   15,375    15,428


[FN]
<F1>  During the second quarter, the Company sold the assets comprising its
      Managed Care Manager Payor software product line to Monument Systems, Inc. for approximately $1.1 million. The pre-tax gain resulting from the sale, after associated write-offs, was approximately $404,000. The after-tax gain was approximately $238,000, or $.02 per diluted share.
<F2>  Third quarter results of operations include a charge of $1,265,000
      ($1,113,000 after-tax, or $.07 per diluted share) related to the purchase of the PreciseCare software and a charge of $1,529,000 ($917,000 after-tax, or $.06 per diluted share) related to the reduction in the carrying value of IntelliCare software development costs. Fourth quarter results of operations include a charge of $890,000 ($534,000 after-tax, or $.04 per diluted share) related to the reduction in the carrying value of IntelliCare software development costs.
<F3>  Individual quarterly net income (loss) per common share may not equal the year-end amount due to changes in the number of common shares outstanding during the year.


                   SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the five years ended December 31, 1998, should be read in conjunction with "Management's Discussion and Analysis" and the Consolidated Financial Statements and Notes thereto included herein. The balance sheet data as of December 31, 1998, 1997, 1996, 1995 and 1994 and the statement of income data for each of the five years in the period ended December 31, 1998 have been derived from the Company's Consolidated Financial Statements, which have been audited (except for pro forma data) by Ernst & Young LLP, independent auditors.


                                                       Year Ended December 31,
                                          ------------------------------------------------
                                            1998      1997      1996      1995      1994
                                          --------  --------  --------  --------  --------
                                              (in thousands, except per share amounts)
Statement of Income Data:
Revenues:
  System sales                             $60,549   $52,761   $45,059   $32,262   $38,416
  Support and service                       60,226    49,576    35,937    29,270    24,202
                                           -------   -------   -------   -------   -------
    Total revenues                         120,775   102,337    80,996    61,532    62,618
                                           -------   -------   -------   -------   -------
Operating expenses:
  Cost of system sales                      27,424    26,015    20,056    14,085    16,711
  Client services                           32,945    27,438    18,401    17,764    17,116
  Research and development                  15,309    13,244     9,988     9,040     7,734
  Sales and marketing                       17,556    14,007    10,896     8,734     6,957
  General and administrative                14,196    12,343     9,758     7,068     6,847
  Gain on sale of assets <F1>                 (404)        -         -         -         -
  Capitalized software development
    cost adjustments <F2>                        -     2,419         -         -         -
  Acquired, in-process
    technology <F3>                              -     1,211     3,252         -         -
                                           -------   -------   -------   -------   -------
    Total operating expenses               107,026    96,677    72,351    56,691    55,365
                                           -------   -------   -------   -------   -------
Operating income                            13,749     5,660     8,645     4,841     7,253
Other income (expense):
  Interest income                            1,348     1,154     1,345       408       317
  Interest expense                          (1,090)   (1,237)   (1,395)   (1,465)   (1,288)
  Other                                          2      (316)      (98)       78        23
                                           -------   -------   -------   -------   -------
Income before income taxes                  14,009     5,261     8,497     3,862     6,305
Income tax provision:
  Current year operations                    5,720     2,491     2,755        73        91
  Change in tax status                           -         -     1,122         -         -
                                           -------   -------   -------   -------   -------
Net income                                  $8,289    $2,770    $4,620    $3,789    $6,214
                                           =======   =======   =======   =======   =======

Pro forma data (unaudited): <F4>
  Historical income before income taxes     $    -    $    -    $8,497    $3,862    $6,305
  Pro forma income tax provision                 -         -     4,459     1,661     2,711
                                           -------   -------   -------   -------   -------
  Pro forma net income                      $    -    $    -    $4,038    $2,201    $3,594
                                           =======   =======   =======   =======   =======

Net income per common share: <F4>
  Basic and diluted                           $.54      $.18      $.29      $.18      $.30
                                           =======   =======   =======   =======   =======
Weighted-average number of common
  shares outstanding:
  Basic                                     15,383    15,369    13,919    11,904    11,904
                                           =======   =======   =======   =======   =======
  Diluted                                   15,404    15,428    13,919    11,904    11,904
                                           =======   =======   =======   =======   =======

Balance Sheet Data (at end of period):
Cash and cash equivalents                   $7,057   $23,692   $31,911      $352    $1,189
Short-term investments                      27,283         -         -         -         -
Working capital                             48,463    38,090    39,065     3,963     5,078
Total assets                               104,244    94,173    96,911    43,874    42,068
Long-term debt and obligations under
  capital leases, primarily from
  related party, net of current portion      4,163     6,080     5,921     6,396     7,107
Total shareholders' equity                  68,194    59,822    56,767    20,701    21,251


[FN]
<F1> In 1998, the Company sold the assets comprising its Managed Care
     Manager Payor software product line to Monument Systems, Inc. for approximately $1.1 million. The pre-tax gain resulting from the sale, after associated write-offs, was approximately $404,000. The after-tax gain was approximately $238,000, or $.02 per diluted share.
<F2> In 1997, the Company charged operations $2,419,000 ($1,451,000 after-
     tax, or $.10 per diluted share) related to the reduction in the carrying value of IntelliCare software development costs.
<F3> In 1997, the Company charged operations $1,265,000 ($1,113,000 after-
     tax, or $.07 per diluted share) for acquired, in-process technology in conjunction with the purchase of the PreciseCare software. In 1996, the Company charged operations $3,252,000, or $.23 per diluted share, for acquired, in-process technology in conjunction with the Antrim acquisition.
<F4> Pro forma data for the years prior to 1997 has been computed as if the
     Company had been subject to federal and all applicable state income taxes.
