Form 10-K405, Exhibit 13
period 1999-12-31
SUNQUEST INFORMATION SYSTEMS INC
filed 2000-03-28
CIK 1011340

                                                     Exhibit 13.1


               SUNQUEST INFORMATION SYSTEMS, INC.
  Table of Contents for Financial Section of 1999 Annual Report



Management's Discussion and Analysis of Financial
   Condition and Results of Operations                  1

Report of Independent Auditors                         11

Consolidated Financial Statements and Notes            12

Selected Consolidated Financial Data                   31

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


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

     At December 31, 1999, the Company had an installed customer base of more than 1,200 sites in the United States, Canada, United Kingdom, Mexico, Saudi Arabia, Ireland and Denmark. Total revenues are derived from the licensing of software, the provision of value-added services and the sale of related hardware. To date, the majority of the Company's revenues have been derived from the sale of its laboratory information systems ("LISs") and related hardware, support and services.

     On August 29, 1997, Sunquest Pharmacy Information Systems, Inc. ("Sunquest Pharmacy") purchased certain inpatient pharmacy software systems comprising the PreciseCare Medication Management System ("PreciseCare") from Medintell Systems Corporation, for $1.4 million in cash and the assumption of certain obligations and transition costs. The PreciseCare system was subsequently renamed "FlexiMed."

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

     During 1997, the Company decided to refocus its technology and development efforts on its core competencies. The Company reduced the carrying value of IntelliCare software development costs by $2.4 million. The after-tax effect was a reduction to net income of $1.5 million, or $.10 per diluted share. See Note 6 of Notes to Consolidated Financial Statements.

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

     During the quarter ended March 31, 1999, the Company sold its Enterprise Master Person Index ("EMPI") product to New Era of
Networks, Inc. ("NEON") for net proceeds of approximately $750,000. The pre-tax gain resulting from the sale was approximately $681,000. The after-tax gain was approximately
$429,000, or $.03 per diluted share.

     During the quarter ended December 31, 1999, the Company charged operations $971,000 related to the reduction in carrying value of pharmacy software development costs. The carrying value was reduced to recognize that future anticipated revenues would not be sufficient to recover these costs. The after-tax effect was a reduction to net income of approximately $656,000, or $.04 per diluted share. See Note 6 of Notes to Consolidated Financial Statements.

     Net income for 1999, 1998 and 1997 was $15.8 million, $8.3 million and $2.8 million, respectively. Diluted net income per share was $1.01 in 1999, $.54 in 1998 and $.18 in 1997. The effect of the previously described charges to operations and gains on sales of assets, and a change in tax law on diluted net income per share follows:

                                           Year Ended December 31,
                                        ----------------------------
                                          1999      1998      1997
                                        --------  --------  --------
Diluted net income per share
 excluding gain on sale of assets,
 charges to operations and change
 in tax law                               $ .97       $.52     $ .35
Gain on sale of assets, net of tax          .03        .02         -
Change in tax law                           .06          -         -
Acquired, in-process technology, net
  of tax                                      -          -      (.07)
Capitalized software development
  cost adjustments, net of tax             (.04)         -      (.10)
                                          -----       ----     -----
                                          $1.01       $.54     $ .18
                                          =====       ====     =====

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

     The sales cycle for the Company's LISs is typically nine to 18 months from initial contact to contract execution, and depending upon the combination of products purchased and the client's installation schedule, an installation typically takes from eight to 14 months. The sales cycle for the Company's commercial and medical reference laboratory systems is typically six to 12 months, and an installation typically takes from nine to 12 months. Revenues from the software and related installation portions of system sales are recognized on the percentage-of-completion method and are determined based upon actual hours incurred related to total estimated installation hours in accordance with Statement of Position ("SOP") 97-2, "Software

Revenue Recognition," and SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," as amended. Anticipated losses are recorded in the earliest period in which such losses become evident. Revenues from the hardware portion of system sales are recognized upon shipment. Maintenance and support services are provided under multi-year renewable agreements with revenues recognized ratably over the term of the agreement. Fees for other services are recognized as the work is performed or on a percentage-of-completion basis.

     At December 31, 1999, the Company had a total contract backlog of $124.6 million, which consisted of $55.9 million of system sales and services and $68.7 million of support. At December 31, 1998, total contract backlog was $122.0 million, which consisted of $61.1 million of system sales and services and $60.9 million of support. System sales and services backlog consists of the unearned amounts of signed contracts which have not yet been recognized as revenues. Support backlog consists primarily of contracted software support for a period of 12 months. The Company is unable to predict accurately the amount of backlog it expects to fill in any particular period, since it adjusts the timing of installations to accommodate clients' needs and since installations typically require eight to 14 months to complete.

     During the third quarter of 1999, the Company experienced a delay in sales signings, although the pipeline of potential sales increased. Customers have indicated that the delay was the result of the effects of Year 2000 issues and the Balanced Budget Amendment of 1997. Sales signings during the fourth quarter of 1999 increased 62% over those of the third quarter of 1999.
Total sales signings for 1999 were 13.6% below 1998 and estimated gross profit on sales signings was 7.2% below 1998. The percentage decline in estimated gross profit percentage on sales was less than the percentage decline in sales due to a more favorable product mix in 1999 compared to 1998 sales signings. Hardware sales, which have lower estimated margins compared to software and service sales, were 25% of total sales in 1999 compared to 33% in 1998. Given historical experience and carryover projects related to the Year 2000, the Company anticipates that sales signings in the first quarter of 2000 will be less than the fourth quarter of 1999. The Company anticipates that sales signings will accelerate beginning in the second quarter of 2000.

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

Year 2000 Compliance
--------------------

     In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed the remediation and testing of its products, internal systems and the products and services of third parties. As a result of the Company's planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes that all systems successfully responded to the Year 2000 date change. The Company is unaware of any material problems resulting from Year 2000 issues with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.


Results of Operations
---------------------

     The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income expressed as a percentage of total revenues.

                                       Year Ended December 31,
                                    ----------------------------
                                      1999      1998      1997
                                    --------  --------  --------
Revenues:
  System sales                          40.7%     50.1%     51.6%
  Support and service                   59.3      49.9      48.4
                                       -----     -----     -----
    Total revenues                     100.0     100.0     100.0
                                       -----     -----     -----
Operating expenses:
  Cost of system sales                  16.7      22.7      25.4
  Client services                       27.9      27.3      26.8
  Research and development              12.2      12.7      12.9
  Sales and marketing                   13.1      14.5      13.7
  General and administrative            11.9      11.7      12.1
  Gain on sale of assets                (0.5)     (0.3)        -
  Capitalized software
    development cost adjustments         0.7         -       2.4
  Acquired, in-process technology          -         -       1.2
                                       -----     -----     -----
    Total operating expenses            82.0      88.6      94.5
                                       -----     -----     -----
Operating income                        18.0      11.4       5.5
Other income (expense):
  Interest income                        1.3       1.1       1.1
  Interest expense                      (0.9)     (0.9)     (1.2)
  Other                                 (0.6)        -      (0.3)
                                       -----     -----     -----
Income before income taxes              17.8      11.6       5.1
Income tax provision                     5.8       4.7       2.4
                                       -----     -----     -----
Net income                              12.0%      6.9%      2.7%
                                       =====     =====     =====

Comparison of Years Ended December 31, 1999 and December 31, 1998

     Revenues. The Company's total revenues were $131.7 million in 1999 compared to $120.8 million in 1998, an increase of $10.9 million, or 9.0%. Revenues from system sales were $53.7 million in 1999 compared to $60.6 million in 1998, a decrease of $6.9 million, or 11.4%. This decrease was attributable to decreases in hardware and operating system deliveries partially offset by increases in installations of software. Revenues from support and service were $78.0 million in 1999 compared to $60.2 million in 1998, an increase of $17.8 million, or 29.6%. This increase was primarily attributable to increased installations, growth in support services to the Company's installed customer base and growth in other services including consulting.

     Over the last three years, the Company has been experiencing a favorable trend in revenue mix. As a percentage of total revenues, software license fee and services revenues have been increasing and hardware revenues, which have lower margins, have been decreasing. Hardware revenues as a percentage of total revenues were 14% in 1999 compared to 24% and 26% in 1998 and 1997, respectively. The Company cannot determine with certainty whether this trend in decreasing hardware revenues will continue in future periods.

     Cost of System Sales. Cost of system sales includes the costs of computer hardware, relicensed software and resold software purchased from third parties, hardware maintenance contracts and amortization of previously capitalized software development costs. Cost of system sales was $21.9 million in 1999 compared to $27.4 million in 1998, a decrease of $5.5 million, or 20.0%. As a percentage of total revenues, cost of system sales was 16.7% in 1999 compared to 22.7% in 1998. The dollar decrease was primarily attributable to decreases in hardware and operating system deliveries partially offset by increased hardware related costs. Amortization of previously capitalized software development costs was $3.6 million for 1999 compared to $3.4 million for 1998, an increase of $198,000, or 5.9%. The increase in amortization was primarily attributable to increased amortization of the Company's reference laboratory product.

     Client Services. Client services expenses include salaries and expenses of product installation, support and consulting. Client services expenses were $36.7 million in 1999 compared to $32.9 million in 1998, an increase of $3.8 million, or 11.5%. As a percentage of total revenues, client services expenses were 27.9% in 1999 compared to 27.3% in 1998. The dollar increase in client services expenses was primarily attributable to additional staff and outside consultants dedicated to the support and installation of the Company's systems and to providing consulting services to customers.

     Research and Development. Research and development expenses include salaries and expenses related to development and documentation of software systems reduced by capitalized software development costs. Research and development expenses were $16.1 million in 1999 compared to $15.3 million in 1998, an increase of $819,000, or 5.3%. As a percentage of total revenues, research and development expenses were 12.2% in 1999 compared to 12.7% in 1998. The dollar increase in research and development expenses was primarily attributable to increased efforts related to the development, enhancement and documentation of the Company's clinical laboratory systems, legal and professional fees associated with the United States Food and Drug

Administration registration of the Company's Blood Bank product and increased efforts related to the development, enhancement and documentation of the Company's e-Suite and Clinical Event Manager systems. The increases were partially offset by decreased expenses related to non-laboratory products and the discontinuance of the MCM and EMPI products. The Company capitalized $3.0 million of its software development costs in 1999 compared to $3.1 million in 1998, a decrease of $198,000, or 6.3%. The decrease in capitalized software development costs was primarily attributable to decreased capitalization for the Company's reference laboratory and pharmacy products. The decreases were partially offset by increased capitalization for the clinical laboratory systems.

     Sales and Marketing. Sales and marketing expenses include salaries, commissions, advertising, trade show costs, and user group costs related to the sale and marketing of the Company's systems. Sales and marketing expenses were $17.3 million in 1999 compared to $17.6 million in 1998, a decrease of $252,000, or 1.4%. As a percentage of total revenues, sales and marketing expenses were 13.1% in 1999 compared to 14.5% in 1998. The dollar decrease was primarily attributable to decreased commissions resulting from a decline of 13.6% in sales bookings in 1999 partially offset by additional sales staff for the Company's reference laboratory products and the European market and increased advertising and marketing expense.

     General and Administrative. General and administrative expenses include salaries and expenses for the corporate administration, finance, legal, human resources, corporate education, facilities administration, internal systems and internal purchasing departments as well as depreciation, profit sharing, variable executive compensation, insurance and capital lease amortization net of rental credit. General and administrative expenses were $15.6 million in 1999 compared to $14.2 million in 1998, an increase of $1.4 million, or 10.2%. As a percentage of total revenues, general and administrative expenses were 11.9% in 1999 compared to 11.7% in 1998. The dollar increase was primarily attributable to increased variable compensation relating to employee incentives and additional employees and related hiring expenses. Employee incentive goals required for variable compensation were not achieved in the prior year. The increases were partially offset by decreased depreciation expense.

     Transition Costs. For the year ended December 31, 1999, the Company paid previously accrued transition costs established at the time of the acquisition of 100% of the outstanding capital stock of Antrim Corporation ("Antrim") of $1.4 million, as compared to $1.5 million paid in 1998. These costs were primarily associated with replacing certain Antrim software products with Sunquest products. At December 31, 1999, approximately $305,000 remains accrued for these costs which will cover the remaining transition and be paid during the next operating period.

     Income Taxes. Income taxes were $7.6 million in 1999 compared to $5.7 million in 1998, an increase of $1.9 million, or 32.8%. This increase was primarily attributable to higher taxable income in 1999 compared to 1998 partially offset by an 8.3% decrease in the Company's effective tax rate. The decrease in the effective tax rate is primarily attributable to a decrease in the Company's valuation allowance and research and development credits. The decrease in valuation allowance is due to a change in tax law that has mitigated certain limitations on pre-acquisition net operating loss carry forwards. Based on the tax law change, management has determined that it is more likely than not that the pre-acquisition net operating loss obtained in connection with the Antrim acquisition will be realized. Therefore, the previously recorded valuation allowance of $950,000 provided for Antrim's separate company net operating loss was eliminated. Recently issued accounting rules resulted in this non-recurring reduction to the valuation allowance being recognized as a credit to income taxes.

     At December 31, 1999, the Company had an acquired net operating loss carry forward for tax purposes of approximately $2.2 million that was generated by Antrim. This amount can be carried forward and used to offset future taxable income. This loss carry forward is subject to limitations as to the amount and timing of its use. The Company anticipates that future taxable income will be sufficient to realize the net operating loss carry forward. See Note 8 of Notes to Consolidated Financial Statements.


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


Liquidity and Capital Resources
-------------------------------

     At December 31, 1999, the Company had cash, cash equivalents and short-term investments of $46.9 million, which consisted of cash of $9.7 million and short-term investments of $37.2 million. This compares to cash, cash equivalents and short-term investments of $34.3 million at December 31, 1998, an increase of $12.5 million. Cash provided by operating activities was $19.8 million, $18.8 million and $11.2 million in 1999, 1998 and 1997, respectively.

     As of December 31, 1999, the Company had net trade receivables of $43.1 million which consisted of $31.0 million in net billed trade receivables and $12.1 million in unbilled trade receivables. See Note 4 of Notes to Consolidated Financial Statements. At December 31, 1998, the Company had net trade receivables of $40.3 million which consisted of $25.0 million in net billed trade receivables and $15.3 million in unbilled trade receivables. Net trade receivables have increased by $2.8 million since December 31, 1998, with $6.0 million related to the net billed trade receivables partially offset by a decrease in the unbilled portion of $3.2 million. The unbilled receivables represent revenue that has been recognized in accordance with the percentage-of-completion accounting method, but which has not yet been billed to customers under contractual milestone billings. Generally, the unbilled amounts will be billed and collected within the following twelve months. The Company maintains an allowance for doubtful accounts that it believes is adequate to cover potential credit losses. The average collection period, a rolling twelve-month average, on net billed trade receivables was 76 days at December 31, 1999 compared to 69 days at December 31, 1998. The Company is responding to the increase in average collection period with intensified collection efforts. Days sales outstanding ("DSO") was 120 at December 31, 1999 compared to 110 at September 30, 1999 and 112 at December 31, 1998.

     Cash used in investing activities was $17.7 million, $34.7 million and $14.8 million in 1999, 1998 and 1997, respectively. During 1999, purchases of investments totaled $42.1 million, proceeds from the sale of investments totaled $30.0 million and proceeds from the maturity of investments totaled $2.2 million. Capitalized software development costs totaled $4.0 million. Of this amount, $1.0 million was related to the final payment under the Value Added Reseller agreement with Dynamic Healthcare Technologies, Inc. for the license of a software program known as CoPathPlus ("CoPath"). CoPath is a computer clinical information system used in surgical pathology, cytology and autopsy. Purchases of property and equipment totaled $3.2 million and consisted primarily of purchases of computers, computer-related equipment, computer software and leasehold improvements. Costs related to acquisitions totaled $1.4 million and were primarily associated with replacing certain Antrim software products with Sunquest products. In addition, the proceeds from the sale of assets consisted of $750,000 from the sale of the EMPI product to NEON in the first quarter of 1999.

     Cash provided by financing activities was $706,000 in 1999. Cash used in financing activities was $658,000 and $4.5 million in 1998 and 1997, respectively. During 1999, the Company issued 142,088 shares of Common Stock for approximately $1.5 million under the Stock Incentive Plan of 1996, as amended, and 10,652 shares of Common Stock for approximately $129,000 under the Employee Stock Purchase Plan. Cash used by financing activities was $917,000 related to principal payments on capital leases.

     At December 31, 1999, working capital was $67.7 million, an increase of $19.2 million from December 31, 1998.

     At December 31, 1999, the Company had a revolving line of credit with a bank allowing the Company to borrow up to $10.0 million. Any borrowings under the line of credit will bear interest at the bank reference rate unless the Company elects a fixed rate or certain variable rates contemplated by the agreement. All outstanding principal and interest under the line of credit is due April 28, 2000 except for any amounts outstanding under standby letters of credit which have a maximum maturity of 365 days. Borrowings under the line of credit are secured by all of the Company's assets. Approximately $785,000 of the line of credit is used to secure letters of credit and is not available for immediate expenditure. There were no borrowings outstanding as of December 31, 1999. See Note 7 of Notes to Consolidated Financial Statements.

     The Company has no significant purchase commitments at this time. However, the Company continues to be actively involved in identifying and evaluating potential acquisitions, which may result in the future expenditure of funds.

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


Forward-Looking Statements
--------------------------

     This report, and other reports and communications to shareholders, contains forward-looking statements, including statements which contain words such as "will," "expects," "believes," "plans," "anticipates" and words of similar impact. Certain other factors affecting future performance, including but not limited to dependence on LIS products, competition in the marketplace, Year 2000 readiness of the Company's products and of other vendors' products utilized by the Company, purchase and installation decisions of customers, pricing decisions of competitors, changes in regulatory requirements, and product status and development risks and uncertainties could cause actual results to differ materially from such forward-looking statements. These and other factors affecting future performance are detailed in the Company's Securities and Exchange Commission filings.

REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Sunquest Information Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Sunquest Information Systems, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunquest Information Systems, Inc. and subsidiaries at December 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.



                                        /s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 8, 2000

               Sunquest Information Systems, Inc.
                  Consolidated Balance Sheets
[CAPTION]

                                               December 31,
                                            ------------------
                                              1999      1998
                                            --------  --------
                                     (in thousands, except share data)
            ASSETS
Current assets:
  Cash and cash equivalents                 $  9,660  $  7,057
  Short-term investments                      37,218    27,283
  Receivables, less allowance for
    doubtful accounts of $1,970 in
    1999 and $2,045 in 1998                   43,079    40,302
  Other receivables                              312       314
  Inventory                                      612       566
  Prepaid expenses and other                   1,469     1,227
  Deferred tax assets                          1,888     1,473
                                            --------  --------
      Total current assets                    94,238    78,222

Property and equipment, net of
  accumulated depreciation                    10,100    10,246
Capital leases from related party,
  net of accumulated amortization              2,512     3,304
Software development costs, net of
  accumulated amortization                     9,493    11,146
Other receivables                                 31       114
Deferred tax assets                              479         -
Other assets                                     410     1,212
                                            --------  --------
      Total assets                          $117,263  $104,244
                                            ========  ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                          $  2,485  $  3,721
  Obligations under capital leases,
    primarily from related party               1,064       917
  Accrued compensation and related taxes       5,646     4,599
  Accrued expenses                             5,468     6,141
  Deferred revenue                            11,919    13,266
  Deferred income taxes                            -       115
  Other liabilities                                -     1,000
                                            --------  --------
      Total current liabilities               26,582    29,759

Obligations under capital leases from
  related party                                3,099     4,163
Deferred income taxes                          1,959     2,128
Commitments and contingencies (Note 10)            -         -
Shareholders' equity:
  Preferred stock, 15,000,000 shares
    authorized, no shares issued                   -         -
  Common stock, no par value, 35,000,000
    shares authorized,15,547,200 and
    15,394,460 shares issued and
    outstanding in 1999 and 1998,
    respectively                              52,460    50,616
  Retained earnings                           33,490    17,692
  Accumulated other comprehensive loss          (327)     (114)
                                            --------  --------
      Total shareholders' equity              85,623    68,194
      Total liabilities and                 --------  --------
        shareholders' equity                $117,263  $104,244
                                            ========  ========

See accompanying notes.

                    Sunquest Information Systems, Inc.
        Consolidated Statements of Income and Comprehensive Income

[CAPTION]

                                                Year Ended December 31,
                                             ----------------------------
                                               1999      1998      1997
                                             --------  --------  --------
                                        (in thousands, except per share data)
Revenues:
  System sales                               $ 53,656  $ 60,549  $ 52,761
  Support and service                          78,049    60,226    49,576
                                             --------  --------  --------
    Total revenues                            131,705   120,775   102,337
                                             --------  --------  --------
Operating expenses:
  Cost of system sales                         21,930    27,424    26,015
  Client services                              36,720    32,945    27,438
  Research and development                     16,128    15,309    13,244
  Sales and marketing                          17,304    17,556    14,007
  General and administrative                   15,640    14,196    12,343
  Gain on sale of assets                         (681)     (404)        -
  Capitalized software development cost
    adjustments                                   971         -     2,419
  Acquired, in-process technology                   -         -     1,211
                                             --------  --------  --------
    Total operating expenses                  108,012   107,026    96,677
                                             --------  --------  --------
Operating income                               23,693    13,749     5,660
Other income (expense):
  Interest income                               1,710     1,348     1,154
  Interest expense                             (1,211)   (1,090)   (1,237)
  Other                                          (796)        2      (316)
                                             --------  --------  --------
Income before income taxes                     23,396    14,009     5,261
Income tax provision                            7,598     5,720     2,491
                                             --------  --------  --------
Net income                                     15,798     8,289     2,770
Other comprehensive (loss) income, net
  of tax:
  Foreign currency translation adjustment        (208)      (64)     (148)
  Unrealized (loss) gain on securities
    available-for-sale                             (5)        5         -
                                             --------  --------  --------
Comprehensive income                         $ 15,585  $  8,230  $  2,622
                                             ========  ========  ========

Net income per common share:
  Basic                                         $1.02      $.54      $.18
                                                =====      ====      ====
  Diluted                                       $1.01      $.54      $.18
                                                =====      ====      ====

Weighted-average number of common
  shares outstanding:
  Basic                                        15,445    15,383    15,369
                                               ======    ======    ======
  Diluted                                      15,609    15,404    15,428
                                               ======    ======    ======


See accompanying notes.

                    Sunquest Information Systems, Inc.
              Consolidated Statements of Shareholders' Equity
[CAPTION]

                                                                  Accumulated
                                                                     Other          Total
                                     Common Stock       Retained  Comprehensive  Shareholders'
                                  Shares      Amount    Earnings  Income (Loss)     Equity
                                ----------  ----------  --------  -------------  -------------
                                              (in thousands, except share data)
Balance at December 31, 1996    15,362,587     $50,340   $ 6,334          $  93        $56,767
  S corporation distribution
    adjustment                           -           -       299              -            299
  Issuance of common stock
    through Employee Stock
    Purchase Plan, net              13,375         134         -              -            134
  Foreign currency translation
    adjustment                           -           -         -           (148)          (148)
  Net income                             -           -     2,770              -          2,770
                                ----------     -------   -------          -----        -------
Balance at December 31, 1997    15,375,962      50,474     9,403            (55)        59,822
  Issuance of common stock
    through Employee Stock
    Purchase Plan, net              18,498         142         -              -            142
  Foreign currency translation
    adjustment                           -           -         -            (64)           (64)
  Net change in unrealized
    gain on securities
    available-for-sale                   -           -         -              5              5
  Net income                             -           -     8,289              -          8,289
                                ----------     -------   -------          -----        -------
Balance at December 31, 1998    15,394,460      50,616    17,692           (114)        68,194
  Issuance of common stock
    through Employee Stock
    Purchase Plan, net              10,652         129         -              -            129
  Issuance of common stock
    upon the exercise of
    nonqualified stock options     142,088       1,494         -              -          1,494
  Tax benefit related to
    exercise of nonqualified
    stock options                        -         221         -              -            221
  Foreign currency translation
    adjustment                           -           -         -           (208)          (208)
  Net change in unrealized
    gain on securities
    available-for-sale                   -           -         -             (5)            (5)
  Net income                             -           -    15,798              -         15,798
                                ----------     -------   -------          -----        -------
Balance at December 31, 1999    15,547,200     $52,460   $33,490          ($327)       $85,623
                                ==========     =======   =======          =====        =======

See accompanying notes.

                       Sunquest Information Systems, Inc.
                      Consolidated Statements of Cash Flows
[CAPTION]

                                                         Year Ended December 31,
                                                      ----------------------------
                                                        1999      1998      1997
                                                      --------  --------  --------
                                                             (in thousands)
Cash flows from operating activities:
  Net income                                          $ 15,798  $  8,289  $  2,770
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization                        8,273     8,108     7,773
    Capitalized software development
      cost adjustments                                     971         -     2,419
    Acquired, in-process technology                          -         -     1,211
    Loss on disposition of equipment                         -         -        10
    Bad debt expense                                     1,497       670     1,125
    Deferred revenue                                    (1,347)    1,811      (395)
    Deferred income taxes                               (1,176)    1,830     1,087
    Gain on sale of assets                                (681)     (404)        -
  Changes in operating assets and
    liabilities, net of acquisitions:
    Receivables                                         (4,274)   (4,831)   (6,822)
    Inventory                                              (46)       27     1,178
    Prepaid expenses and other                            (242)     (118)     (118)
    Other assets                                            85       159     1,347
    Accounts payable                                    (1,236)      320       568
    Accrued compensation and related taxes               1,047        76      (160)
    Other accrued expenses                               1,135     2,896      (771)
                                                      --------  --------  --------
        Net cash provided by operating activities       19,804    18,833    11,222
                                                      --------  --------  --------

Cash flows from investing activities:
  Acquisition of Antrim Corporation,
    net of cash acquired                                     -         -        13
  Purchase of PreciseCare Pharmacy System                    -         -    (1,410)
  Purchase of property and equipment                    (3,195)   (2,559)   (4,931)
  Costs related to acquisitions                         (1,362)   (1,894)   (3,103)
  Capitalized software development costs                (3,950)   (4,148)   (5,412)
  Purchase of investments                              (42,103)  (89,594)        -
  Proceeds from sale of investments                     29,996    62,319         -
  Proceeds from maturity of investments                  2,165         -         -
  Proceeds from sale of assets                             750     1,130         -
                                                      --------  --------  --------
        Net cash used in investing activities          (17,699)  (34,746)  (14,843)
                                                      --------  --------  --------

Cash flows from financing activities:
  Principal payments on debt                                 -         -      (289)
  Principal payments on capitalized
    leases, primarily from related party                  (917)     (800)     (694)
  Net proceeds from issuance of stock                    1,623       142       134
  S corporation distribution                                 -         -    (3,601)
                                                      --------  --------  --------
        Net cash provided by (used in)
          financing activities                             706      (658)   (4,450)
                                                      --------  --------  --------
Foreign currency translation adjustment                   (208)      (64)     (148)
                                                      --------  --------  --------
        Net increase (decrease) in cash
          and cash equivalents                           2,603   (16,635)   (8,219)
Cash and cash equivalents at beginning of year           7,057    23,692    31,911
                                                      --------  --------  --------
Cash and cash equivalents at end of year              $  9,660  $  7,057  $ 23,692
                                                      ========  ========  ========

Supplemental disclosure of cash flow information:
  Cash paid for income taxes                          $  8,108  $  2,550  $  2,325
                                                      ========  ========  ========
  Cash paid for interest                              $      1  $     15  $     53
                                                      ========  ========  ========

Supplemental disclosure of non cash investing
  and financing activities:
  Disposal of property and equipment                  $  2,345  $  3,768  $  2,543
                                                      ========  ========  ========
  Tax benefit related to exercise of
    nonqualified stock options                        $    221  $      -  $      -
                                                      ========  ========  ========
  Capitalized software development cost adjustments   $  1,662  $      -  $  3,542
                                                      ========  ========  ========
  Debt related to Dynamic Agreement                   $      -  $      -  $  2,000
                                                      ========  ========  ========

See accompanying notes.

               SUNQUEST INFORMATION SYSTEMS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1999

1. Significant Accounting Policies
----------------------------------

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

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company, Sunquest Europa Limited ("Sunquest Europa"), Sunquest Germany GmbH ("Sunquest Germany"), Antrim Corporation ("Antrim") and Sunquest Pharmacy Information Systems, Inc. ("Sunquest Pharmacy"). All transactions between the Company and Sunquest Europa, Sunquest Germany, Antrim and Sunquest Pharmacy have been eliminated in preparing the consolidated financial statements.

     Certain prior year amounts have been reclassified to conform to the current year presentation.

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

     Revenue Recognition

     Revenues for the proprietary software, training and installation portion of system sales are recognized using the percentage-of-completion method and are determined based upon actual hours incurred related to total estimated installation hours in accordance with Statement of

Position ("SOP") 97-2,"Software Revenue Recognition," and SOP 81-1, "Accounting for Performance of Construction-Type and Certain
Production-Type Contracts," as amended. Anticipated losses are recorded in the earliest period in which such losses become evident.

     Revenues for the hardware portion of system sales are recognized upon shipment. Maintenance and support services are provided under multi-year renewable agreements with revenues recognized ratably over the term of the agreement. Fees for other services are recognized as the work is performed or on a percentage-of completion basis.

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

     Investment Securities

     The Company accounts for investment securities based on Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115 provides the accounting and reporting requirements for investments in securities that have readily determinable fair values and for all investments in debt securities. At December 31, 1999 and 1998, all of the Company's investments in debt securities have been classified as available-for-sale securities. Available-for-sale securities are carried at fair value with net unrealized gains and losses on such securities, net of tax, reported as a component of shareholders' equity and associated changes as an element of comprehensive income. See Note 2 of Notes to Consolidated Financial Statements.

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

      Intangibles/Acquisitions

     Certain intangible assets were acquired in connection with the purchase of the PreciseCare software and the acquisition of 100% of the outstanding capital stock of Antrim. These acquisitions were accounted for as purchases. Total consideration for PreciseCare and Antrim was $1,410,000 and $5,000,000, respectively, plus assumed obligations in both acquisitions. These assets include in-process technology related to the purchase of the PreciseCare software and the Antrim acquisition, and other related intangibles. The in-process technology acquired of $1,265,000, or $.07 per diluted share, related to the purchase of the PreciseCare software in the third quarter of 1997 was charged to operations as the underlying products had not reached technological feasibility. The remaining intangible assets related to the Antrim acquisition are being amortized over their remaining useful lives of five and seven years.

      Stock-Based Compensation

     The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 permits the Company to continue accounting for stock-based compensation as set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25 and has provided the required pro forma disclosures. See Note 11 of Notes to Consolidated Financial Statements.

2. Investments
--------------

     The following is a summary of securities available-for-sale at December 31, 1999 and 1998:

                                               1999
                           --------------------------------------------
                                          (in thousands)
                                            Gross
                                          Unrealized       Estimated
                               Cost          Gain          Fair Value
                           ------------   -----------    --------------
Tax-exempt municipals           $12,300           $ -           $12,300
Short-term demand notes          24,918             -            24,918
                                -------           ---           -------
  Total                         $37,218           $ -           $37,218
                                =======           ===           =======


                                               1998
                           --------------------------------------------
                                          (in thousands)
                                            Gross
                                          Unrealized       Estimated
                               Cost          Gain          Fair Value
                           ------------   -----------    --------------
Tax-exempt municipals           $20,269           $ 8           $20,277
Short-term demand notes           7,006             -             7,006
                                -------           ---           -------
  Total                         $27,275           $ 8           $27,283
                                =======           ===           =======

     There were no gross unrealized gains or losses at December 31, 1999. The gross unrealized gains on securities available-for-sale totaled $8,413 at December 31, 1998 and are reflected, net of tax, in shareholders' equity with the associated changes as an element of comprehensive income.

     In determining gross realized gains and losses on sales or maturities of securities, specific identification is used. Gross realized losses were $6,702 in 1999. There were no gross realized gains or losses in 1998.

     The amortized cost and estimated fair value of debt securities at December 31, 1999, by contractual maturity, are shown below.

                                             Estimated
                                    Cost     Fair Value
                                  --------  -----------
                                      (in thousands)
          Within one year         $26,818       $26,818
          One to five years             -             -
          Five to ten years         1,000         1,000
          Over ten years            9,400         9,400
                                  -------       -------
            Total                 $37,218       $37,218
                                  =======       =======

3. Net Income Per Share
-----------------------

     The following table sets forth the computation of basic and diluted net income per share:
[CAPTION]

                                                 Year Ended December 31,
                                        ----------------------------------------
                                            1999          1998          1997
                                        ------------  ------------  ------------
Numerator for basic and
  diluted net income per share:
  Net income                             $15,798,000   $ 8,289,000   $ 2,770,000
                                         ===========   ===========   ===========
Denominator:
   Denominator for basic net income
     per share - weighted-average shares  15,445,125    15,382,508    15,368,771
   Effect of stock options                   163,734        21,950        59,553
                                         -----------   -----------   -----------
   Denominator for diluted net income
     per share - adjusted weighted-
     average shares                       15,608,859    15,404,458    15,428,324
                                         ===========   ===========   ===========

Basic net income per share                     $1.02          $.54          $.18
                                               =====          ====          ====
Diluted net income per share                   $1.01          $.54          $.18
                                               =====          ====          ====

     Options to purchase 410,006, 920,473 and 22,775 shares of common stock were outstanding at December 31, 1999, 1998 and 1997, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

4. Receivables
--------------

     Receivables consist of the following:

                                              December 31,
                                         ----------------------
                                            1999        1998
                                         ----------  ----------
                                             (in thousands)
          Billed receivables                $32,922     $27,062
          Unbilled receivables               12,127      15,285
                                            -------     -------
                                             45,049      42,347
          Allowance for doubtful accounts    (1,970)     (2,045)
                                            -------     -------
            Total receivables               $43,079     $40,302
                                            =======     =======

     Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms.

     Substantially all receivables are derived from sales and related support and maintenance of the Company's clinical information systems to health care providers located throughout the United States and in certain foreign countries. Included in receivables at December 31, 1999 and 1998 are amounts due from European health care providers of approximately $2,932,000 and $1,478,000, respectively. Total revenues include European revenues of $2,895,000 and $1,312,000 for the years ended
December 31, 1999 and 1998, respectively.

     Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required.
The provision for bad debt expense recognized in 1999, 1998 and 1997 was $1,497,000, $670,000 and $1,125,000, respectively.
During 1999, 1998 and 1997, $1,572,000, $577,000 and $2,616,000,
respectively, of receivables were charged against the allowance.

5. Property and Equipment
-------------------------

     Property and equipment consist of the following:

                                                  December 31,
                                             ----------------------
                                                1999        1998
                                             ----------  ----------
                                                 (in thousands)
          Building                              $ 2,000     $ 2,000
          Land                                      257         257
          Computers and software                  9,840       9,355
          Furniture and fixtures                  1,542       1,379
          Leasehold improvements                  4,292       3,865
          Other equipment and vehicles               37         262
                                                -------     -------
                                                 17,968      17,118
          Accumulated depreciation               (7,868)     (6,872)
                                                -------     -------
            Total property and equipment, net   $10,100     $10,246
                                                =======     =======

     Depreciation expense for the years ended December 31, 1999, 1998 and 1997 was approximately $3,296,000, $3,605,000 and
$3,005,000, respectively.


6. Capitalized Software Development Costs
-----------------------------------------

     During the years ended December 31, 1999, 1998 and 1997, the
Company capitalized $2,950,000, $3,148,000 and $3,662,000,
respectively, of total software development costs of $19,078,000, $18,457,000 and $16,906,000, respectively. Amortization expense related to capitalized software development costs for the years ended December 31, 1999, 1998 and 1997 was $3,562,000, $3,364,000
and $3,619,000, respectively, and accumulated amortization was $19,210,000, $16,350,000 and $13,105,000, respectively.

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

     During the quarter ended December 31, 1999, the Company charged operations $971,000 related to the reduction in carrying value of pharmacy software development costs. The carrying value was reduced to recognize that future anticipated revenues would not be sufficient to recover these costs. The after-tax effect was a reduction to net income of approximately $656,000, or $.04 per diluted share.


7. Line of Credit
-----------------

     On December 30, 1997, the Company entered into a $10,000,000 line of credit agreement with the Bank of America National Trust and Savings Association ("Bank of America"). Unless the Company elects one of the optional interest rates (the "Optional Rates"), the interest rate is the reference rate as announced from time to time by the Bank of America (the "Bank of America Rate").

     At December 31, 1999, the Optional Rates and the Bank of
America Rate ranged from 6.71% to 8.5%. All outstanding principal and interest under the line of credit are due April 28, 2000 except for any amounts under the line of credit outstanding under financing standby letters of credit which have a maximum maturity of 365 days. Amounts borrowed under the line of credit are secured by all of the Company's assets. Approximately
$785,000 of the line of credit is used to secure letters of credit and is not available for immediate expenditure. The amount of letters of credit outstanding at any one time may not exceed $5,000,000.

     The line of credit contains requirements as to minimum levels of working capital, net worth and cash flow and places certain restrictions on new debt, acquisitions, capital expenditures and loans to related parties. The agreement prohibits the payment of any capital distributions or dividends.

     There were no borrowings outstanding as of December 31, 1999 and 1998 under the line of credit.

8. Income Taxes
---------------

     The provision for income taxes, reconciliation of income tax expense and components of deferred tax assets and liabilities are set forth below.

     Provision for Income Taxes

                                             Year Ended December 31,
                                          ----------------------------
                                            1999      1998      1997
                                          --------  --------  --------
                                                  (in thousands)
Current tax expense:
  Federal                                  $ 7,176   $ 3,223   $ 1,107
  State                                      1,600       813       297
                                           -------   -------   -------
    Total current tax expense                8,776     4,036     1,404
                                           -------   -------   -------
Deferred tax (benefit) expense:
  Federal                                   (1,108)    1,449     1,057
  State                                        (70)      235        30
                                           -------   -------   -------
    Total deferred tax (benefit) expense    (1,178)    1,684     1,087
                                           -------   -------   -------
    Total income tax expense               $ 7,598   $ 5,720   $ 2,491
                                           =======   =======   =======

     Reconciliation of Income Tax Expense

                                             Year Ended December 31,
                                          ----------------------------
                                            1999      1998      1997
                                          --------  --------  --------
                                                 (in thousands)
Income tax provision at the
  statutory rate                           $ 7,955   $ 4,763   $ 1,871
Increases (decreases):
  State income taxes                         1,081       647       185
  Valuation allowance reduction               (950)        -         -
  Research and development credit             (300)        -         -
  Foreign taxes                                (63)      105         -
  Acquired, in-process technology                -         -       500
  Other                                       (125)      205       (65)
                                           -------   -------   -------
    Total income tax expense               $ 7,598   $ 5,720   $ 2,491
                                           =======   =======   =======

     The decrease in valuation allowance is due to a change in tax law that has mitigated certain limitations on pre-acquisition net operating loss carry forwards. Based on the tax law change, management has determined that it is more likely than not that the pre-acquisition net operating loss obtained in connection with the Antrim acquisition will be realized. In accordance with Emerging Issues Task Force Issue 99-15, the Company has recorded the non-recurring reduction in valuation allowance as a credit to income tax expense.

     Components of Deferred Tax Assets and Liabilities

                                                           December 31,
                                                        ------------------
                                                          1999      1998
                                                        --------  --------
                                                          (in thousands)
        Deferred tax assets:
          Net operating loss carry forwards acquired      $  846    $1,282
          Transition costs accruals                          228       840
          Capital leases                                     638       673
          Vacation and compensation accruals               1,165       570
          Bad debt allowance                                 745       663
          Deferred revenue                                    56       195
          Accrued expenses                                     -        25
          Other                                              622       693
                                                          ------    ------
              Total deferred tax assets                    4,300     4,941
                                                          ------    ------
        Deferred tax liabilities:
          Book basis in excess of tax basis:
            Software development                           3,604     3,732
            Acquired intangibles                             129       438
            Fixed assets                                      84       493
            Other                                             75        98
                                                          ------    ------
              Total deferred tax liabilities               3,892     4,761
                                                          ------    ------
          Less: valuation allowance                            -      (950)
                                                          ------    ------
                 Net deferred tax assets (liabilities)    $  408     ($770)
                                                          ======    ======

     The Company has an acquired net operating loss carry forward of approximately $2,191,000 that was generated by Antrim. This amount can be carried forward and used to offset future taxable income. The loss carry forward is subject to limitations as to the amount and timing of its use. The net operating loss carry forward will expire in the year 2010.


9. Leases
---------

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

     Amortization expense related to leased assets for the years ended December 31, 1999, 1998 and 1997 was $838,000, $883,000 and
$883,000, respectively.

     Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1999:

                                  Capital    Operating
                                  Leases      Leases
                                  -------    ---------
                                     (in thousands)
2000                               $2,104      $1,102
2001                                2,104         601
2002                                1,402         266
2003                                  900         200
2004                                  300           6
Thereafter                              -           -
                                   ------      ------
Total minimum lease payments        6,810      $2,175
                                               ======
Amounts representing interest       2,647
                                   ------
  Present value of net minimum
    lease payments (including
    current portion of $1,064)     $4,163
                                   ======

     At December 31, 1999, aggregate future minimum rental payments to be received under noncancelable leases and subleases were approximately $975,000.

     Rental expense for the years ended December 31, 1999, 1998 and 1997 was approximately $1,199,000, $1,227,000 and $1,158,000, respectively.


10. Commitments and Contingencies
---------------------------------

     The Company has granted liens on all of its assets to a vendor to secure amounts due for purchases of hardware and other equipment.


11. Employee Benefit Plans
--------------------------

     Profit Sharing Plan

     The Company has a Profit Sharing Plan covering substantially all of its employees. Under provisions of the plan, participants may contribute up to 15% of their eligible compensation to the plan and the Company can make discretionary contributions to the plan. Effective January 1, 1998, the Company began matching 100% of up to the first 3% of employee contributions and the vesting period was reduced from five years to three years. Matching contributions were $1,050,000 and $912,000 in 1999 and 1998, respectively.  The Company incurred expenses of approximately
$704,000 for the year ended December 31, 1997 related to this plan.

     Employee Stock Purchase Plan

     The Employee Stock Purchase Plan authorizes the sale of up to 450,000 shares of Common Stock to substantially all employees of the Company and its subsidiaries. Offerings under the plan commence on the first day of each calendar quarter and end on the last day of the same calendar quarter at a purchase price that is equal to 90% of the last sale price of the Common Stock, as reported on the National Association of Security Dealers, Inc.
Automated Quotation System ("Nasdaq"), on the commencement date of the offering. During 1999, 1998 and 1997, 10,652, 18,498 and
13,375 shares, respectively, of Common Stock were issued under the plan for net proceeds to the Company of $129,000, $142,000 and $134,000, respectively. The weighted-average fair value of shares sold under the Employee Stock Purchase Plan was $3.01 in 1999, $2.08 in 1998 and $2.79 in 1997. These fair values were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 4.59%, 5.06% and 5.00%;
dividend yield of 0%; volatility factor of the expected market price of the Company's Common Stock of .62, .62 and .62; and a weighted-average expected life of the options of .25 years.

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

     The Company has complied with the pro forma requirements of SFAS No. 123 for those companies which choose not to account for the effects of stock-based compensation in the financial statements under SFAS No. 123. The fair value of these options was estimated at the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 4.98%, 5.24% and 6.54%; dividend yield of 0%;
volatility factor of the expected market price of the Company's
Common Stock of .64, .64 and .61; and a weighted-average expected life of the options of 4.3, 4.3 and 4.1 years.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

                                 Year Ended December 31,
                              ----------------------------
                                1999      1998      1997
                              --------  --------  --------
                          (in thousands, except per share data)
Net income:
  As reported                  $15,798    $8,289    $2,770
  Pro forma                     13,873     7,105     1,393
Net income per share:
  As reported:
    Basic                         1.02       .54       .18
    Diluted                       1.01       .54       .18
  Pro forma:
    Basic                          .90       .46       .09
    Diluted                        .89       .46       .09

     A summary of the Company's stock option activity and related information for the years ended December 31, 1999, 1998 and 1997 follows:


                                            1999                     1998                     1997
                                   ---------------------------------------------------------------------
                                             Weighted-                Weighted-                Weighted-
                                               Average                  Average                  Average
                                              Exercise                 Exercise                 Exercise
                                   Options       Price      Options       Price      Options       Price
                                   ---------------------------------------------------------------------
Outstanding at beginning of year   1,150,633    $10.42    1,167,604      $10.50      743,561      $15.95
Granted                              654,706    $13.58      303,760      $10.42    1,409,593      $10.85
Exercised                           (142,088)   $10.51            -      $    -            -      $    -
Forfeited                           (162,197)   $11.23     (320,731)     $10.71     (985,550)     $15.11
                                   ---------              ---------                ---------
Outstanding at end of year         1,501,054    $11.70    1,150,633      $10.42    1,167,604      $10.50
                                   =========              =========                =========
Exercisable at end of year           482,670    $10.19      284,201      $10.12       51,240      $10.50
                                   =========              =========                =========
Weighted-average fair value of
  options granted during the year               $ 7.36                   $ 5.67                   $ 5.72
Reserved for future options        2,156,858              2,649,367                1,332,396


     The following table presents weighted-average price and life information about significant option groups outstanding at December 31, 1999:

[CAPTION]

                                         Options Outstanding         Options Exercisable
                                    ----------------------------   -----------------------
                                       Weighted-       Weighted-                 Weighted-
                                        Average         Average                   Average
Range of                Number         Remaining       Exercise       Number     Exercise
Exercise Prices       Outstanding   Contractual Life     Price     Exercisable     Price
-------------------   -----------   ----------------   ---------   -----------   ---------
$7.1875 - $9.375          211,895         8.05 years      $ 8.30       116,808      $ 8.27
$10.125 - $12.8125        751,153         7.44 years      $11.03       359,139      $10.74
$13.125 - $15.1875        459,075         9.07 years      $13.67         6,723      $14.38
$15.5625 - $17.1875        78,931         9.54 years      $15.78             -      $    -
                        ---------                                      -------
                        1,501,054         8.13 years                   482,670
                        =========                                      =======

12. Fair Value of Financial Instruments
---------------------------------------

     The carrying amounts of the Company's financial instruments approximate the fair values at December 31, 1999 and 1998.

13. Quarterly Financial Data (Unaudited)
----------------------------------------

Summarized quarterly financial data for the years ended December 31, 1999 and 1998, appear below:

[CAPTION]

                                        1st      2nd      3rd      4th
                                      Quarter  Quarter  Quarter  Quarter   Total
                                      -------  -------  -------  -------  --------
                                        (in thousands, except per share amounts)
1999
Total revenues                        $32,720  $33,765  $33,032  $32,188   $131,705
Operating expenses <F1>                28,009   27,731   25,598   26,674    108,012
Operating income <F1>                   4,711    6,034    7,434    5,514     23,693
Net income <F1>, <F2>                   2,890    3,948    4,400    4,560     15,798
Net income per common share <F1>, <F2>
  Basic                                  $.19     $.26     $.28     $.29      $1.02
  Diluted                                $.19     $.25     $.28     $.29      $1.01
Weighted-average number of common
  shares outstanding:
  Basic                                15,394   15,402   15,441   15,542     15,445
  Diluted                              15,512   15,550   15,698   15,674     15,609

1998
Total revenues                        $28,614  $27,697  $32,200  $32,264   $120,775
Operating expenses <F3>                26,936   24,888   28,098   27,104    107,026
Operating income <F3>                   1,678    2,809    4,102    5,160     13,749
Net income <F3>                           927    1,790    2,438    3,134      8,289
Net income per common share <F3>
  Basic and diluted                      $.06     $.12     $.16     $.20       $.54
Weighted-average number of common
  shares outstanding:
  Basic                                15,376   15,381   15,385   15,389     15,383
  Diluted                              15,394   15,393   15,401   15,429     15,404

[FN]
<F1> During the first quarter, the Company sold its Enterprise Master
     Person Index product for net proceeds of approximately $750,000. The pre-tax gain resulting from the sale was approximately $681,000. The after-tax gain was approximately $429,000, or $.03 per diluted share. In addition, during the fourth quarter the Company charged operations $971,000 ($656,000 after-tax, or $.04 per diluted share) related to a reduction in the carrying value of pharmacy software development costs.
<F2> Pursuant to a change in tax law, the Company's income tax expense for the fourth quarter of 1999 was reduced by $950,000. This resulted in an increase in earnings per diluted share of $.06.
<F3> During the second quarter, the Company sold the assets comprising its
     Managed Care Manager Payor software product line for approximately $1.1 million. The pre-tax gain resulting from the sale, after associated write-offs, was approximately $404,000. The after-tax gain was approximately $238,000, or $.02 per diluted share.

                                  30

                   SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the five years ended December 31, 1999, should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included herein. The selected consolidated financial data presented below have been derived from the Company's Consolidated Financial Statements, which have been audited (except for pro forma data) by Ernst & Young LLP, independent auditors.

[CAPTION]

                                                     Year Ended December 31,
                                        ------------------------------------------------
                                          1999      1998      1997      1996      1995
                                        --------  --------  --------  --------  --------
                                            (in thousands, except per share amounts)
Statement of Income Data:
Revenues:
  System sales                          $ 53,656  $ 60,549  $ 52,761  $ 45,059  $ 32,262
  Support and service                     78,049    60,226    49,576    35,937    29,270
                                        --------  --------  --------  --------  --------
    Total revenues                       131,705   120,775   102,337    80,996    61,532
                                        --------  --------  --------  --------  --------
Operating expenses:
  Cost of system sales                    21,930    27,424    26,015    20,056    14,085
  Client services                         36,720    32,945    27,438    18,401    17,764
  Research and development                16,128    15,309    13,244     9,988     9,040
  Sales and marketing                     17,304    17,556    14,007    10,896     8,734
  General and administrative              15,640    14,196    12,343     9,758     7,068
  Gain on sale of assets <F1>, <F4>         (681)     (404)        -         -         -
  Capitalized software development
    cost adjustments <F2>, <F5>              971         -     2,419         -         -
  Acquired, in-process
    technology <F6>                            -         -     1,211     3,252         -
                                        --------  --------  --------  --------  --------
    Total operating expenses             108,012   107,026    96,677    72,351    56,691
                                        --------  --------  --------  --------  --------
Operating income                          23,693    13,749     5,660     8,645     4,841
Other income (expense):
  Interest income                          1,710     1,348     1,154     1,345       408
  Interest expense                        (1,211)   (1,090)   (1,237)   (1,395)   (1,465)
  Other                                     (796)        2      (316)      (98)       78
                                        --------  --------  --------  --------  --------
Income before income taxes                23,396    14,009     5,261     8,497     3,862
Income tax provision:
  Current year operations <F3>             7,598     5,720     2,491     2,755        73
  Change in tax status                         -         -         -     1,122         -
                                        --------  --------  --------  --------  --------
Net income                              $ 15,798  $  8,289  $  2,770  $  4,620  $  3,789
                                        ========  ========  ========  ========  ========

Pro forma data (unaudited): <F7>
  Historical income before
    income taxes                           $   -     $   -     $   -  $  8,497  $  3,862
  Pro forma income tax provision               -         -         -     4,459     1,661
                                           -----     -----     -----  --------  --------
  Pro forma net income                     $   -     $   -     $   -  $  4,038  $  2,201
                                           =====     =====     =====  ========  ========

Net income per common share: <F7>
  Basic                                    $1.02     $ .54     $ .18  $    .29  $    .18
                                           =====     =====     =====  ========  ========
  Diluted                                  $1.01     $ .54     $ .18  $    .29  $    .18
                                           =====     =====     =====  ========  ========

Weighted-average number of common
  shares outstanding:
  Basic                                   15,445    15,383    15,369    13,919    11,904
                                          ======    ======    ======    ======    ======
  Diluted                                 15,609    15,404    15,428    13,919    11,904
                                          ======    ======    ======    ======    ======

Balance Sheet Data (at end of period):
Cash and cash equivalents               $  9,660  $  7,057   $23,692   $31,911   $   352
Short-term investments                    37,218    27,283         -         -         -
Working capital                           67,656    48,463    38,090    39,065     3,963
Total assets                             117,263   104,244    94,173    96,911    43,874
Long-term debt and obligations
  under capital leases, primarily
  from related party, net
  of current portion                       3,099     4,163     6,080     5,921     6,396
Total shareholders' equity                85,623    68,194    59,822    56,767    20,701


[FN]
<F1> In 1999, the Company sold its Enterprise Master Person Index product for net proceeds of approximately $750,000. The pre-tax gain resulting from the sale was approximately $681,000. The after-tax gain was approximately $429,000, or $.03 per diluted share.
<F2> In 1999, the Company charged operations $971,000 ($656,000 after-tax, or $.04 per diluted share) related to a reduction in the carrying value of pharmacy software development costs.
<F3> Pursuant to a change in tax law, the Company's income tax expense for
     1999 was reduced by $950,000. This resulted in an increase in earnings per diluted share of $.06.
<F4> In 1998, the Company sold the assets comprising its Managed Care
     Manager Payor software product line for approximately $1.1 million. The pre-tax gain resulting from the sale, after associated write-offs, was approximately $404,000. The after-tax gain was approximately $238,000, or $.02 per diluted share.
<F5> In 1997, the Company charged operations $2,419,000 ($1,451,000 after-
     tax, or $.10 per diluted share) related to the reduction in   the carrying
     value of IntelliCare software development costs.
<F6> In 1997, the Company charged operations $1,265,000 ($1,113,000 after-
     tax, or $.07 per diluted share) for acquired, in-process technology in conjunction with the purchase of the PreciseCare software. In 1996, the Company charged operations $3,252,000, or $.23 per diluted share, for acquired, in-process technology in conjunction with the Antrim acquisition.
<F7> Pro forma data for the years 1996 and 1995 has been computed as if the
     Company had been subject to federal and all applicable state income taxes.

                                  32