Form 10-K405, Exhibit 13
period 2000-12-31
SUNQUEST INFORMATION SYSTEMS INC
filed 2001-03-28
CIK 1011340

                                                     Exhibit 13.1

               SUNQUEST INFORMATION SYSTEMS, INC.
  Table of Contents for Financial Section of 2000 Annual Report



Management's Discussion and Analysis of Financial
   Condition and Results of Operations                 1

Report of Independent Auditors                        12

Consolidated Financial Statements and Notes           13

Selected Consolidated Financial Data                  33

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


Forward-Looking Statements

     This report, and other reports and communications to shareholders, contains forward-looking statements, including statements which contain words such as "will," "expects," "believes," "plans," "anticipates" and words of similar impact. Certain other factors affecting future performance, including but not limited to dependence on laboratory information system ("LIS") products, competition in the marketplace, purchase and installation decisions of customers, pricing decisions of competitors, changes in regulatory requirements, product status and development risks and uncertainties concerning the commercial use of the Internet, could cause actual results to differ materially from such forward-looking statements. These and other factors affecting future performance are detailed in Sunquest Information Systems, Inc.'s (the "Company's") Securities and Exchange Commission filings. The Company undertakes no obligation to publicly update or revise any forward-looking statements.


Overview

     The Company was established in 1979 and became a public company on June 10, 1996, when it closed its initial offering to the public of Common Stock. At December 31, 2000, the Company had an installed customer base of more than 1,200 sites in the United States, Canada, United Kingdom, Saudi Arabia, Ireland and Denmark. Total revenues are derived from the licensing of software, the provision of value-added services, the sale of related hardware and subscription fees. To date, the majority of the Company's revenues have been derived from the sale of its LISs and related hardware, support and services.

     During 2000, the Company began software development activities in Bangalore, India, through its wholly owned subsidiary Sunquest Information Systems (India) Private Limited
("Sunquest India"). This subsidiary was formed to accelerate time to market for the Company's products using highly qualified personnel in a cost-effective manner.

Core Business Segment
---------------------

     In its Core Business segment, the Company designs, develops, markets, installs and supports healthcare information systems for large and mid-sized hospitals, clinics and other facilities, including integrated delivery networks ("IDNs"). The clinical applications and information systems offered by its Core Business segment include laboratory, radiology, pharmacy, clinical data management and clinical financial reporting. Revenues from the Company's Core Business segment are derived from the licensing of software, the provision of value-added services and the sale of related hardware.

     Net income for the Company's Core Business segment was $19.4 million in 2000, $15.8 million in 1999 and $8.3 million in 1998. Diluted net income per share was $1.24 in 2000, $1.01 in 1999 and $.54 in 1998. See Note 13 of Notes to Consolidated Financial Statements.

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

e-Commerce Segment
------------------

     The Company's e-Commerce segment currently provides Internet-based application service provider ("ASP") products targeted at commercial laboratories and hospitals with less than 200 beds. During 2000, through e-Suite, Inc. ("e-Suite"), a wholly owned subsidiary, the Company expanded the distribution of products via this Internet-delivered ASP model. At December 31, 2000, the Company had three ASP products, e-Financial, e-Reference Lab and e-CEM ("Clinical Event Manager") in general release and live at four sites. In addition, a fourth ASP product, e-Hospital Lab, is in Beta testing.

     Net loss for the Company's e-Commerce segment was $6.1 million in 2000 and the diluted net loss per share was $.39. Prior to 2000, results were 100% attributable to the Company's Core Business segment. See Note 13 of Notes to Consolidated Financial Statements.

     In August 2000, the Company announced the formation of a new business, Diagnostix.com, Inc. ("Diagnostix.com"), a wholly owned subsidiary. Diagnostix.com is a business-to-business ("B2B") portal currently in development with three client alpha contracts. Diagnostix.com plans phased development of Web-based products designed to streamline communication between the many constituents of health care - IDNs, laboratories, pharmacies, physicians and patients. Products offered by Diagnostix.com are currently in the development and testing phase, and no revenues are anticipated until the second half of 2001.

     Revenues from the ASP products currently included in the e-Commerce segment are derived from monthly subscription fees and related installation services. Expenses included in the e-Commerce segment relate to the design, development, marketing, installation and support of both the existing ASP products and the products under development, which include the Web enabling of some of the Core Business segment's products, as well as the development of Diagnostix.com's Web-based products.


General

     Net income for 2000, 1999 and 1998 was $13.4 million, $15.8 million and $8.3 million, respectively. Diluted net income per share was $.85 in 2000, $1.01 in 1999 and $.54 in 1998. The effect of the previously described charge to operations and gains on sales of assets, and a change in tax law, discussed below, on diluted net income per share follows:

                                       Year Ended December 31,
                                    ----------------------------
                                      2000      1999      1998
                                    --------  --------  --------
Diluted net income per share
 excluding gain on sale of assets,
 charge to operations
 and change in tax law                  $.85      $.97      $.52
Gain on sale of assets, net of tax         -       .03       .02
Change in tax law                          -       .06         -
Capitalized software development
 cost adjustment, net of tax               -      (.04)        -
                                        ----     -----      ----
                                        $.85     $1.01      $.54
                                        ====     =====      ====

     Revenues from system sales include revenues from software licenses, related hardware, relicensed software and resold software. Revenues from software licenses are generated from contracts that grant the right to use the Company's software products. Hardware revenues are generated from sales of third-party manufactured hardware which is typically sold in conjunction with the Company's software. Revenues from relicensed software and resold software are generated from the Company's licensing and sale of third-party software. Support and service revenues include revenues from installation, training and documentation related to software license revenues, consulting revenues, custom-programming revenues, revenues associated with maintenance and support services and revenues associated with subscription fees related to the Company's ASP products.

     The sales cycle for all of the Company's Core Business products is typically nine to 12 months from initial contact to contract execution. Depending upon the combination of products purchased and the client's installation schedule, typical installation schedules for the Company's Core Business products are eight to 12 months for LISs, seven to ten months for commercial and medical reference laboratory systems, and five to ten months for other clinical products. The sales cycle for the Company's ASP products is typically two to four months, and an installation typically takes from three to five months. Revenues from the software and related installation portions of system sales are recognized on the percentage-of-completion method and are determined based upon actual hours incurred related to total estimated installation hours in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," and SOP 81-
1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," as amended. Anticipated losses are recorded in the earliest period in which such losses become evident. Revenues from the hardware portion of system sales are recognized upon shipment. Maintenance and support services are provided under multi-year renewable agreements with revenues recognized ratably over the term of the agreement. Fees for other services are recognized as the work is performed or on a percentage-of-completion basis. Subscription fees are provided under renewable agreements with revenues recognized ratably over the term of the agreement.

     At December 31, 2000, the Company had a total contract backlog of $121.3 million, which consisted of $49.4 million of system sales and services and $71.9 million of support and subscription fees. At December 31, 1999, total contract backlog was $124.6 million, which consisted of $55.9 million of system sales and services and $68.7 million of support. System sales and services backlog consists of the unearned amounts of signed contracts which have not yet been recognized as revenues.
Support backlog consists primarily of contracted software support for a period of 12 months. Subscription fee backlog consists primarily of contracted subscription fees related to the Company's ASP products for a period of 12 months. The Company is unable to predict accurately the amount of backlog it expects to fill in any particular period, since it adjusts the timing of installations to accommodate clients' needs and since installations typically require eight to 12 months to complete.

     The sales signings delay that began during the third quarter of 1999 continued throughout 2000. The Company believes that the continuation of this delay during 2000 was the result of carryover issues related to the Year 2000, the Balanced Budget Amendment of 1997, the potential costs associated with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the erosion of customers' investment portfolios due to the equity market's decline in 2000. Total sales signings for 2000 were 25.2% below 1999 and estimated gross profit on sales signings was 26.3% below 1999. Total sales signings and estimated gross profit on sales for 1999 were 13.6% and 7.2%, respectively, below 1998. Based on the existing growth in requests for proposals to provide software and services to prospective customers, management believes that sales signings will accelerate during 2001. If sales signings do not accelerate, as anticipated, the Company's financial condition or results of operations could be adversely affected.

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

                                   Year Ended December 31,
                                 ----------------------------
                                   2000      1999      1998
                                 --------  --------  --------
Revenues:
  System sales                     38.0 %     40.7 %    50.1 %
  Support and service              62.0       59.3      49.9
                                  -----      -----     -----
    Total revenues                100.0      100.0     100.0
                                  -----      -----     -----
Operating expenses:
  Cost of system sales             17.8       16.7      22.7
  Client services                  24.9       27.9      27.3
  Research and development         17.3       12.2      12.7
  Sales and marketing              13.5       13.1      14.5
  General and administrative       12.2       11.9      11.7
  Gain on sale of assets              -       (0.5)     (0.3)
  Capitalized software
    development cost adjustment       -        0.7         -
                                  -----      -----     -----
    Total operating expenses       85.7       82.0      88.6
                                  -----      -----     -----
Operating income                   14.3       18.0      11.4
Other income (expense):
  Interest income                   2.7        1.3       1.1
  Interest expense                 (0.9)      (0.9)     (0.9)
  Other                             0.6       (0.6)        -
                                  -----      -----     -----
Income before income taxes         16.7       17.8      11.6
Income tax provision                5.6        5.8       4.7
                                  -----      -----     -----
Net income                         11.1 %     12.0 %     6.9 %
                                  =====      =====     =====


Comparison of Years Ended December 31, 2000 and December 31, 1999

     Revenues. The Company's total revenues were $120.6 million in 2000 compared to $131.7 million in 1999, a decrease of $11.1 million, or 8.4%. Revenues from system sales were $45.9 million in 2000 compared to $53.7 million in 1999, a decrease of $7.8 million, or 14.5%. This decrease was attributable to a decrease in installations of software and hardware system deliveries. Revenues from support and service were $74.8 million in 2000 compared to $78.0 million in 1999, a decrease of $3.3 million, or 4.2%. This decrease was primarily attributable to decreased service fees in 2000 compared to 1999 related to Year 2000 installations of the Company's commercial laboratory products. This decrease was partially offset by a 10.2% growth in support services to the Company's installed customer base.

     Cost of System Sales. Cost of system sales includes the costs of computer hardware, relicensed software and resold software purchased from third parties, hardware maintenance contracts and amortization of previously capitalized software development costs. Cost of system sales was $21.4 million in 2000 compared to $21.9 million in 1999, a decrease of $498,000, or 2.3%. As a percentage of total revenues, cost of system sales was 17.8% in 2000 compared to 16.7% in 1999. The dollar decrease was primarily attributable to a decrease in hardware system deliveries partially offset by increased support and maintenance costs. This increase in support and maintenance costs is primarily attributable to maintenance agreements for additional sites. Amortization of previously capitalized software development costs was $3.6 million in both 2000 and 1999.

     Client Services. Client services expenses include salaries and expenses of product installation, support and consulting. Client services expenses were $30.1 million in 2000 compared to $36.7 million in 1999, a decrease of $6.6 million, or 18.0%. As a percentage of total revenues, client services expenses were 24.9% in 2000 compared to 27.9% in 1999. The dollar decrease in client services expenses was primarily attributable to reductions in staff and outside consultants which were dedicated to Year 2000 installations in 1999.

     Research and Development. Research and development expenses include salaries and expenses related to development and documentation of software systems reduced by capitalized software development costs. Research and development expenses were $20.9 million in 2000 compared to $16.1 million in 1999, an increase of $4.7 million, or 29.3%. As a percentage of total revenues, research and development expenses were 17.3% in 2000 compared to 12.2% in 1999. The dollar increase in research and development expenses was primarily attributable to increased efforts related to the development, enhancement and documentation of the Company's e-Commerce and clinical laboratory systems partially offset by decreased expenses related to the Company's commercial laboratory and non-clinical laboratory systems. The Company capitalized $4.0 million of its software development costs in 2000 compared to $3.0 million in 1999, an increase of $1.1 million, or 36.0%. The increase in capitalized software development costs was primarily attributable to capitalization of the Company's e-Commerce products and increased capitalization of the clinical laboratory, pharmacy and radiology systems. The increases were partially offset by decreased capitalization of the commercial laboratory systems.

     Sales and Marketing. Sales and marketing expenses include salaries, commissions, advertising, trade show costs, and user group costs related to the sale and marketing of the Company's systems. Sales and marketing expenses were $16.3 million in 2000 compared to $17.3 million in 1999, a decrease of $1.0 million, or 5.8%. As a percentage of total revenues, sales and marketing expenses were 13.5% in 2000 compared to 13.1% in 1999. The dollar decrease was primarily attributable to decreases in commissions resulting from a decline of 25.2% in sales bookings in 2000 compared to 1999 and to other sales staff incentives.
The decreases were partially offset by expenses related to the Company's e-Commerce initiatives incurred through its wholly owned subsidiaries, e-Suite and Diagnostix.com, which were formed during 2000.

     General and Administrative. General and administrative expenses include salaries and expenses for the corporate administration, finance, legal, human resources, corporate education, facilities administration, internal systems and internal purchasing departments as well as depreciation, profit sharing, variable executive compensation, insurance and capital lease amortization net of rental credit. General and administrative expenses were $14.7 million in 2000 compared to $15.6 million in 1999, a decrease of $915,000, or 5.9%. As a percentage of total revenues, general and administrative expenses were 12.2% in 2000 compared to 11.9% in

1999. The dollar decrease was primarily attributable to decreases in variable compensation relating to employee incentives, taxes other than income and amortization of intangible assets. Employee incentive goals required for variable compensation were not achieved in the current year but were in 1999. The decreases were partially offset by increases in salaries and benefits related to the Company's e-Commerce initiatives, legal fees and expenses related to its wholly owned subsidiary, Sunquest India.

     Transition Costs. For the year ended December 31, 2000, the Company paid previously accrued transition costs established at the time of the acquisition of Antrim Corporation ("Antrim") of $219,000, as compared to $1.4 million paid in 1999. These costs were associated with replacing certain Antrim software products with Sunquest products. At December 31, 2000, approximately $86,000 remains accrued for these costs which will cover the remaining transition and be paid during the next operating period.

     Income Taxes. Income taxes were $6.7 million in 2000 compared to $7.6 million in 1999, a decrease of $896,000, or 11.8%. This decrease was primarily attributable to lower taxable income in 2000 compared to 1999 partially offset by a .9% increase in the Company's effective tax rate. The increase in the effective tax rate is primarily attributable to a one-time tax benefit recognized in 1999 associated with the recognition of tax losses of Antrim.

     At December 31, 2000, the Company had an acquired net operating loss carry forward for tax purposes of approximately $1.9 million that was generated by Antrim. This amount can be carried forward and used to offset future taxable income. This loss carry forward is subject to limitations as to the amount and timing of its use. The Company anticipates that future taxable income will be sufficient to realize the net operating loss carry forward. See Note 8 of Notes to Consolidated Financial Statements.


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

     Research and Development. Research and development expenses were $16.1 million in 1999 compared to $15.3 million in 1998, an increase of $819,000, or 5.3%. As a percentage of total revenues, research and development expenses were 12.2% in 1999 compared to 12.7% in 1998. The dollar increase in research and development expenses was primarily attributable to increased efforts related to the development, enhancement and documentation of the Company's clinical laboratory systems, legal and professional fees associated with the United States Food and Drug Administration registration of the Company's Blood Bank product and increased efforts related to the development, enhancement and documentation of the Company's e-Suite and CEM systems. The increases were partially offset by decreased expenses related to non-laboratory products and the discontinuance of the MCM and EMPI products. The Company capitalized $3.0 million of its software development costs in 1999 compared to $3.1 million in 1998, a decrease of $198,000, or 6.3%. The decrease in capitalized software development costs was primarily attributable to decreased capitalization of the Company's reference laboratory and pharmacy products. The decreases were partially offset by increased capitalization of the clinical laboratory systems.

     Sales and Marketing. Sales and marketing expenses were $17.3 million in 1999 compared to $17.6 million in 1998, a decrease of $252,000, or 1.4%. As a percentage of total revenues, sales and marketing expenses were 13.1% in 1999 compared to 14.5% in 1998. The dollar decrease was primarily attributable to decreased commissions resulting from a decline of 13.6% in sales bookings in 1999 partially offset by additional sales staff for the Company's reference laboratory products and the European market and increased advertising and marketing expense.

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

     Transition Costs.  For the year ended December 31, 1999, the
Company paid previously accrued transition costs established at the time of the acquisition of Antrim of $1.4 million, as compared to $1.5 million paid in 1998. These costs were primarily associated with replacing certain Antrim software products with Sunquest products.

     Income Taxes. Income taxes were $7.6 million in 1999 compared to $5.7 million in 1998, an increase of $1.9 million, or 32.8%. This increase was primarily attributable to higher taxable income in 1999 compared to 1998 partially offset by an 8.3% decrease in the Company's effective tax rate. The decrease in the effective tax rate was primarily attributable to a decrease in the Company's valuation allowance and research and development credits. The decrease in valuation allowance was due to a change in tax law that has mitigated certain limitations on pre-acquisition net operating loss carry forwards. Based on the tax law change, management determined that it is more likely than not that the pre-acquisition net operating loss obtained in connection with the Antrim acquisition will be realized. Therefore, the previously recorded valuation allowance of $950,000 provided for Antrim's separate company net operating loss was eliminated. Recently issued accounting rules resulted in this non-recurring reduction to the valuation allowance being recognized as a credit to income taxes.


Liquidity and Capital Resources

     At December 31, 2000, the Company had cash, cash equivalents and short-term investments of $70.4 million, which consisted of cash of $8.5 million and short-term investments of $61.9 million. This compares to cash, cash equivalents and short-term investments of $46.9 million at December 31, 1999, an increase of $23.6 million. Cash provided by operating activities was $35.0 million, $19.8 million and $18.8 million in 2000, 1999 and 1998, respectively.

     As of December 31, 2000, the Company had net trade receivables of $35.4 million which consisted of $21.9 million in net billed trade receivables and $13.5 million in unbilled trade receivables. See Note 4 of Notes to Consolidated Financial Statements. At December 31, 1999, the Company had net trade receivables of $43.1 million which consisted of $31.0 million in net billed trade receivables and $12.1 million in unbilled trade receivables. Net trade receivables have decreased by $7.7 million since December 31, 1999, with $9.1 million related to the net billed trade receivables partially offset by an increase in the unbilled portion of $1.4 million. The unbilled receivables represent revenue that has been recognized in accordance with the percentage-of-completion accounting method, but which has not yet been billed to customers under contractual milestone billings. Generally, the unbilled amounts will be billed and collected within the following twelve months. The Company maintains an allowance for doubtful accounts that it believes is adequate to cover potential credit losses. The average collection period, a twelve-month average, on net billed trade receivables was 73 days at December 31, 2000 compared to 76 days at December 31, 1999.
The Company's intensified collection efforts have resulted in a seven-day decrease in the average collection period since September 30, 2000. Days sales outstanding ("DSO") was 99 at December 31, 2000 compared to 107 at September 30, 2000 and 120 at December 31, 1999. This represents the Company's lowest reported DSO since its initial public offering in May of 1996.

     Cash used in investing activities was $34.6 million, $17.7 million and $34.7 million in 2000, 1999 and 1998, respectively. During 2000, purchases of investments totaled $42.7 million, proceeds from the sale of investments totaled $16.1 million and proceeds from the maturity of investments totaled $1.9 million. Purchases of property and equipment totaled $5.5 million and consisted primarily of purchases of computers, computer-related equipment, computer software, office furniture and equipment, and leasehold improvements. Capitalized software development costs totaled $4.1 million. Costs related to acquisitions totaled $254,000 and were primarily associated with previously accrued sales tax payments and replacing certain Antrim software products with Sunquest products.

     Cash used in financing activities was $902,000 in 2000.
Cash provided by financing activities was $706,000 in 1999. Cash used in financing activities was $658,000 in 1998. During 2000, the Company made principal payments on capital leases of $1.1 million. In addition, the Company issued 9,436 shares of the Company's Common Stock for approximately $99,000 under the Employee Stock Purchase Plan and 6,288 shares of Common Stock for approximately $63,000 under the Stock Incentive Plan of 1996, as amended.

     At December 31, 2000, working capital was $78.0 million, an increase of $10.3 million from December 31, 1999.

     At December 31, 2000, the Company had a revolving line of credit with a bank allowing the Company to borrow up to $10.0 million. Any borrowings under the line of credit will bear interest at the bank reference rate unless the Company elects a fixed rate or certain variable rates contemplated by the agreement. All outstanding principal and interest under the line of credit is due April 28, 2001 except for any amounts outstanding under standby letters of credit which have a maximum maturity of 365 days. Borrowings under the line of credit are secured by all of the Company's assets. Approximately $610,000 of the line of credit is used to secure letters of credit and is not available for immediate expenditure. There were no borrowings outstanding as of December 31, 2000. See Note 7 of Notes to Consolidated Financial Statements.

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

New Accounting Standards

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities" ("SFAS No. 133"). SFAS No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS No. 133 is effective for years beginning after June 15, 2000. Presently, management does not believe that SFAS No. 133 will have a material impact on the Company's financial statements.

     During the fourth quarter of 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB No. 101"), "Revenue Recognition in Financial Statements." The adoption of SAB No. 101 did not have a material impact on the Company's financial position and results of operations.

     On March 31, 2000, FASB issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation," which provides guidance on several implementation issues related to Accounting Principles Board Opinion No. 25 and is effective July 1, 2000. FIN 44 clarifies the definition of employee and the accounting for stock options that have been repriced. The Company adopted FIN 44 during the second quarter of 2000. The adoption of FIN 44 did not have a material impact on the Company's financial position and results of operations.

REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Sunquest Information Systems, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Sunquest Information Systems, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunquest Information Systems, Inc. and subsidiaries at December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.



                                             /s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
February 2, 2001

                    Sunquest Information Systems, Inc.
                        Consolidated Balance Sheets

                                                        December 31,
                                                    --------------------
                                                      2000        1999
                                                    --------    --------
                                              (in thousands, except share data)
                        ASSETS
        Current assets:
          Cash and cash equivalents                 $  8,523   $  9,660
          Short-term investments                      61,908     37,218
          Receivables, less allowance for
            doubtful accounts of $1,212 in
            2000 and $1,970 in 1999                   35,385     43,079
          Other receivables                              381        312
          Inventory                                    1,309        612
          Prepaid expenses and other                   1,573      1,469
          Deferred tax assets                          1,547      1,888
                                                    --------   --------
              Total current assets                   110,626     94,238

        Property and equipment, net of
          accumulated depreciation                    12,207     10,100
        Capital leases from related party,
          net of accumulated amortization              1,720      2,512
        Software development costs, net of
          accumulated amortization                    10,053      9,493
        Other receivables                                 29         31
        Deferred tax assets                            1,973        479
        Other assets                                     307        410
                                                    --------   --------
                  Total assets                      $136,915   $117,263
                                                    ========   ========

         LIABILITIES AND SHAREHOLDERS' EQUITY
        Current liabilities:
          Accounts payable                          $  6,909   $  2,485
          Obligations under capital leases
            from related party                         1,280      1,064
          Accrued compensation and related taxes       4,990      5,646
          Accrued expenses                             4,045      5,468
          Deferred revenue                            15,439     11,919
                                                    --------   --------
              Total current liabilities               32,663     26,582

        Obligations under capital leases from
          related party                                1,819      3,099
        Deferred income taxes                          3,922      1,959
        Commitments (Notes 9, 10)                          -          -
        Shareholders' equity:
          Preferred stock, 15,000,000 shares
            authorized, no shares issued                   -          -
          Common stock, no par value,
            35,000,000 shares authorized,
            15,562,924 and 15,547,200 shares
            issued and outstanding
            in 2000 and 1999, respectively            52,653     52,460
          Retained earnings                           46,863     33,490
          Accumulated other comprehensive loss        (1,005)      (327)
                                                    --------   --------
              Total shareholders' equity              98,511     85,623
                                                    --------   --------
                  Total liabilities and
                    shareholders' equity            $136,915   $117,263
                                                    ========   ========


See accompanying notes.

                    Sunquest Information Systems, Inc.
        Consolidated Statements of Income and Comprehensive Income


                                       Year Ended December 31,
                                  ----------------------------------
                                     2000        1999        1998
                                  ----------  ----------  ----------
                                 (in thousands, except per share data)
Revenues:
  System sales                      $ 45,872    $ 53,656    $ 60,549
  Support and service                 74,761      78,049      60,226
                                    --------    --------    --------
    Total revenues                   120,633     131,705     120,775
                                    --------    --------    --------
Operating expenses:
  Cost of system sales                21,432      21,930      27,424
  Client services                     30,113      36,720      32,945
  Research and development            20,851      16,128      15,309
  Sales and marketing                 16,298      17,304      17,556
  General and administrative          14,725      15,640      14,196
  Gain on sale of assets                   -        (681)       (404)
  Capitalized software
    development cost adjustment            -         971           -
                                    --------    --------    --------
    Total operating expenses         103,419     108,012     107,026
                                    --------    --------    --------
Operating income                      17,214      23,693      13,749
Other income (expense):
  Interest income                      3,213       1,710       1,348
  Interest expense                    (1,083)     (1,211)     (1,090)
  Other                                  731        (796)          2
                                    --------    --------    --------
Income before income taxes            20,075      23,396      14,009
Income tax provision                   6,702       7,598       5,720
                                    --------    --------    --------
Net income                            13,373      15,798       8,289
Other comprehensive (loss)
  income, net of tax:
  Foreign currency translation
    adjustment                          (678)       (208)        (64)
  Unrealized (loss) gain on
    securities available-for-sale          -          (5)          5
                                    --------    --------    --------
Comprehensive income                $ 12,695    $ 15,585    $  8,230
                                    ========    ========    ========

Net income per common share:
  Basic                                 $.86       $1.02        $.54
                                        ====       =====        ====
  Diluted                               $.85       $1.01        $.54
                                        ====       =====        ====

Weighted-average number of common
  shares outstanding:
  Basic                               15,553      15,445      15,383
                                      ======      ======      ======
  Diluted                             15,665      15,609      15,404
                                      ======      ======      ======

See accompanying notes.

                       Sunquest Information Systems, Inc.
                 Consolidated Statements of Shareholders' Equity

                                                                               Accumulated
                                                                                  Other          Total
                                                 Common Stock       Retained  Comprehensive  Shareholders'
                                              Shares      Amount    Earnings  (Loss) Income     Equity
                                            ----------  ----------  --------  -------------  -------------
                                                           (in thousands, except share data)
Balance at December 31, 1997                15,375,962     $50,474   $ 9,403        $   (55)       $59,822
  Issuance of common stock through
    Employee Stock Purchase Plan, net           18,498         142         -              -            142
  Foreign currency translation adjustment            -           -         -            (64)           (64)
  Net change in unrealized gain on
    securities available-for-sale                    -           -         -              5              5
  Net income                                         -           -     8,289              -          8,289
                                            ----------     -------   -------        -------        -------
Balance at December 31, 1998                15,394,460      50,616    17,692           (114)        68,194
  Issuance of common stock through
    Employee Stock Purchase Plan, net           10,652         129         -              -            129
  Issuance of common stock upon the
    exercise of nonqualified stock options     142,088       1,494         -              -          1,494
  Tax benefit related to exercise of
    nonqualified stock options                       -         221         -              -            221
  Foreign currency translation adjustment            -           -         -           (208)          (208)
  Net change in unrealized gain on
    securities available-for-sale                    -           -         -             (5)            (5)
  Net income                                         -           -    15,798              -         15,798
                                            ----------     -------   -------        -------        -------
Balance at December 31, 1999                15,547,200      52,460    33,490           (327)        85,623
  Issuance of common stock through
    Employee Stock Purchase Plan, net            9,436          99         -              -             99
  Issuance of common stock upon the
    exercise of nonqualified stock options       6,288          63         -              -             63
  Tax benefit related to exercise of
    nonqualified stock options                       -           8         -              -              8
  Compensation expense related to
    nonqualified stock options                       -          23         -              -             23
  Foreign currency translation adjustment            -           -         -           (678)          (678)
  Net income                                         -           -    13,373              -         13,373
                                            ----------     -------   -------        -------        -------
Balance at December 31, 2000                15,562,924     $52,653   $46,863        $(1,005)       $98,511
                                            ==========     =======   =======        =======        =======


See accompanying notes.

                             Sunquest Information Systems, Inc.
                           Consolidated Statements of Cash Flows

                                                             Year Ended December 31,
                                                        ----------------------------------
                                                           2000        1999        1998
                                                        ----------  ----------  ----------
                                                                  (in thousands)
Cash flows from operating activities:
  Net income                                             $  13,373   $  15,798   $   8,289
  Adjustments to reconcile net income to
    net cash provided by operating activities:
    Depreciation and amortization                            7,886       8,273       8,108
    Employee stock compensation expense                         23           -           -
    Capitalized software development cost adjustment             -         971           -
    Bad debt expense                                           842       1,497         670
    Deferred revenue                                         3,520      (1,347)      1,811
    Deferred income taxes                                      810      (1,176)      1,830
    Tax benefit related to exercise of nonqualified
      stock options                                              8         221           -
    Gain on sale of assets                                       -        (681)       (404)
  Changes in operating assets and liabilities:
    Receivables                                              6,852      (4,274)     (4,831)
    Inventory                                                 (697)        (46)         27
    Prepaid expenses and other                                (104)       (242)       (118)
    Other assets                                               (64)         85         159
    Accounts payable                                         4,424      (1,236)        320
    Accrued compensation and related taxes                    (656)      1,047          76
    Other accrued expenses                                  (1,169)        914       2,896
                                                         ---------   ---------   ---------
        Net cash provided by operating activities           35,048      19,804      18,833
                                                         ---------   ---------   ---------
Cash flows from investing activities:
  Purchase of property and equipment                        (5,533)     (3,195)     (2,559)
  Costs related to acquisitions                               (254)     (1,362)     (1,894)
  Capitalized software development costs                    (4,128)     (3,950)     (4,148)
  Purchase of investments                                  (42,708)    (42,103)    (89,594)
  Proceeds from sale of investments                         16,118      29,996      62,319
  Proceeds from maturity of investments                      1,900       2,165           -
  Proceeds from sale of assets                                   -         750       1,130
                                                         ---------   ---------   ---------
        Net cash used in investing activities              (34,605)    (17,699)    (34,746)
                                                         ---------   ---------   ---------

Cash flows from financing activities:
  Principal payments on capitalized leases,
    primarily from related party                            (1,064)       (917)       (800)
  Net proceeds from issuance of stock                          162       1,623         142
                                                         ---------   ---------   ---------
        Net cash (used in) provided by
          financing activities                                (902)        706        (658)
                                                         ---------   ---------   ---------
Foreign currency translation adjustment                       (678)       (208)        (64)
                                                         ---------   ---------   ---------
        Net (decrease) increase in cash
          and cash equivalents                              (1,137)      2,603     (16,635)
Cash and cash equivalents at beginning of year               9,660       7,057      23,692
                                                         ---------   ---------   ---------
Cash and cash equivalents at end of year                 $   8,523   $   9,660   $   7,057
                                                         =========   =========   =========

Supplemental disclosure of cash flow information:
  Cash paid for income taxes                             $   6,070   $   8,108   $   2,550
                                                         =========   =========   =========
  Cash paid for interest                                 $       2   $       1   $      15
                                                         =========   =========   =========

Supplemental disclosure of non cash investing
  and financing activities:
  Disposal of property and equipment                     $   3,428   $   2,345   $   3,768
                                                         =========   =========   =========
  Capitalized software development cost adjustment       $       -   $   1,662   $       -
                                                         =========   =========   =========

See accompanying notes.

               SUNQUEST INFORMATION SYSTEMS, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2000

1.  Significant Accounting Policies

     Nature of Business

     Sunquest Information Systems, Inc. ("the Company") designs, develops, markets, installs and supports healthcare information systems for large and mid-sized hospitals, clinics and other healthcare facilities in the United States, Canada, United Kingdom, Saudi Arabia, Ireland and Denmark. Beginning in 2000, the Company's e-Commerce segment began providing Internet-based application service provider ("ASP") products targeted at commercial laboratories and hospitals with less than 200 beds. Total revenues are derived from the licensing of software, the provision of value-added services, the sale of related hardware and subscription fees associated with the Company's ASP products. To date, the Company has derived the majority of its revenues from sales of laboratory information systems ("LISs") and related implementation and support services in the United States. The Company expects that it will continue to derive a significant portion of its total revenues for the foreseeable future from sales of LISs and related implementation and support services.

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company, Sunquest Europa Limited, Sunquest Germany GmbH, Antrim Corporation ("Antrim"), Sunquest Pharmacy Information Systems, Inc., e-Suite, Inc. ("e-Suite"), Sunquest Information Systems (India) Private Limited ("Sunquest India") and Diagnostix.com, Inc. ("Diagnostix.com"). Sunquest India and e-Suite are wholly owned subsidiaries that were formed during the first quarter of 2000. Diagnostix.com, a wholly owned subsidiary, was formed during the third quarter of 2000. All transactions between the Company and its consolidated subsidiaries have been eliminated in preparing the consolidated financial statements.

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

     Revenues for the hardware portion of system sales are recognized upon shipment. Maintenance and support services are provided under multi-year renewable agreements with revenues recognized ratably over the term of the agreement. Fees for other services are recognized as the work is performed or on a percentage-of completion basis. Subscription fees are provided under renewable agreements with revenues recognized ratably over the term of the agreement.

     Customer payment terms vary and typically become billable in periods different from the revenues recognized. Revenues recognized in advance of billings are classified with current assets as unbilled receivables and are included in the balance sheet as receivables. Billings recognized in advance of revenues are classified with current liabilities as deferred revenue.

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

     Investment Securities

     The Company accounts for investment securities based on Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115 provides the accounting and reporting requirements for investments in securities that have readily determinable fair values and for all investments in debt securities. At December 31, 2000 and 1999, all of the Company's investments in debt securities have been classified as available-for-sale securities. Available-for-sale securities are carried at fair value with net unrealized gains and losses on such securities, net of tax, reported as a component of shareholders' equity and associated changes as an element of comprehensive income. See Note 2 of Notes to Consolidated Financial Statements.

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

     Long-Lived Assets

     The Company periodically assesses the recoverability of the costs of its long-lived assets. In accordance with Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on estimated fair values of the assets. Estimates of fair values are based on quoted market prices, when available, prices of similar assets and the results of valuation techniques utilizing discounted cash flows. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Intangibles/Acquisition

     Certain intangible assets were acquired in connection with the acquisition of 100% of the outstanding capital stock of Antrim in 1996. This acquisition was accounted for as a purchase. Total consideration for Antrim was $5,000,000 plus assumed obligations. These assets are being amortized over their remaining useful lives of five and seven years.

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


2.  Investments

     At December 31, 2000, the Company had $61,908,000 of securities available-for-sale, which consisted of $8,800,000 of tax-exempt municipals and $53,108,000 of short-term demand notes. At December 31, 1999, the Company had $37,218,000 of securities available-for-sale, which consisted of $12,300,000 of tax-exempt municipals and $24,918,000 of short-term demand notes. At December 31, 2000 and 1999, the cost of these securities was equal to their fair value, therefore, there were no gross unrealized gains or losses.

     In determining gross realized gains and losses on sales or maturities of securities, specific identification is used. Gross realized gains were $1,000 in 2000. Gross realized losses were $7,000 in 1999. There were no gross realized gains or losses in 1998.

     The amortized cost and estimated fair value of debt securities at December 31, 2000, by contractual maturity, are shown below.

                                              Estimated
                                    Cost      Fair Value
                                  --------    ----------
                                      (in thousands)
          Within one year          $53,108       $53,108
          Five to ten years          1,000         1,000
          Over ten years             7,800         7,800
                                   -------       -------
            Total                  $61,908       $61,908
                                   =======       =======

3.  Net Income Per Share

     The following table sets forth the computation of basic and diluted net income per share:

                                                     Year Ended December 31,
                                             --------------------------------------
                                                 2000         1999         1998
                                             ------------ ------------ ------------
Numerator for basic and diluted net
  income per share:
  Net income                                  $13,373,000  $15,798,000   $8,289,000
                                              ===========  ===========   ==========
Denominator:
   Denominator for basic net income
     per share -- weighted-average shares      15,552,981   15,445,125   15,382,508
     Dilutive effect of stock options             111,949      163,734       21,950
                                              -----------  -----------   ----------
   Denominator for diluted net income
    per share -- adjusted
    weighted-average shares                    15,664,930   15,608,859   15,404,458
                                              ===========  ===========   ==========

Basic net income per share                           $.86        $1.02         $.54
                                                     ====        =====         ====
Diluted net income per share                         $.85        $1.01         $.54
                                                     ====        =====         ====

     Options to purchase 1,875,534, 410,006 and 920,473 shares of common stock were outstanding at December 31, 2000, 1999 and 1998, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.


4.  Receivables

     Receivables consist of the following:

                                             December 31,
                                          ------------------
                                            2000      1999
                                          --------  --------
                                            (in thousands)
          Billed receivables               $23,072   $32,922
          Unbilled receivables              13,525    12,127
                                           -------   -------
                                            36,597    45,049
          Allowance for doubtful accounts   (1,212)   (1,970)
                                           -------   -------
               Total receivables           $35,385   $43,079
                                           =======   =======

     Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms.

     Substantially all receivables are derived from sales and related implementation and support services of the Company's LISs to healthcare providers located throughout the United

States and in certain foreign countries. Included in receivables at December 31, 2000 and 1999 are amounts due from European healthcare providers of approximately $1,315,000 and $2,932,000, respectively. Total revenues include European revenues of $2,582,000 and $4,537,000 for the years ended December 31, 2000 and 1999, respectively.

     Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required.
The provision for bad debt expense recognized in 2000, 1999 and 1998 was $842,000, $1,497,000 and $670,000, respectively. During
2000, 1999 and 1998, $1,600,000, $1,572,000 and $577,000,
respectively, of receivables were charged against the allowance.


5.  Property and Equipment

     Property and equipment consist of the following:

                                             December 31,
                                          ------------------
                                            2000      1999
                                          --------  --------
                                            (in thousands)
          Building                         $ 2,000   $ 2,000
          Land                                 257       257
          Computers and software            10,980     9,840
          Furniture and fixtures             1,901     1,542
          Leasehold improvements             4,861     4,292
          Other equipment and vehicles          74        37
                                           -------   -------
                                            20,073    17,968
          Accumulated depreciation          (7,866)   (7,868)
                                           -------   -------
               Total property and
                 equipment, net            $12,207   $10,100
                                           =======   =======

     Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was approximately $3,426,000, $3,296,000 and
$3,605,000, respectively.


6.  Capitalized Software Development Costs

     During the years ended December 31, 2000, 1999 and 1998, the Company capitalized $4,013,000, $2,950,000 and $3,148,000, respectively, of total software development costs of $24,864,000, $19,078,000 and $18,457,000, respectively. Amortization expense related to capitalized software development costs for the years ended December 31, 2000, 1999 and 1998 was $3,568,000, $3,562,000
and $3,364,000, respectively, and accumulated amortization was $22,778,000, $19,210,000 and $16,350,000, respectively.

     In accordance with Statement of Financial Accounting
Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," the Company charged operations $971,000 related to the reduction in carrying value of pharmacy software development costs during the fourth quarter of 1999. The carrying value was reduced to recognize that future anticipated revenues would not be sufficient to recover these costs. The after-tax effect was a reduction to net income of approximately $656,000, or $.04 per diluted share.


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

     At December 31, 2000, the Optional Rates and the Bank of America Rate ranged from 7.55% to 9.5%. All outstanding principal and interest under the line of credit are due April 28, 2001 except for any amounts under the line of credit outstanding under financing standby letters of credit which have a maximum maturity of 365 days. Amounts borrowed under the line of credit are secured by all of the Company's assets. Approximately $610,000 of the line of credit is used to secure letters of credit and is not available for immediate expenditure. The amount of letters of credit outstanding at any one time may not exceed $5,000,000.

     The line of credit contains requirements as to minimum levels of working capital, net worth and cash flow and places certain restrictions on new debt, acquisitions, capital expenditures and loans to related parties. The agreement prohibits the payment of any capital distributions or dividends.

     There were no borrowings outstanding as of December 31, 2000 and 1999 under the line of credit.

8.  Income Taxes

     The provision for income taxes, reconciliation of income tax expense and components of deferred tax assets and liabilities are set forth below.

     Provision for Income Taxes

                                    Year Ended December 31,
                                 ----------------------------
                                   2000      1999      1998
                                 --------  --------  --------
                                        (in thousands)
Current tax expense:
  Federal                          $5,055    $7,176    $3,223
  State                               837     1,600       813
                                   ------    ------    ------
    Total current tax expense       5,892     8,776     4,036
                                   ------    ------    ------
Deferred tax expense (benefit):
  Federal                             673    (1,108)    1,449
  State                               137       (70)      235
                                   ------    ------    ------
    Total deferred tax
      expense (benefit)               810    (1,178)    1,684
                                   ------    ------    ------
         Total income tax expense  $6,702    $7,598    $5,720
                                   ======    ======    ======

     Reconciliation of Income Tax Expense

                                    Year Ended December 31,
                                 ----------------------------
                                   2000      1999      1998
                                 --------  --------  --------
                                        (in thousands)
Income tax provision at the
  statutory rate                   $7,026    $7,955    $4,763
Increases (decreases):
  State income taxes                  633     1,081       647
  Valuation allowance reduction         -      (950)        -
  Research and development credit    (726)     (300)        -
  Tax-exempt interest income         (209)     (584)     (471)
  Meals and entertainment              47       248       223
  Foreign taxes                        17       (63)      105
  Other                               (86)      211       453
                                   ------    ------    ------
      Total income tax expense     $6,702    $7,598    $5,720
                                   ======    ======    ======

     The decrease in the valuation allowance during 1999 was due to a change in tax law that has mitigated certain limitations on pre-acquisition net operating loss carry forwards. Based on the tax law change, management determined that it is more likely than not that the pre-acquisition net operating loss obtained in connection with the Antrim acquisition will be realized. In accordance with Emerging Issues Task Force Issue 99-15, the Company recorded the non-recurring reduction in valuation allowance as a credit to income tax expense.

     Sunquest India was granted a ten-year holiday from income taxes by the Government of India, Ministry of Industry, that will terminate in March of 2010. This holiday from income taxes reduced the Company's income tax expense by approximately $31,000 during the year ended December 31, 2000.

     Components of Deferred Tax Assets and Liabilities

                                             December 31,
                                          ------------------
                                            2000      1999
                                          --------  --------
                                            (in thousands)
          Deferred tax assets:
            Net operating loss carry
              forwards acquired             $  668    $  846
            Transition costs accruals          222       228
            Capital leases                     767       638
            Vacation and compensation
              accruals                         474     1,165
            Bad debt allowance                 481       745
            Deferred revenue                    59        56
            Fixed assets                        67         -
            Other                              782       622
                                            ------    ------
                Total deferred tax assets    3,520     4,300
                                            ------    ------
          Deferred tax liabilities:
            Software development             3,789     3,604
            Acquired intangibles               103       129
            Fixed assets                         -        84
            Other                               30        75
                                            ------    ------
                Total deferred tax
                  liabilities                3,922     3,892
                                            ------    ------
                    Net deferred tax
                      (liabilities) assets  $ (402)   $  408
                                            ======    ======

     The Company has an acquired net operating loss carry forward of approximately $1,909,000 that was generated by Antrim. This amount can be carried forward and used to offset future taxable income. This loss carry forward is subject to limitations as to the amount and timing of its use. The net operating loss carry forward will expire in the year 2010.


9.  Leases

     The Company leases two buildings from Any Travel, Inc. ("Any Travel"), an affiliated entity, under capital leases. The affiliation is through common ownership of the Company and Any Travel. The Company also leases certain buildings and equipment from third parties under noncancelable lease arrangements that may be adjusted for increases in maintenance and insurance costs and the consumer price index. These capital and operating leases expire in various years through May 2006 and may be renewed for periods ranging from one to five years.

     Amortization expense related to leased assets for the years ended December 31, 2000, 1999 and 1998 was $792,000, $838,000 and
$883,000, respectively.

     Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2000:

                                          Capital   Operating
                                           Leases     Leases
                                         ---------  ---------
                                            (in thousands)
2001                                        $2,178     $1,212
2002                                         1,771      1,175
2003                                         1,249      1,004
2004                                           416        740
2005                                             -        752
Thereafter                                       -        316
                                            ------     ------
Total minimum lease payments                 5,614     $5,199
                                                       ======
Amounts representing interest                2,515
                                            ------
     Present value of net minimum
       lease payments (including current
       portion of $1,280)                   $3,099
                                            ======

     At December 31, 2000, aggregate future minimum rental payments to be received under noncancelable leases and subleases were approximately $1,104,000.

     Rental expense for the years ended December 31, 2000, 1999 and 1998 was approximately $1,240,000, $1,199,000 and $1,227,000, respectively.


10. Commitments

     The Company has granted liens on all of its assets to a vendor to secure amounts due for purchases of hardware and other equipment.


11. Employee Benefit Plans

     Profit Sharing Plan

     The Company has a Profit Sharing Plan covering substantially all of its employees. Under provisions of the plan, participants may contribute up to 15% of their eligible compensation to the plan and the Company can make discretionary contributions to the plan. Effective January 1, 1998, the Company began matching 100% of up to the first 3% of employee contributions and the vesting period was reduced from five years to three years. Matching contributions were $1,029,000, $1,050,000 and $912,000 in 2000,
1999 and 1998, respectively.

     Employee Stock Purchase Plan

     The Employee Stock Purchase Plan authorizes the sale of up to 450,000 shares of Common Stock to substantially all employees of the Company and its subsidiaries. Offerings under the plan commence on the first day of each calendar quarter and end on the last day of the same calendar quarter at a purchase price that is equal to 90% of the last sale price of the Common Stock, as reported on the National Association of Security Dealers, Inc. Automated Quotation System ("Nasdaq"), on the commencement date of the offering. During 2000, 1999 and 1998, 9,436, 10,652 and
18,498 shares, respectively, of Common Stock were issued under the plan for net proceeds to the Company of $99,000, $129,000 and $142,000, respectively. The weighted-average fair value of shares sold under the Employee Stock Purchase Plan was $2.61 in 2000, $3.01 in 1999 and $2.08 in 1998. These fair values were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rate of 5.90%, 4.59% and 5.06%; dividend yield of 0%; volatility factor of the expected market price of the Company's Common Stock of .61, .62 and .62; and a weighted-average expected life of the options of .25 years.

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

     During 2000, the Company modified outstanding stock option agreements to allow employees 120 days to exercise vested options upon separation of employment, but did not extend the maximum contractual terms. This modification resulted in the Company recognizing $23,000 in compensation expense. No compensation expense was recognized during 1999 and 1998.

     The Company has complied with the pro forma requirements of SFAS No. 123 for those companies which choose not to account for the effects of stock-based compensation in the financial statements under SFAS No. 123. The fair value of these options was estimated at the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rate of 6.43%, 4.98% and 5.24%; dividend yield of 0%; volatility factor of the expected market price of the Company's Common Stock of .62, .64 and .64; and a weighted-average expected life of the options of 4.7, 4.3 and 4.3 years.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

                                 Year Ended December 31,
                              ----------------------------
                                2000      1999      1998
                              --------  --------  --------
                         (in thousands, except per share data)
Net income:
  As reported                 $13,373    $15,798    $8,289
  Pro forma                    10,902     13,873     7,105
Net income per share:
  As reported:
    Basic                         .86       1.02       .54
    Diluted                       .85       1.01       .54
  Pro forma:
    Basic                         .70        .90       .46
    Diluted                       .70        .89       .46

     A summary of the Company's stock option activity and related information for the years ended December 31, 2000, 1999 and 1998 follows:


                                         2000                  1999                  1998
                                   --------------------  --------------------  --------------------
                                              Weighted-             Weighted-             Weighted-
                                               Average               Average               Average
                                              Exercise              Exercise              Exercise
                                    Options     Price     Options     Price     Options     Price
                                   ---------  ---------  ---------  ---------  ---------  ---------
Outstanding at beginning of year   1,501,054     $11.70  1,150,633     $10.42  1,167,604     $10.50
Granted                            1,098,942     $10.55    654,706     $13.58    303,760     $10.42
Exercised                             (6,288)    $ 9.90   (142,088)    $10.51          -     $    -
Forfeited                           (222,335)    $11.08   (162,197)    $11.23   (320,731)    $10.71
                                   ---------             ---------             ---------
Outstanding at end of year         2,371,373     $11.23  1,501,054     $11.70  1,150,633     $10.42
                                   =========             =========             =========
Exercisable at end of year         1,050,299     $10.98    482,670     $10.19    284,201     $10.12
                                   =========             =========             =========
Weighted-average fair value of
  options granted during the year                $ 5.97                $ 7.36                $ 5.67
Reserved for future options        1,280,251             2,156,858             2,649,367


     The following table presents weighted-average price and life information about significant option groups outstanding at December 31, 2000:

                          Options Outstanding              Options Exercisable
                     -----------------------------  ---------------------------------
                                     Weighted-      Weighted-               Weighted-
                                      Average        Average                 Average
Range of               Number        Remaining      Exercise     Number     Exercise
Exercise Prices      Outstanding  Contractual Life    Price    Exercisable    Price
-------------------  -----------  ----------------  ---------  -----------  ---------
$7.1875 - $9.8125        636,839        8.76 years     $ 8.21      234,523     $ 8.03
$10.1250 - $12.9375    1,021,593        7.34 years     $11.37      551,902     $10.84
$13.0000 - $15.1875      634,510        8.42 years     $13.48      229,776     $13.63
$15.5625 - $17.1875       78,431        8.54 years     $15.77       34,098     $15.77
                       ---------                                 ---------
                       2,371,373        8.05 years               1,050,299
                       =========                                 =========



12. Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments approximate the fair values at December 31, 2000 and 1999.


13. Segment Information

  Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), redefined how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. In addition, SFAS No. 131 establishes standards for related disclosures about major customers, products and services and geographic areas. Operating segments are defined as a component of a business enterprise that discrete financial information is available for review by the chief operating decision maker, or decision-making group, in making decisions about resources to be allocated and to assess performance. Since it is management's intent to expand operations related to e-Commerce, a segment which has not been material in prior periods, it is believed that the financial statement user would benefit from a separate presentation of selected financial information attributable to this operating segment.

     Currently, the Company manages its operations through two business segments: Core Business and e-Commerce.

          Core Business: This reportable segment consists of the Company's healthcare information systems that include software licenses, related hardware, relicensed software, resold software and value-added services. The principal markets for this segment include large and mid-sized hospitals, clinics and other facilities, including integrated delivery networks.

          e-Commerce: This reportable segment consists of the Company's Internet-based product offerings. Currently, the Company offers three products, e-Reference Lab, e-Financial and e-CEM ("Clinical Event Manager"), which are Internet-based ASP products hosted and maintained at the Company's offices and accessed by customers over the Internet for a monthly fee. By hosting and maintaining applications at a central site and providing user access over the Internet, these products eliminate the customer's need for capital investment in information systems and internal staff, while providing access to state-of-the-art clinical systems. In addition, e-Hospital Lab is in Beta testing and development has begun on the Web enabling of some of the Core Business segment's products. The principal markets for the products currently available are the smaller hospital and commercial laboratories. In August 2000, the Company announced the formation of a new business, Diagnostix.com. Diagnostix.com plans phased development of Web-based products designed to streamline communication between the many constituents of healthcare - integrated delivery networks, laboratories, pharmacies, physicians and patients. The Company's strategic initiatives include development of future releases of ASP product offerings as well as introducing additional Internet ventures and products, which will target expanded markets.

     The Company evaluates performance based on several factors, of which the primary financial measure is net income for the Core Business segment and net income potential for the e-Commerce segment. In arriving at each reportable segment's net income, the Company is allocating department overhead expenses, sales and marketing expenses, general and administrative expenses and other income/expense. These items are being allocated as follows: (1) department overhead and general and administrative expenses on direct labor; (2) sales and marketing based on total sales dollars and (3) other income/expense based on revenue dollars.

     Summarized financial information concerning the Company's operating segments is shown below for 2000. The 1999 and 1998 results were 100% attributable to the Core Business segment.

2000                             Core Business  e-Commerce    Total
                                 -------------  ----------  --------
                              (in thousands, except per share amounts)
Revenues                              $120,476     $   157  $120,633
Operating income (loss)                 26,324      (9,110)   17,214
Income taxes (benefit)                   9,742      (3,040)    6,702
Net income (loss)                       19,439      (6,066)   13,373
Net income (loss) per
  diluted share <F1>                      1.24        (.39)      .85
Total assets                           127,413       9,502   136,915
Capital expenditures                     4,734         799     5,533
Interest income                          3,209           4     3,213
Interest expense                         1,082           1     1,083
Depreciation and amortization            7,482         404     7,886

[FN]
<F1>  Diluted net income (loss) per share is determined for each operating segment assuming diluted shares outstanding for the Company are attributable to each segment.

      During 2000, four customers each accounted for greater than 10% of the revenues for the e-Commerce segment. During 2000, 1999 and 1998, no single customer accounted for 10% or more of consolidated revenues. For the years ended December 31, 2000, 1999 and 1998, 94.7%, 94.4% and 96.9%, respectively, of the
Company's software revenues were related to LISs.

14. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the years ended December 31, 2000 and 1999 appear below:


                                  1st      2nd      3rd      4th
                                Quarter  Quarter  Quarter  Quarter    Total
                                -------  -------  -------  -------  --------
                                  (in thousands, except per share amounts)
2000
Total revenues                  $28,671  $30,560  $29,079  $32,323  $120,633
Operating expenses               25,066   25,950   24,971   27,432   103,419
Operating income                  3,605    4,610    4,108    4,891    17,214
Net income                        2,625    3,186    3,101    4,461    13,373
Net income per common share:
  Basic                            $.17     $.20     $.20     $.29      $.86
  Diluted                          $.17     $.20     $.20     $.28      $.85
Weighted-average number of
  common Shares outstanding:
  Basic                          15,547   15,550   15,553   15,561    15,553
  Diluted                        15,637   15,585   15,735   15,702    15,665

1999
Total revenues                  $32,720  $33,765  $33,032  $32,188  $131,705
Operating expenses <F1>          28,009   27,731   25,598   26,674   108,012
Operating income <F1>             4,711    6,034    7,434    5,514    23,693
Net income <F1>, <F2>             2,890    3,948    4,400    4,560    15,798
Net income per common
  share <F1>, <F2>:
  Basic                            $.19     $.26     $.28     $.29     $1.02
  Diluted                          $.19     $.25     $.28     $.29     $1.01
Weighted-average number of
  common Shares outstanding:
  Basic                          15,394   15,402   15,441   15,542    15,445
  Diluted                        15,512   15,550   15,698   15,674    15,609

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

                   SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the five years ended December 31, 2000, should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included herein. The selected consolidated financial data presented below have been derived from the Company's Consolidated Financial Statements, which have been audited (except for pro forma data) by Ernst & Young LLP, independent auditors.


                                                    Year Ended December 31,
                                       ------------------------------------------------
                                         2000      1999      1998      1997      1996
                                       --------  --------  --------  --------  --------
                                           (in thousands, except per share amounts)
Statement of Income Data:
Revenues:
  System sales                         $ 45,872  $ 53,656  $ 60,549  $ 52,761   $45,059
  Support and service                    74,761    78,049    60,226    49,576    35,937
                                       --------  --------  --------  --------   -------
    Total revenues                      120,633   131,705   120,775   102,337    80,996
                                       --------  --------  --------  --------   -------
Operating expenses:
  Cost of system sales                   21,432    21,930    27,424    26,015    20,056
  Client services                        30,113    36,720    32,945    27,438    18,401
  Research and development               20,851    16,128    15,309    13,244     9,988
  Sales and marketing                    16,298    17,304    17,556    14,007    10,896
  General and administrative             14,725    15,640    14,196    12,343     9,758
  Gain on sale of assets <F1>, <F4>           -      (681)     (404)        -         -
  Capitalized software development
    cost adjustments <F2>, <F5>               -       971         -     2,419         -
  Acquired, in-process technology <F6>        -         -         -     1,211     3,252
                                       --------  --------  --------  --------   -------
    Total operating expense             103,419   108,012   107,026    96,677    72,351
                                       --------  --------  --------  --------   -------
Operating income                         17,214    23,693    13,749     5,660     8,645
Other income (expense):
  Interest income                         3,213     1,710     1,348     1,154     1,345
  Interest expense                       (1,083)   (1,211)   (1,090)   (1,237)   (1,395)
  Other                                     731      (796)        2      (316)      (98)
                                       --------  --------  --------  --------   -------
Income before income taxes               20,075    23,396    14,009     5,261     8,497
Income tax provision:
  Current year operations <F3>            6,702     7,598     5,720     2,491     2,755
  Change in tax status                        -         -         -         -     1,122
                                       --------  --------  --------  --------   -------
Net income                             $ 13,373  $ 15,798  $  8,289  $  2,770   $ 4,620
                                       ========  ========  ========  ========   =======

Pro forma data (unaudited): <F7>
  Historical income before
    income taxes                       $      -  $      -  $      -  $      -   $ 8,497
  Pro forma income tax provision              -         -         -         -     4,459
                                       --------  --------  --------  --------   -------
  Pro forma net income                 $      -  $      -  $      -  $      -   $ 4,038
                                       ========  ========  ========  ========   =======

Net income per common share: <F7>
  Basic                                    $.86     $1.02      $.54      $.18      $.29
                                           ====     =====      ====      ====      ====
  Diluted                                  $.85     $1.01      $.54      $.18      $.29
                                           ====     =====      ====      ====      ====

Weighted-average number of
  common shares outstanding:
  Basic                                  15,553    15,445    15,383    15,369    13,919
                                       ========  ========  ========  ========   =======
  Diluted                                15,665    15,609    15,404    15,428    13,919
                                       ========  ========  ========  ========   =======

Balance Sheet Data (at end of period):
Cash and cash equivalents              $  8,523  $  9,660  $  7,057  $ 23,692   $31,911
Short-term investments                   61,908    37,218    27,283         -         -
Working capital                          77,963    67,656    48,463    38,090    39,065
Total assets                            136,915   117,263   104,244    94,173    96,911
Long-term debt and obligations
  under capital leases, primarily
  from related party, net of
  current portion                         1,819     3,099     4,163     6,080     5,921
Total shareholders' equity               98,511    85,623    68,194    59,822    56,767


[FN]
<F1> In 1999, the Company sold its Enterprise Master Person Index product for net proceeds of approximately $750,000. The pre-tax gain resulting from the sale was approximately $681,000. The after-tax gain was approximately $429,000, or $.03 per diluted share.
<F2> In 1999, the Company charged operations $971,000 ($656,000 after-tax, or $.04 per diluted share) related to a reduction in the carrying value of pharmacy software development costs.
<F3> Pursuant to a change in tax law, the Company's income tax expense for
     1999 was reduced by $950,000. This resulted in an increase in earnings per diluted share of $.06.
<F4> In 1998, the Company sold the assets comprising its Managed Care
     Manager Payor software product line for approximately $1.1 million. The pre-tax gain resulting from the sale, after associated write-offs, was approximately $404,000. The after-tax gain was approximately $238,000, or $.02 per diluted share.
<F5> In 1997, the Company charged operations $2,419,000 ($1,451,000 after-
     tax, or $.10 per diluted share) related to the reduction in the carrying value of IntelliCare software development costs.
<F6> In 1997, the Company charged operations $1,265,000 ($1,113,000 after-
     tax, or $.07 per diluted share) for acquired, in-process technology in conjunction with the purchase of the PreciseCare Medication Management System. In 1996, the Company charged operations $3,252,000, or $.23 per diluted share, for acquired, in-process technology in conjunction with the Antrim acquisition.
<F7> Pro forma data for the year 1996 has been computed as if the Company had been subject to federal and all applicable state income taxes.